Exhibit 99.1
BUSINESS REPORT
(From January 1, 2010 to December 31, 2010)
THIS IS AN ENGLISH TRANSLATION OF THE BUSINESS REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASES IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

BUSINESS REPORT
(From January 1, 2010 to December 31, 2010)

To:	Korean Financial Services Commission and Korea Exchange
We hereby submit this Business Report for the fiscal year ended on December 31, 2010 in accordance with Article 159 of the Financial Investment Services and Capital Markets Act.

/s/ Choi, Jong-Tae
President and Representative Director
POSCO
1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Shim, Tong-Wook
Senior Vice President
POSCO
Telelphone: +82-2-3457-0114

TABLE OF CONTENTS

I. Overview

II. Business Organization

III. Financial Statements

IV. Corporate Governance and Company Affiliates

V. Other Relevant Matters

Attachment:	Independent Accountants’ Review Report

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I. OVERVIEW
1. Scope of Business
A. POSCO (the “Company”)

Business	Note
(1) Production and sale of crude steel and stainless steel products

(2) Port/harbor loading/unloading, warehousing and packaging	No engagement in this business during the fiscal year 2010

(3) Management of professional athletic organizations

(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration, and other incidental businesses

(5) Real property lease business

(6) Public energy services and distribution system

(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources

(8) Educational services and other incidental services

(9) Production and sale of non-ferrous metals

(10) Other businesses incidental or related, directly or indirectly, to the foregoing businesses
B. POSCO Business Group
(1)	Name of Business Group: POSCO

(2)	Companies Belonging to Large Business Groups
POSCO, POSCO COATED & COLOR STEEL Co., Ltd., SUNGJIN GEOTEC Co., Ltd., DAEWOO INTERNATIONAL CORPORATION, POSCO ICT COMPANY LTD., POSCO CHEMTECH COMPANY LTD., SAMJUNG PACKING AND ALUMINUM CO., LTD., POSCO Engineering & Construction Co., Ltd., SEUNG KWANG CO.,LTD., POSCO Research Institute, POSCO Steel Service & Sales CO., Ltd., POSCO A&C Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Plant Engineering Co., Ltd., POSCO TERMINAL Co., Ltd., POSTECH VENTURE CAPITAL CORPORATION, METAPOLIS Co., Ltd., posmate, POSCO POWER CORPORATION, SNNC Co., Ltd., Poscoenc Housing Planning Co., Ltd., POSBRO COMPANY LTD., Suwon Green Environment Co., Ltd., POSCO TMC CO., LTD., POSWITH CO., LTD., UITrans LRT co., POSCO-Nippon Steel

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RHF Joint Venture Co., Ltd., Pohang Fuelcell Power Corporation, Cheongna IBT Co., Ltd., MegaAsset Co., Ltd., Gunsan Steel Processing and Fabricating Center CO., LTD., DAEWOOENGINEERING COMPANY CO., LTD., BASYS INDUSTRY CO., LTD., Pohang Steel Fabrication Center, POSCALCIUM Company, Ltd., DAKOS CO., LTD., SONGDO SE CO., Ltd., eNtoB Corporation, POSCO AST CO., LTD., DAIMYUNG TMS CO., LTD., POSCO LED COMPANY LTD., POSCO E&E, POMIC Co., Ltd., POS-HiMETAL CO., Ltd., POSFINE CO., Ltd., POS ECO HOUSING CO., Ltd., Mapo Hibroad Parking co., Ltd., Gwangyang Steel Processing and Fabricating Center Co., LTD., POSPlate Co., LTD., PLANT EST Co., Ltd., 9DIGIT CO., LTD., YU YOUNG METAL CO., LTD., SHINKI E&T Co., Ltd., ANJEONG DISTRICT DEVELOPMENT CO., LTD., POSGREEN Company, Ltd., Busan E&E Co., Ltd., POREKA Co., POSCO NST.CO., LTD.
(a)	Changes in Companies Belonging to Large Business Groups before December 31, 2010
-	Exclusion of Subsidiary: POSCO Machinery Co., Ltd. (January 26, 2010)

-	Exclusion of Subsidiary: POSCON Co., Ltd. (February 23, 2010)

-	Addition of Subsidiary: POS ECO HOUSING CO., Ltd. (February 1, 2010)

-	Addition of Subsidiary: POSCALCIUM Company, Ltd. (February 1, 2010)

-	Addition of Subsidiary: DAKOS CO., LTD. (February 1, 2010)

-	Addition of Subsidiary: Mapo Hibroad Parking co., Ltd. (February 1, 2010)

-	Addition of Subsidiary: Gwangyang Steel Processing and Fabricating Center Co., LTD. (March 2, 2010)

-	Addition of Subsidiary: POSPlate Co., LTD. (March 2, 2010)

-	Exclusion of Subsidiary: Universal Studios Resort Development Corporation (April 1, 2010)

-	Addition of Subsidiary: Pure Gimpo Co., Ltd. (April 1, 2010)

-	Addition of Subsidiary: PLANT EST Co., Ltd. (May 3, 2010)

-	Addition of Subsidiary: 9DIGIT CO., LTD. (June 1, 2010)

-	Addition of Subsidiary: SUNGJIN GEOTEC Co., Ltd. (June 1, 2010)

-	Addition of Subsidiary: SHINKI E&T Co., Ltd. (June 1, 2010)

-	Addition of Subsidiary: ANJEONG DISTRICT DEVELOPMENT CO., LTD. (June 1, 2010)

-	Addition of Subsidiary: YU YOUNG METAL CO., LTD. (June 1, 2010)

-	Addition of Subsidiary: SONGDO SE CO., Ltd. (June 1, 2010)

-	Addition of Subsidiary: POREKA Co. (July 1, 2010)

-	Addition of Subsidiary: POSGREEN Company, Ltd. (August 2, 2010)

-	Addition of Subsidiary: Busan E&E Co., Ltd. (August 2, 2010)

-	Exclusion of Subsidiary: Universal Studios Resort Asset Management Corporation (August 11, 2010)

-	Exclusion of Subsidiary: RISTec-Biz Co., Ltd. (August 12, 2010)

-	Exclusion of Subsidiary: Medical Materials Co., Ltd. (August 12, 2010)

-	Addition of Subsidiary: POSCO LED COMPANY LTD. (October 1, 2010)

-	Addition of Subsidiary: DAEWOO INTERNATIONAL CORPORATION (November 1, 2010)

-	Addition of Subsidiary: POSCO NST.CO., LTD. (November 1, 2010)

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-	Addition of Subsidiary: Gunsan Steel Processing and Fabricating Center CO., LTD. (November 1, 2010)

-	Exclusion of Subsidiary: Pure Gimpo Co., Ltd. (November 1, 2010)
(b)	Changes in Companies Belonging to Large Business Groups after December 31, 2010
-	Addition of Subsidiary: Clean Iksan Co., Ltd. (January 3, 2011)

-	Addition of Subsidiary: Pohang Scrap Recyling Distribution Center Co., Ltd. (February 1, 2011)

-	POSCO Steel Service & Sales CO., Ltd. changed the company name to POSCO Processing & Service. (March 2011)

-	SAMJUNG PACKING AND ALUMINUM CO., LTD. changed the company name to POSCO M-TECH CO., LTD. (March 2011)

-	Exclusion of Subsidiary: Clean Iksan Co., Ltd. (March, 2011)
(3)	Related Laws and Regulations
The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (hereinafter, the “MRFTA”).
Details
(a)	Prohibition on Cross Shareholdings (Article 9-1 of the MRFTA)

(b)	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibitions on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the MRFTA)

(d)	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Report on Status of Shareholding (Article 13 of the MRFTA)
2. Business Organization
A. Highlights of the Company’s Business Organization
(1)	Date of the Establishment: April 1, 1968

(2)	Location of the Headquarter: 1 Koedong-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(3)	Steel Works and Offices

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(a)	Pohang Steel Works: 5 Dongchon-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(b)	Gwangyang Steel Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

(c)	Principal Executive Office: POSCO Center, 892 Daechi4 dong, Gangnam-ku, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business, the Company operates eight overseas offices as follows:

United Arab Emirates (Dubai), Czech Republic (Prague), the European Union (Dusseldorf, Germany)

Brazil (Rio de Janeiro), Russia (Moscow), Egypt(Cairo), and Australia (Perth)
Changes in Overseas Offices
-	Closing of Hanoi office in Vietnam (May, 2010)

-	Establishement of Ullaanbaatar office in Mongolia (September, 2010)

-	Establishment of Western Australian office in Australia (October, 2010)
(4)	Composition of the Board of Directors (as of February 26, 2010)
(a)	Inside Directors
-	Terms of office for Yoon, Seok-Man, Lee, Dong-Hee, Hur, Nam-Suk, Chung, Keel-Sou expired on February 26, 2010.

-	New members: Park, Han-Yong, Oh, Chang-Kwan, Kim, Jin Il
(b)	Outside Directors
-	Terms of office for Jeffrey D. Jones expired on February 26, 2010.
(c)	Representative Directors
-	Prior to February 26, 2010: Chung, Joon-Yang, Lee, Dong-Hee, Choi, Jong-Tae

-	As of February 26, 2010: Chung, Joon-Yang, Choi, Jong-Tae
Changes After the Fiscal Year 2010
     Board of Directors (as of February 25, 2011)
(a)	Inside Directors
-	There is no change.
(b)	Outside Directors
-	The terms of office for Ahn, Charles, Sun, Wook, and Park, Sang-Yong expired on February 25, 2011.

-	New members: Nam, Yong, Byun, Dae-Gyu, and Park, Sang-Kil
(c)	Representative Directors
-	Prior to February 25, 2011: Chung, Joon-Yang, and Choi, Jong-Tae

-	As of February 25, 2011: Chung, Joon-Yang, Choi, Jong-Tae, Park, Han-Yong, and Oh, Chang-Kwan
(5)	Major POSCO Shareholders
(a)	National Pension Corporation holds the largest number of shares.

(b)	Date of Disclosure: January 30, 2007
(for further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009,

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March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010 and January 28, 2011)
B. Merger, Acquisition and Handover of Businesses
[none]
C. Major Changes in Production Facilities
There was no material change during the fiscal year 2010.
3. Equity Capital
A. New Issuance of Registered Common Stock
There was no new issuance of registered common stock in the last five years.
B. Convertible Bonds
[None]
C. Bonds with Warrant
[None]
4. Other Information Regarding Shares

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A. Total Number of Shares	(As of December 31, 2010)

Authorized Shares	Outstanding Shares
200,000,000	87,186,835
The currency of the Republic of Korea is Korean Won (hereinafter, “KRW”).

Par Value: KRW 5,000 per share
B. Treasury Stock Holding and Cancellation

(1) Treasury Stock Holding and Cancellation	(As of December 31, 2010)

Method of Purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct		7,792,072	—	—	—	7,792,072
Special Money Trust	Registered Common	2,361,885	—	—	—	2,361,885
Total		10,153,957	—	—	—	10,153,957
Beginning Balance: as of December 31, 2009

(2) Treasury Stock Purchased under the Special Money Trust Contract	(In billions of KRW)

Items	Beginning	Increased	Decreased	Balance
Special Money Trust	822.2	0.7	—	822.9
The Initial Amount of Treasury Stock Purchased under the Special Money Trust Contract: KRW 550 billion

Renewal of Treasury Stock Purchased under the Special Money Trust Contract
-	Hana Bank, Shinhan Bank, Daegu Bank, National Agricultural Cooperative Federation (NACF)

-	Renewed Contract Period: From May 12, 2010 to May 11, 2013

-	Renewed Contract Amount: KRW 822.9 billion
C. Voting Rights
(As of December 31, 2010)

	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	10,154,957	* Treasury Stock 10,153,957 shares and 1,000 Shares in Mutual Ownership
(3) Shares with Voting Rights	77,031,878	—

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D. Earnings and Dividend
(In millions of KRW)

	2010
	(January 1, 2010 ~
	December 31, 2010)	2009	2008
Net Profit	4,202,791	3,172,264	4,446,933
Earning per Share (KRW)	54,558	41,380	58,905
Cash Dividend Paid	770,329	615,569	762,760
Pay-out Ratio	18.3%	19.4%	17.2%
Dividend per Share (KRW)	10,000	8,000	10,000
Dividend Yield	2.03%	1.31%	2.62%

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II. BUSINESS
1. Current Situation of POSCO
A. Domestic Market Share
(Millions of Tons, %)

	2010
	(January 1, 2010 ~
	December 31, 2010)		2009		2008
Category	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	58.4	100	48.6	100	53.3	100
POSCO	33.7	58	29.5	61	33.1	62
Others	24.7	42	19.1	39	20.2	38

Source: Korea Iron and Steel Association
B. Characteristics of the Steel Market
(1)	The steel industry supplies materials to major industries, including the automobile, shipbuilding and electronics appliance industries.

(2)	Domestic sales represent 57% and overseas sales represent 43% of our total sales volume of steel products. The major overseas markets include Japan, China, and Southeast Asian countries.

(3)	The company also maintains a made-to-order supply system, and 70% of domestic sales are direct business based on actual demand to secure a stable operation.
C. Current Situation and Prospect of New Businesses
(1)	Establishment of Steelworks in India
(a)	POSCO entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelwork facility with an annual production capacity of 12 million tons. (June, 2005)

(b)	POSCO established POSCO-India Private Limited (“POSCO-India Pvt., Ltd.”). (August, 2005)
(2)	Development of Iron Ore Captive Mines in India
(a)	POSCO-India filed applications for mining prospecting licenses in respect of certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	The Orissa state government recommended to the Indian central government approval of the Khandadhar Licenses on behalf of POSCO-India. (December, 2006)

(c)	The Indian central government denied approval for the Khandadhar Licenses and remanded the matter to the Orissa state government for further consideration. (July, 2007)

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(d)	The Orissa state government resubmitted its recommendation for approval of the Khandadhar Licenses on behalf of POSCO-India. (January, 2009)

(e)	The Orissa High Court set aside the Orissa state government’s recommendation to grant approval for the Khandadhar Licenses, and in response, the Orissa state government planed to file a petition with the Indian Supreme Court to challenge the Orissa High Court order. (July, 2010)

(f)	The Orissa state government filed a petition with the Indian Supreme Court. (November, 2010)

(g)	The Indian Supreme Court upheld the Orissa state government’s recommendation for the approval of the Khandadhar Licenses. (December, 2010)
(3)	Establishment of Steelworks in India
(a)	The Indian central government granted approval for environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	The Indian central government granted approval for environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	The Indian Supreme Court granted stage-one clearance for forest diversion with respect to 2,959 acres of forest land. (August, 2008)

(d)	The Indian central government granted approval for the deforestation of steel mill construction sites. (December, 2009)

(e)	Final plans for rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	The Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the project construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(d)	The Ministry of Environment and Forest of the Indian central government approved the construction of the steel mills. (January, 2011)
(4)	Establishment of Steelworks in Indonesia
(a)	POSCO entered into a memorandum of agreement with Perseroan Terbatas Krakatau Steel, an Indonesian state owned company, to build an integrated steelwork with a total annual production capacity of 6 million tons of steel products in Indonesia. (December, 2009)

(b)	POSCO planned to enter into a joint venture agreement in August, 2010

(c)	POSCO established PT. KRAKATAU POSCO. (September, 2010)

(d)	PT. KRAKATAU POSCO held a groundbreaking ceremony for the establishment of steelworks in Indonesia. (October, 2010)

(e)	The first phase of construction for the establishment of a steel mill with an annual production capacity of 3 million tons of steel products is expected to commence in the fiscal year 2011 and to be completed in 2013.
(5)	Establishment of POSCO-Maharashtra Steel Pvt., Ltd. Continuous Galvanizing Line

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(a)	The construction started with an annual production capacity of 450 thousand tons. (March, 2010)

(b)	The steel frame construction started. (August, 2010)
(6)	Establishment of Guangdong Pohang Continuous Galvanizing Line in China
(a)	The establishment plan of Guangdong Pohang Continuous Galvanizing Line in China was approved by the Board of Directors. (July, 2010)

(b)	The establishment plan of Guangdong Pohang Continuous Galvanizing Line in China was approved by the Chinese government. (October, 2010)

(c)	POSCO held a groundbreaking ceremony for the establishment of Guangdong Pohang Continuous Galvanizing Line in China. (March, 2011)
2. Key Products and Raw Materials
A. Current Situation of Key Products
(In hundred millions of KRW)

Business	Source of
Area	Sales	Items	Specific utility	Key brand	Sales (Portion)
Steel Production	Products	Hot-rolled Products	Steel pipes, shipbuilding, etc.	POSCO	135,364 (42%)
135,831 (42%)

		Cold-rolled Products	Automobiles,electronic, appliances, etc.		49,168 (15%)

Silverware, steel pipes, etc.

STS

	Others	Slag	Raw material for cement, etc.		5,691 (2%)

	Sales Discount				-234 (-0%)

Total					325,820 (100%)

B. Price Trends of Key Products
(In thousands of KRW/ Tons)

	2010
	(January 1, 2010 ~
Items	December 31, 2010)	2009	2008
Hot-rolled Product (HR)	845	799	840
Cold-rolled Product (CR)	987	925	927

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(1)	Criteria for Calculation
(a)	Product Items and Objects for Calculation: unit prices of standard hot-rolled product and cold-rolled product

(b)	Unit and Method for Calculation: the average price of each product based on its total sales during the given period, including freight
(2)	Factors of Price Fluctuations
(a)	Increase in domestic product price in the third quarter of the fiscal year 2010 due to a gradual increase in raw material prices and recovery of the steel industry
C. Current Situation of Major Raw Materials
(In hundred millions of KRW)

Purchase
Business	Type of			Amount
Area	Purchase	Item	Specific Use	(Portion)	Remarks
Steel Production	Raw Materials	Iron Ore	Iron Ore for Blast Furnaces	71,329 (36.8%)	BHP Billiton of Australia, Rio Tinto, VALE of Brazil

		Coal	Coking Coal: Heat Source for Blast Furnaces	54,787 (28.2%)	Anglo of Australia, Rio Tinto, Teck of Canada
Smokeless Coal: Sintering Fuel

		STS Materials	Key Materials for STS Production	34,338 (17.7%)	Nickel, Ferrocrome, STS Scrap Iron, etc.

		Other Minerals	Sub-materials for Iron-making, Steelmaking	33,560 (17.3%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.

Total				194,014
D. Price Trends of Key Materials

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(In thousands of KRW/ Tons)

	2010
	(January 1, 2010 ~
Category	December 31, 2010)	2009	2008
Iron ore	157	87	137
Coal	221	166	327
Scrap Iron	481	394	509
Nickel	25,308	18,873	22,994

Key Factors in Price Fluctuations
(1)	Iron Ore
(In Dollars/ Tons)

	2010
	(January 1, 2010 ~
	December 31, 2010)	2009	2008
Trend of International Benchmark Price (Free On Board, hereinafter, “FOB”)	136	68	126

-	Platts Index (Fe 62%)
(2)	Coal
(In Dollars/ Tons)

	2010
	(January 1, 2010 ~
	December 31, 2010)	2009	2008
Trend of International Benchmark Price (FOB)	191	172	250

-	Coal (FOB): based on Australian premium hard coking coal price
(3)	Scrap Iron
(In Dollars/ Tons)

	2010
	(January 1, 2010 ~
	December 31, 2010	2009	2008
Trend of Purchase Price (Cost and Freight, hereinafter, “CFR”)	409	307	462

-	Scrap Iron (CFR)
(4)	Nickel

	2010
	(January 1, 2010 ~
	December 31, 2010	2009	2008
Trend of London Metal Exchange	USD 9.89/lb	USD 6.65/lb	USD 9.58/lb
(hereinafter, “LME”) Cash Price	USD 21,809/ton	USD 14,655/ton	USD 21,111/ton

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3. Production and Facilities
A. Production Capacity
(Thousands of Tons)

	2010
	(January 1, 2010 ~
Items	December 31, 2010	2009	2008
Pohang Works	15,000	15,000	15,000
Gwangyang Steel Works	20,800	18,000	18,000

Total	35,800	33,000	33,000

B. Production and Capacity Utilization Rate
(1)	Production
(Thousands of Tons)

		2010
		(January 1, 2010 ~
Items		December 31, 2010	2009	2008
Crude Steel	Pohang	14,232	14,344	14,936
	Gwangyang	19,484	15,186	18,200

Subtotal		33,716	29,530	33,136

Hot-Rolled Products	Pohang	3,182	3,107	3,331
	Gwangyang	5,096	4,968	5,236

Plate	Pohang	4,133	4,486	4,738
	Pohang	506	0	0
Wire Rod	Pohang	2,031	1,950	2,027

Pickled-Oiled Steel	Gwangyang	2,450	1,664	2,406
Sheets Cold Rolled Products	Pohang	1,633	1,586	1,739
	Gwangyang	4,565	3,947	4,487

Coated Steel	Pohang	473	357	304
	Gwangyang	3,839	2,787	4,022

Electrical Steel	Pohang	1,011	849	940

Stainless Steel	Pohang	1,722	1,348	1,347

Others	Pohang	372	360	521
	Gwangyang	1,116	834	739

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	2010
	(January 1, 2010 ~
Items	December 31, 2010	2009	2008

Total Products	32,129	28,243	31,837
Pohang	14,557	14,043	14,947

Gwangyang	17,572	14,200	16,890
(2)	Capacity Utilization Rate of Crude Steel Production for the Fiscal Year 2010
(Thousands of Tons)

Items	Capacity	Production	Utilization Rate
Pohang Works	15,000	14,232	94.9%
Gwangyang Works	20,800	19,484	100.4%

Total	35,800	33,716	98.0%

-	Capacity Utilization Rate = Production/ Production Capacity
C. Production Facilities
(1)	Book Value of Fixed Assets
(In millions of KRW)

		Beginning				Ending Book
Items		Book Balance	Increased	Decreased	Depreciation	Balance
Pohang	Land	444,870	1,654	9	—	446,515
	Building	1,175,768	286,286	8,030	92,544	1,361,480
	Structures	812,779	137,328	2,910	56,393	890,804
	Machinery and Equipment	4,586,813	1,410,082	17,878	1,053,905	4,925,112
	Vehicles	12,552	12,161	152	5,810	18,751
	Tools and Fixtures	9,291	13,461	—	4,496	18,256
	Furniture and Others	32,259	30,153	18	11,843	50,551
	Financial Lease Assets	9,555	—	—	637	8,918

Gwangyang	Land	516,999	154,047	7,388	—	663,658
	Building	822,742	469,579	811	102,326	1,189,184
	Structures	667,141	456,657	1,319	69,080	1,053,399
	Machinery and Equipment	3,683,619	2,436,215	4,395	857,743	5,257,696
	Vehicles	4,251	1,933	2	2,179	4,003
	Tools and Fixtures	7,446	5,928	1	3,822	9,551
	Furniture and Others	17,798	4,672	42	6,635	15,793

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(2)	Major Capital Expenditures
(a)	Investments under Construction
(In hundred millions of KRW)

				Invested	Amount
			Total	Amount	to Be
Items	Date	Project	Investment	(2010)	Invested
Expansion	September, 2008 ~ December, 2011	G) Installation of the Fifth Sintering Mill and the Fifth Coking Mill	17,059	14,502(9,995)	2,557

	October, 2009 ~ September, 2016	P, G) Capacity Expansion of Treatment of Raw Materials	12,592	4,313(2,456)	8,279

	January, 2009 ~ March, 2012	P) Construction of a New Pickling and Galvanizing Line	2,689	757(699)	1,932

	Aril, 2010 ~ Octover, 2011	G) Construction of a Plate Heat Treating Furnace	1,611	353(353)	1,258

Renovation/Replacement	October, 2008 ~ March, 2011	P) Renovation of the Fourth Furnace	3,990	3,801(2,478)	189

	February, 2011 ~ August, 2011	G) Renovation of the First Electrolytic Galvanized Line	1,221	112(112)	1,109

Others			72,293	53,434(16,033)	18,859

Total			111,455	77,272(32,125)	34,183

P stands for Pohang steel works.

G stands for Gwangyang steel works.
(b)	Planned Investments
(In hundred millions of KRW)

		Planned Investments
Location	Project	2010	2011	2012
Pohang	Expansion, Renovation and Replacement of Existing Facilities	12,286	14,199	26,808
	Sub-total	12,286	14,199	26,808

Gwangyang	Expansion, Renovation and Replacement of Existing Facilities	19,839	18,369	22,247
	Sub-total	19,839	18,369	22,247

Total		32,125	32,568	49,055

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     4. Steel Product Sales
(In hundred millions of KRW)

		2010	2009	2008
Items		(’10.1.1 ~ ’10.12.31)	(’09.1.1 ~’09.12.31)	(’08.1.1 ~’09.12.31)
Hot-Rolled Products	Domestic	103,144	96,581	110,436
	Export	32,220	28,525	25,046
	Total	135,364	125,106	135,482

Cold-Rolled Products	Domestic	74,409	55,426	69,473
	Export	61,421	50,111	57,763
	Total	135,831	105,537	127,236

Stainless Steel	Domestic	26,414	19,047	24,682
	Export	22,754	15,813	14,922
	Total	49,168	34,860	39,604

Others	Domestic	5,654	4,251	3,809
	Export	38	47	859
	Total	5,691	4,298	4,668

Subtotal	Domestic	209,621	175,305	208,400
	Export	116,433	94,496	98,590
	Total	326,054	269,801	306,990

Discount		-234	-262	-566

Total		325,820	269,539	306,424

5. Derivatives — Currency Forward Contracts
If the Exchangeable Notes to American Depository Receipts of SK Telecom issued on August 19, 2008, were converted on December 31, 2010, the derivative valuation of the profit would be KRW 1,248 million.
6. Significant Contracts

Contract	Date	Remarks
Joint-Venture with Nippon Steel Corporation	January, 2009	POSCO entered into a joint-venture contract whereby Nippon Steel Corporation would gain a 15% stake (USD 37.2 million) in POSCO-Vietnam Co., Ltd. by purchasing its newly issued shares.

Production of High-Quality Ferro Mangan	July, 2009	POSCO and Dongbu Metal Co., Ltd. entered into an agreement to establish a joint-venture firm, for the production of melted high-quality Ferro Mangan to be used in the

19

Contract	Date	Remarks
manufacture of high grade Mangan steel for automobiles parts and plates. Upon the completion of the transaction, POSCO will acquire a 65% stake in the joint-venture firm.

Acquisition of Taihan ST Co., Ltd.	July, 2009	POSCO purchased and acquired 65.1% of all issued and outstanding shares of Taihan ST Co., Ltd. priced at KRW 60 billion to strengthen its competitiveness in the stainless steel market.

Acquisition of Asia Stainless Corporation	July, 2009	In order to strengthen its competitiveness in the global stainless steel industry, POSCO purchased and acquired 90% of all issued and outstanding shares of Asia Stainless Corporation, a Vietnamese corporation.

Equity Swap with Kookmin Bank	October, 2009	POSCO purchased 4,084,967 shares of KB Financial Group Inc.’s stock (1.15% of KB Financial Group Inc.’s outstanding shares) worth KRW 250.0 billion.

Kookmin Bank purchased 462,962 shares of POSCO treasury stocks (0.53% of POSCO’s outstanding shares) worth KRW 250.0 billion.

Cooperation Agreement with Roy Hill Holdings Pty., Ltd.	January, 2010	POSCO and Roy Hill Holdings Pty., Ltd. (hereinafter, the “Entity”) entered into a Cooperation Agreement under which POSCO shall acquire conversion right of the Entity constituting 3.75% of the total issued and outstanding shares of the Entity. Upon a satisfactory completion of the feasibility study, POSCO will acquire and own 15% of the total issued and outstanding shares, including 3.75% of convertible shares, of the Entity.

Shares Purchase Agreement of the Acquisition of Sungjin Geotec Co., Ltd.	March, 2010	POSCO entered into a shares purchase agreement to acquire 12,345,110 shares of Sungjin Geotec Co., Ltd. (40.4% of Sungjin Geotec Co., Ltd.’s outstanding shares) worth KRW 159,251,919,000. The shares purchase agreement will be effective based on the Board of Directors’ resolution and the merger and acquisition approval by the Fair Trade Commission.

Named as a Preferred Acquirer of Daewoo International Corporation	May, 2010	As a result of the acquisition bidding of the Daewoo International Corporation Co., Ltd. , POSCO was named as a preferred acquirer.

Investment in American Metal Coal International (Western Australia) Pty., Ltd. in Western Australia	July, 2010	POSCO decided to acquire a 49% stake in the American Metal Coal International (Western Australia) (hereinafter, “AMCI (WA)”) Pty., Ltd. for approximately AUD 183 million.

20

Contract	Date	Remarks
Equity Swap with Kookmin Bank	January, 2011	POSCO purchased 2,338,230 shares of KB Financial Group Inc.’s stock (0.61% of KB Financial Group Inc.’s outstanding shares) worth KRW 140.8 billion.

Kookmin Bank purchased 342,955 shares of POSCO treasury stocks (0.39% of POSCO’s outstanding shares) worth KRW 165.0 billion.

Please, refer to Form 6-K for additional information.
7. Research and Development
A. Research and Development (hereinafter, “R&D”) Organization

	Organization	Staff
In-house	Technology Development Department	96
	Environment and Energy Department	21
	Technical Research Laboratory (Group)	831

Independent	Research Institute of Industrial Science and Technology	456
	POSTECH	1,293

B. R&D Expenses
(In millions of KRW)

	2010
	(January 1, 2010 ~
	December 31, 2010	2009	2008	2007
Raw Materials	86,360	115,500	93,016	49,552
Labor cost	61,270	44,557	54,242	38,635
Depreciation	40,867	36,385	35,879	32,822
Subcontract	206,227	150,238	151,553	96,200
Other Expense	132,778	107,718	108,037	104,425
Total	527,502	454,398	442,727	321,634
(R&D/Sales Ratio)*100	1.62%	1.69%	1.44%	1.45%

21

III. Financial Statements
1. Non-consolidated Financial Statements
A. Summary for the Fiscal Years 2006 through 2010
(In millions of KRW)

	2010
	(January 1, 2010 ~
Item	December 31, 2010	2009	2008	2007	2006
Current Assets	13,008,707	12,918,064	13,693,225	8,767,894	7,870,885
Quick Assets	7,019,949	9,921,738	7,277,624	5,546,615	5,136,181
Inventories	5,988,758	2,996,326	6,415,601	3,221,279	2,734,704
Fixed Assets	35,181,538	27,074,701	23,340,229	21,724,904	18,491,988
Investments Assets	16,125,046	10,212,391	8,632,612	8,165,314	5,658,395
Tangible Assets	18,547,857	16,645,594	14,465,918	13,201,649	12,466,116
Intangible Assets	172,643	151,829	170,095	211,975	229,418
Other Fixed Assets	335,992	64,887	71,604	145,966	138,059
Total Assets	48,190,245	39,992,765	37,033,454	30,492,798	26,362,873
Current Liabilities	5,823,594	2,685,842	4,283,199	2,811,807	1,746,904
Fixed Liabilities	7,284,461	6,355,632	4,966,598	3,177,759	2,824,311
Total Liabilities	13,108,055	9,041,474	9,249,797	5,989,566	4,571,215
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,421,191	4,404,069	4,291,355	4,128,839	3,937,056
Capital Adjustments	(-)2,403,263	(-)2,403,263	(-)2,502,014	(-)2,715,964	(-)1,670,690
Accumulated Other Comprehensive Income	1,129,106	524,825	51,790	839,727	298,995
Retained Earnings	31,452,752	27,943,257	25,460,123	21,768,227	18,743,894
Total Shareholders’ Equity	35,082,190	30,951,291	27,783,657	24,503,232	21,791,658
Sales	32,582,037	26,953,945	30,642,409	22,206,685	20,043,409
Operating Income	5,047,046	3,147,998	6,540,059	4,308,275	3,892,307
Net Income	4,202,791	3,172,264	4,446,933	3,679,431	3,206,605

22

B. The Standards Used for Reporting the Financial Statements
(1)	The company prepared its financial statements in accordance with the Korean Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on financial statements.

(2)	The Company’s Plan and Status for Applying Korean-International Financial Reporting Standards:

The Company plans to prepare its financial statements under Korean-International Financial Reporting Standards (hereinafter, “K-IFRS”) from the fiscal year 2011. To manage all the things accompanied with the adoption of K-IFRS, the Company has organized a separate task force, analyzed the impact of the adoption of K-IFRS, and been modifying the accounting system. Also, the Company has trained persons in charge of the adoption of K-IFRS in POSCO and its subsidiaries, and the Company now periodically reports the results of its operation to the audit committee and the management.
C. Non-consolidated Financial Statements
(1)	Balance Sheet

Refer to the attached financial report as of December 31, 2010.

(2)	Income Statements

Refer to the attached financial report as of December 31, 2010.

(3)	The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.
2. Consolidated Financial Statements
A. Summary for the Fiscal Years 2006 through 2010
(In millions of KRW)

	2010	2009	2008	2007	2006
Current Assets	27,107,123	20,634,150	22,197,633	14,393,533	12,236,953
Quick Assets	17,303,670	15,481,311	13,535,913	9,491,517	8,218,748
Inventories	9,803,453	5,152,839	8,661,720	4,902,016	4,018,205
Fixes Assets	40,838,810	29,677,598	24,763,649	21,881,230	18,912,120
Investments Assets	10,769,441	6,470,999	5,278,165	5,239,026	3,239,689
Tangible Assets	25,699,149	21,839,785	18,069,099	15,581,765	14,643,120
Intangible Assets	3,161,452	629,969	723,767	570,779	557,082
Other Fixed Assets	1,208,768	736,845	692,618	489,660	472,229

23

	2010	2009	2008	2007	2006
Total Assets	67,945,933	50,311,748	46,961,282	36,274,763	31,149,073
Current Liabilities	17,093,226	9,274,818	11,009,393	6,624,615	5,082,295
Fixed Liabilities	13,651,286	9,372,616	7,607,684	4,532,408	3,665,036
Total Liabilities	30,744,512	18,647,434	18,617,077	11,157,023	8,747,331
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,411,018	4,446,032	4,319,083	4,176,592	4,035,273
Capital Adjustments	(-)2,402,702	(-)2,410,668	(-)2,509,081	(-)2,727,147	(-)1,678,229
Accumulated Other Comprehensive Income	1,009,099	455,470	(-)21,985	784,933	209,754
Retained Earnings	31,395,470	27,935,726	25,393,246	21,767,302	18,863,333
Minority Interest	2,306,133	755,350	680,539	633,657	489,208
Total Shareholders’ Equity	37,201,421	31,664,313	28,344,205	25,117,740	22,401,742
Total Sales	60,637,860	36,855,001	41,742,636	31,607,741	25,842,326
Operating Income	5,738,309	3,868,162	7,173,929	4,919,862	4,389,147
Net Income from Continuing Operations	4,217,695	3,342,311	4,350,103	3,677,964	3,353,082
Net Income	4,217,695	3,242,311	4,350,103	3,677,964	3,353,082
Consolidated Net Profit	4,181,285	3,218,425	4,378,751	3,558,660	3,314,181
Number of Consolidated Companies	114	81	74	64	53
B. The Standards Used for Reporting the Financial Statements
The company prepared its financial statements in accordance with the Korean Generally Accepted Accounting Principle and applied it to each company’s final financial statements.
C. Consolidated Financial Statements
(1)	Consolidated Balance Sheet

Refer to the attached consolidated financial report for the fiscal year 2010 as of December 31, 2010.

(2)	Consolidated Income Statements

24

Refer to the attached consolidated financial report for the fiscal year 2010 as of December 31, 2010.

25

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES
1. Overview of Corporate Governance
A. Board of Directors
(1)    Board of Directors
Our board of directors has the ultimate responsibility for management of our business affairs. Under our articles of incorporation, our board shall consist of five directors who also act as our executive officers (hereinafter, the “Inside Directors”) and eight directors who are to be outside directors (hereinafter, the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (hereinafter, the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.
Our board of directors maintains the following six special committees:
(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Commitee.
Composition of the Special Committees under the Board of Directors and their Functions

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Han, Joon-Ho Lee, Young-Sun Lee, Chang Hee Park, Han-Yong
-    Reviews the qualifications of potential candidates
-    Proposes nominees to serve on the Board of Directors as Outside Directors
-    Advances nomination of Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Lee, Young-Sun Ahn, Charles Yoo, Jang-Hee Kim, Byung Ki	- Executes management succession and development plans - Establishes evaluation procedures of directors - Reviews directors’ remuneration and retirement allowance

26

Category	Composition	Directors	Major Functions
Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Yoo, Jang-Hee Han, Joon-Ho Kim, Byung Ki Choi, Jong-Tae Kim, Jin-Il
-    Advances deliberation of new crucial investments in other companies
-    Revises the internal regulations regarding the operation of the Board of Directors
-    Deliberates financial matters and donations between KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Park, Sang-Yong Sun, Wook Lee, Chang Hee
-    Audits the accounting system and business operations
-    Examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Park, Sang-Yong Sun, Wook Lee, Chang Hee
-    Reviews the related party and the other internal transaction exceeding KRW 10 billion if it complies with the MRFTA
-    Reviews the related party and the other internal transactions exceeding KRW 5 billion but less than 10 billion if it complies with the MRFTA and accept or reject the execution of such transaction

Executive Management Committee	5 Inside Directors	Chung, Joon-Yang Choi, Jong-Tae Park, Han-Yong Oh, Chang-Kwan Kim, Jin-Il
-    Oversees decisions with respect to our operational and management matters
-    Reviews management’s proposals of new strategic initiatives
-    Reviews deliberation over critical internal matters related to the organization structure and development of personnel
-    Reviews and revise working policies and welfares

(2)    Establishment and Composition of the Director Candidate Recommendation Committee
(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

27

Composition of the Director Candidate Recommendation Committee

Han, Joon-Ho (Chairman)	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>

Lee, Young-Sun (Member)	Outside Director	• Outside Directors (3), Inside Director (1):

Lee, Chang Hee (Member)	Outside Director	Pursuant to Article 542-8 of the Commercial Code of the Republic of Korea

Park, Han-Yong (Member)	Inside Director
Changes in composition of the Director Candidate Recommendation Committee after the fiscal year 2010
-	Effective Date: February 25, 2011

Lee, Young-Sun (Chairman)	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>

Nam, Yong (Member)	Outside Director	• Outside Directors (3), Inside Director (1):

Byun, Dae-Gyu (Member)	Outside Director	Pursuant to Article 542-8 of the Commercial Code of the Republic of Korea

Choi, Jong-Tae (Member)	Inside Director
(3)    List of Outside Directors

Relation with
Majority
Name	Experience	Shareholder	Remarks
Ahn, Charles	- President and CEO, AhnLab, Inc.	None	Chairman
	- Chair Professor of Korea Advanced Institute of Science and Technology		Board of Director

Sun, Wook	- Visiting Professor of Graduate School of Convergence Science and Technology - Former CEO, Nongshim Co., Ltd - Former President and CEO, Samsung Human Resources Development Center	None

Park, Sang-Yong	- Professor at Yonsei University - Former President of the Korea Securities Research Institute	None

28

Relation with
Majority
Name	Experience	Shareholder	Remarks
Yoo, Jang-Hee	- President, East Asian Economic Association, Japan - Former Vice President, External Affairs, Ewha Womans University	None

Han, Joon-Ho	- CEO and Vice Chairman, Samchully Co., Ltd. - Former Chairman and CEO, Korea Electric Power Corporation	None

Lee, Young-Sun	- President of Hallym University - Former Professor of Yonsei University	None

Kim, Byung Ki	- Visiting Professor of College of Engineering, Seoul National University - Former President and Research Fellow, Samsung Economic Research Institute	None

Lee, Chang Hee	- Professor of College of Law, Seoul National University - Former International Director, Tax Law Association	None
Changes in Outside Directors after the fiscal year 2010

Relation with
Majority
Name	Experience	Shareholder	Remarks
Yoo, Jang-Hee	- President, East Asian Economic Association, Japan - Former Vice President, External Affairs, Ewha Womans University	None	Chairman Board of Director

Han, Joon-Ho	- CEO and Vice Chairman, Samchully Co., Ltd. - Former Chairman and CEO, Korea Electric Power Corporation	None

Lee, Young-Sun	- President of Hallym University - Former Professor of Yonsei University	None

29

Relation with
Majority
Name	Experience	Shareholder	Remarks
Kim, Byung Ki	- Visiting Professor of College of Engineering, Seoul National University - Former President and Research Fellow, Samsung Economic Research Institute	None

Lee, Chang Hee	- Professor of College of Law, Seoul National University - Former International Director, Tax Law Association	None

Nam, Yong	- Vice Chairman and CEO, LG Electronics - President of Strategic Business Initiatives, LG Corporation Co., Ltd - President and CEO, LG Telecom, Ltd.	None

Byun, Dae-Gyu	- Chairman and CEO, Humax Co., Ltd. - Member of National Science and Technology Council - Full member of the National Academy of Engineering of Korea	None

Park, Sang-Kil	- Attorney at Law, Kim and Chang - Prosecutor General, Daejeon High Prosecutor’s Office - Prosecutor General, Busan High Prosecutor’s Office	None
List of Key Activities of the Board of Directors (January 1, 2010 — March 30, 2011)

Session	Date	Agenda	Approval
2010-1	January 14
1.    Approval of the financial statements for the forty second fiscal year and schedule of the forty second general meeting of shareholders
2.    Contribution plan for the memorial hall of the former President Park, Chung — Hee
All 2 Cases Approved

2010-2	February 5	1. Agenda for the forty second general meeting of shareholders 2. Fund raising plan for the acquisition of stake in Roy Hill iron ore project 3. Recommendation of Inside Director candidate	All 3 Cases Approved

30

Session	Date	Agenda	Approval
2010-3	February 26	1. Appointment of a chairman of Board of Directors 2. Appointment of the special committee members 3. Approval of designation of Inside Directors 4. Approval of designation of executive officers	All 4 Cases Approved

2010-4	April 23
1.   Renewal of Treasury Stock Special Money Trust Contract
2.    Contribution plan for POSCO Educational Foundation
3.    Investment plan for POSCO Family Strategic Fund
4.    Business plan for magnesium smelting
5.    Shares purchase plan for acquiring Sungjin Geotec Co., Ltd.
6.    Plan to bid for the acquisition of Daewoo International Corporation Co., Ltd.
All 6 Cases Approved

2010-5	July 16
1.    Plan for high purity FeSi business project
2.    Investment in AMCI(WA) Pty., Ltd. in Western Australia
3.    Capital increase and payment guarantees for the expansion of POSCO-VST Co., Led.
4.    Capital increase and payment guarantees of Guangdong Pohang continuous galvanizing line for the investment in plating steel plate projects in China
5.    Financing plan for POSCO for the second half of the fiscal year 2010
6.    The fiscal year 2010 interim dividend distribution plan
7.    Funding plan for performance guarantee businesses of basic industries
All 7 Cases Approved

2010-6	October 14
1.    Participation in a capital increase of the domestic affiliates
2.    Participation in a change of corporate governance structure and in a capital increase of the domestic affiliates
3.    Lease contract with domestic affiliates
4.    The fiscal year 2010 business plan of POSCO Steel Service and Sales Co., Ltd.
5.    The fiscal year 2010 business plan of POSCO E&C Co., Ltd.
All 5 Cases Approved

2010-7	November 19
1.    Participation in a capital increase for POSCO-Maharashtra Steel Pvt., Ltd.
2.    Establishment of a hot-rolled steel coil production line at Gwangyang steel works
3.    Additional funding for the Committee of the 2022 World Cup
All 3 Cases Approved

2010-8	December 17
1.    Management plan of the fiscal year 2010
2.    Shares purchase of the Brazilian niobium company, Companhia Brasileira de Metalurgia e Mineração (hereinafter, “CBMM”)
3.    Establishment of a cold-rolled stainless steel coil production line in Turkey
4.    Shares purchase of Dongbu Metal Co., Ltd.
5.    Contribution plan for POSCO Employee Welfare Fund
6.    Contribution plan for Pohang and Gwangyang Scholarship Foundation
7.    Year-end contribution to a charity fund
8.    Improvement plan for operation of the Board of Directors
All 8 Cases Approved

31

Session	Date	Agenda	Approval
2011-1	January 13
1.    Approval of the financial statements for the forty-third fiscal year and convening schedule of the forty-third general meeting of shareholders
2.    Disposal of treasury shares according to execute equity swap with Kookmin Bank
All 2 Cases Approved

2011-2	February 1
1.    Agenda for the forty-second general meeting of shareholders
2.    Financing plan for the first half of the fiscal year 2011
3.    Establishment of an electrical steel coil production line in India
4.    Recommendation of candidates for Inside Directors
All 4 Cases Approved

2011-3	February 22	Improvement plan for the operation of the Board of Directors	Approved

2011-4	February 25
1.    Appointment of a chairman of Board of Directors
2.    Appointment of the special committee members
3.    Approval of designation of positions for executive officers
4.    Approval of designation of positions for Inside Directors
All 4 Cases Approved

2011-5	March 25
1.    Approval for the establishment of a FINEX Plant, a wire-rod production plant and a stainless steel Production plant at Pohang steel works
2.    Participation of Zirconium / Titanium mine joint venture
3.    Investment plan for POSCO-National Pension Service Global Investment Fund
All 3 Cases Approved
Major Activities of Outside Directors on the Board of Directors (January 1, 2010 — March 30, 2011)

Session	Date	Number of Participating Outside Directors	Remarks
2010-1	January 14	8
2010-2	February 5	9
2010-3	February 26	8
2010-4	April 23	7
2010-5	July 16	8
2010-6	October 14	8
2010-7	November 19	7
2010-8	December 17	8
2011-1	January 13	8
2011-2	February 1	8
2011-3	February 22	8
2011-4	February 25	8
2011-5	March 25	8

32

(4)	Composition of the Special Committees and their Activities
(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2010 — March 30, 2011)

Session	Date	Agenda	Approval
2010-1	February 3	Assessment of qualifications of Inside Directors	—

2010-2	February 26	1. Appointment of the special committee members 2. Approval of designation of executive officers 3. Appointment of positions for Inside Directors	— — —

2010-3	December 17	Improvement plan for operation of the Board of Directors	Approved

2011-1	January 27	Assessment of qualifications of Inside Directors	—

2011-2	February 1	Assessment of qualifications and recommendation of Outside Directors	Approved

2011-3	February 21	Improvement plan for operation of the Board of Directors	—

2011-4	February 25	1. Appointment of the special committee members 2. Approval of designation of executive officers 3. Appointment of positions for Inside Directors	—
(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2010 — March 30, 2011)

Session	Date	Agenda	Approval
2010-1	January 14	Evaluation of the fiscal year 2009 management result	—

2010-2	February 5	Set the limit of the fiscal year 2010 directors’ remuneration	—

2010-3	October 5	Change of the long-term incentive compensation plan for company executives	Approved

2011-1	January 13	Evaluation of the fiscal year 2010 management result	Approved
(c)	Major Activities of Finance and Operation Committee (January 1, 2010 — March 30, 2011)

Session	Date	Agenda	Approval
2010-1	January 14	1. Contribution plan for the memorial hall of the former President Park, Chung —Hee 2. Acquisition plan of PosChrome Pty., Ltd. from Samsun Corp.	— Approved

2010-2	February 5	1. Fund raising plan for the acquisition of shares in Roy Hill iron ore project 2. Contribution plan for Haiti earthquake emergency relief	— Approved

33

Session	Date	Agenda	Approval
2010-3	April 22
1.    Loaned funds for the rational use of energy in the fiscal year 2010
2.    Contribution to the sinking of Cheonanham (a Korean navy vessel)
3.    Business plan for Magnesium smelting
4.    Shares purchase plan to acquire Sungjin Geotec Co., Ltd.
5.    Bidding plan to acquire Daewoo International Corporation Co., Ltd.
6.    Investment plan for POSCO Family Strategic Fund
Approved Approved — — — —

2010-5	July 16
1.    Plan for high purity FeSi business project
2.    Investment in AMCI(WA) Pty., Ltd. in the Western Australia
3.    Investment in West Ferghana-Chinabad mine project
4.    Financing plan for the second half of the fiscal year 2010
5.    Funding for performance guarantee businesses of basic industries
6.    Funding for the Committee of the 2022 World Cup
— — Approved — — Approved

2010-6	October 11	1. Investment in the joint venture with Indian Metals and Ferro Alloys for the production of ferrochrome products 2. Funding for the Korea Society	Approved Approved

2010-7 2010-3	November 19 December 16	Additional Funding for the Committee of the 2022 World Cup

1.    Shares purchase of the Brazilian niobium company, CBMM
2.    Shares purchase of Dongbu Metal Co., Ltd.
3.    Contribution plan for Pohang and Gwangyang scholarship foundation
4.    Year-end contribution to a charity fund
5.    Contribution plan for Kachi Mountain Traditional Market
6.    Certification of payment for United Spiral Pipe, LLC.
7.    Credit line regulation in the fiscal year 2011
8.    Improvement plan for operation of the Board of Directors
— — — — — Approved Approved Approved —

2011-1	January 13	Disposal of treasury shares according to execute equity swap with Kookmin Bank	—

2011-2	February 1	Financing plan for the first half of the fiscal year 2011	—

2011-3	February 21	Improvement plan for operation of the Board of Directors	—

2011-4	March 24	1. Participation of Zirconium / Titanium mine joint venture 2. Investment plan for POSCO-National Pension Service Global Investment Fund 3. Certification of payment for Zhangjiagang Pohang Stainless Steel Processing Center Co., Ltd.	—

34

(d)	Major Activities of Related Party Transaction Committee (January 1, 2010 — March 30, 2011)

Session	Date	Agenda	Approval
2010-1	January 13	Review of the operation of Fair Trading Program	—

2010-2	April 22	1. Change of a Fair Trading Program manager 2. Contribution plan for the POSCO Educational Foundation	Approved —

2010-3	July 16
1.    Land contribution plan for the establishment of an international school of POSCO Educational Foundation
2.    Investment in kind to POSECOHOUSING
3.    Reporting results of the compliance program for the first half of the fiscal year 2010
Denied Approved —

2010-4	September 9	Land contribution plan for the establishment of an international school of POSCO Educational Foundation	Approved

2010-5	October 11
1.    Participation in a capital increase of domestic affiliates
2.    Participation in a change of corporate governance structure and in a capital increase of domestic affiliate
3.    Lease contract with domestic affiliates
— — —

2010-6	December 16	Contribution Plan for POSCO Employee Welfare Fund	—

2011-1	January 12	Fair Trading Program operating result and plan	—

2011-2	March 24	Change of a Fair Trading Program manager	Approved
Land contribution plan for the establishment of an international school is to be funded by the POSCO Educational Foundation which has reviewed and submitted operating expense and budget for the school program.
(e)	Major Activities of Executive Management Committee (January 1, 2010 — March 30, 2011)

Session	Date	Agenda	Approval
2010-1	January 22
1.    Rationalization of the first electrolytic galvanizing line at Gwangyang steel works
2.    Rationalization of a lime calcination plant at Pohang and Gwangyang steel works
3.    Installation of the third and fourth coke oven POSCO advanced multi-performance system (hereinafter, “PAMS”) at Pohang steel works
Approved Approved Approved

2010-2	February 23	Establishment and management of POSCO South Asia Co., Ltd.	Approved

35

Session	Date	Agenda	Approval
2010-3	April 28
1.    Establishment of the continuous galvanizing line in China
2.    Rationalization of equipment at Pohang steel works
3.    Installation of the first, second, third, fourth, and fifth sintering micro powdered ore assembly lines
4.    Extension and renovation of POSCO Family training center
— — Approved Approved

2010-4	May 25	Suspension of alteration of entry in the shareholders register for the interim dividend distribution	Approved

2010-5	June 22	1. Capital increase for the expansion of POSCO-VST Co., Led. 2. Rationalization of 2 recoiling line, cold rolling mill I at Pohang steel works	— Approved

2010-6	July 16	1. Acquisition plan of NK Steel Co., Ltd. 2. Employment plan of a POSCO chair professor	Approved Approved

2010-7	August 24	1. Capital increase of POSCO-Malaysia Sdn., Bhd 2. Establishment of a gymnasium at Pohang and Gwangyang steel works	Approved Approved

2010-8	September 28	1. Extension of a plate storage at Gwangyang steel works 2. R& D plan for commercializing an amorphous ferrous material	Approved Approved

2010-9	October 25	Participation plan of paid-in capital increase of Perseroan Terbatas Krakatau Steel	Approved

2010-10	November 16	1. Establishment of a hot-polled steel coil production line at Gwanang steel works 2. Participation in a capital increase for POSCO-Maharashtra Steel Pvt., Ltd.	—

2010-11	November 25
1.    Establishment of a cold-rolled a stainless steel coil production line in Turkey
2.    Renovation of the third wire-rod production line at Pohang steel works
3.    Establishment of the Global Safety Center at Pohang steel works
4.    Additional purchase of POSCO AST Co., Ltd.’s shares
Approved Approved Denied Approved

2010-12	December 28
1.    Increase of the volume of molten metal at Gwangyang steel works
2.    Improvement of the drainage system for a steel making plant and a equipment extension site at Gwangyang steel sworks
3.    Improvement of air environment at Pohang and Gwangyang steel works
4.    Additional funding for a new steel making plant at Pohang steel works
5.    Establishment of the Global Safety Center at Pohang steel works
Approved

2011-1	January 18	1. Establishment of an electrical steel coil production line in India 2. Capital increase for the establishment of the third plant at POSCO-CSPC Co. Ltd.	— Approved

2011-2	February 1	Additional funding for the release of altitude limit of a new steel making plant at Pohang steel works	Approved

2011-3	February 23	Establishment of the third equipment extension site at Gwangyang works	Approved

2011-4	March 29	1. Establishment of a fast process equipment for the disposal of slags at Gwangyang works 2. Rationalization of the first stainless steel rolling line at Pohang steel works	Approved

36

B. Audit Committee
Under the Korean laws and our articles of incorporation, we are required to have an audit committee (hereinafter “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are Park, Sang-Yong, a chairman, Sun, Wook and Lee, Chang-Hee.
Changes in Composition of Audit Committees after the Fiscal Year 2010
- Members of the Audit Committee: Lee, Chang-Hee (chairman), Kim, Byung Ki and Park, Sang-Kil
The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
In addition, in connection with the general meetings of shareholders, the Audit Committee examines the agenda, and financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

37

(1) Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Lee, Chang-Hee	Satisfies requirements	Chairman
Kim, Byung Ki	stipulated in the articles of
Park, Sang-Kil	incorporation
(2) Major Activities of the Audit Committee (Auditors) (January 1, 2010 — March 30, 2011)

Session	Date	Agenda	Approval
2010-1	January 13	o Report Agenda
- Reporting of operations of the internal accounting control system for the fiscal year 2009
- Status of the application of K-IFRS
- Status of supporting the affiliates regarding tax and internal control

2010-2	February 4	o Deliberation Agenda
		- Assessment of operations of the internal accounting control system in the fiscal year 2009	Approved
		- Results of the financial audit for the fiscal year 2009	Approved

o Report Agenda
- Overview results of the financial audit for the fiscal year 2009 by external auditors

2010-3	February 26	o Deliberation Agenda
		- Appointment of a chairman of the Audit Committee	Approved

2010-4	April 22	o Deliberation Agenda
		- Approval of audit and non-audit services for POSCO and its subsidiaries	Approved

o Report Agenda
- Results of the financial audit for first quarter of the fiscal year 2010
- Reporting results for the audited consolidated financial statements (as well as the United States Generally Accepted Accounting Principle (hereinafter “US GAAP”) figures for the fiscal year 2009
- Results of the audited consolidated financial statements for the fiscal year 2009
- Operation plans for the audit for the fiscal year 2009

2010-5	July 16	o Deliberation Agendas
		- Approval of non-audit services for the Authorized Economic Operator certification	Approved
		- Approval of audit and non-audit services for POSCO Family Fund and POSTECH Fund	Approved

38

Session	Date	Agenda	Approval
o Report Agenda
- Results of the financial audit for the first half of the fiscal year 2010
- Reporting results for the audited consolidated financial statements (as well as US GAAP figures) for the fiscal year 2010
- Reporting results of audit for the first half of the fiscal year 2010

2010-6	September 9	o Deliberation Agendas
		- Approval of non-audit services for global bond issues	Approved
		- Approval of audit and non-audit services of external auditors	Approved

2010-7	October 11	o Deliberation Agendas	Approved
- Approval of audit and non-audit services of external auditors

o Report Agenda
- Results of the financial audit for the third quarter of the fiscal year 2010
- Risk pertaining to a general trading company and criteria for the audit of a general trading company

2010-8	December 16	o Deliberation Agenda
		- Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved
		- Assessment of the operations of the Audit Committee	Approved

o Report Agenda
- Assessment of the operations of the external auditors in the fiscal year 2010
- Appointment plan of the external auditors for the next three fiscal years
- Audit result for the fiscal year 2009
- Assessment of directors’ and employees’ observance of ethics

2011-1	January 12	o Report Agenda
- Reporting of the operations of the internal accounting control system for the fiscal year 2010

2011-2	February 1	o Deliberation Agendas
		- Approval of audit and non-audit services of external auditors	Approved
		- Assessment of the operations of the internal accounting control system for the fiscal year 2010	Approved
		- Audit result for the fiscal year 2010	Approved
		- Appointment of external auditors	Approved

o Report Agenda
- Audit result for the fiscal year 2010 by external auditor
- Audit result of POSCO Employee Welfare Fund

2011-3	February 25	o Deliberation Agendas
		- Appointment of a chairman of the Audit Committee	Approved

39

Session	Date	Agenda	Approval
2011-4	March 24	o Deliberation Agenda
		- Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved

o Report Agenda
- Operation plans for the fiscal year 2010
C. Voting Rights by Shareholders
(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.
D. Compensation of Directors and Officers
(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries
(In KRW)

Ceiling Amount Approved at
Category	Total Payment	Shareholders Meeting	Remarks
Inside Director	6,335 million	7 billion
Independent Non-Executive Director	267 million
Members of the Audit Committee	130 million
Total	6,732 million

Payment Period: January 1, 2010 ~ December 31, 2010.

Outside Directors do not include the members of the Audit Committee.

40

(2) List of Stock Options Presented to Executives
(As of December 31, 2010)

Date of Grant	Name	Number of Share			Exercising Period	Exercising Price
		Grant	Exercise	Remaining
April 26, 2003	Seong-Sik Cho	1,921	1,921	—	April 27, 2005
	Jin-Il, Kim	9,604	9,604	—	~April 26, 2010	\102,900

July 23, 2004	Ku-Taek Lee	49,000	20,000	29,000
	Kyeong-Ryul Ryoo	4,900	4,900	0
	Dong-Jin Kim	7,840	0	7,840
	Young Ju Park	1,862	0	1,862
	Yoon Suk Suh	1,862	1,500	362	July 24, 2006
	Keel Sou Chung	9,800	0	9,800	~July 23, 2011	\151,700
	Sang Young Kim	9,800	0	9,800
	Sang Myun Kim	9,800	7,000	2,800
	Ki Chul Shin	9,800	2,000	7,800
	Byung Ki Jang	9,800	9,800	0

April 28, 2005	Jong Doo Choi	2,000	0	2,000
	Nam Suk Hur	2,000	2,000	0
	Yong Ghul Yoon	10,000	0	10,000	April 29, 2007
	Noi Ha Cho	10,000	0	10,000	~April 28, 2012	\194,900
	Wook Sun	2,000	0	2,000
	Charles Ahn	2,000	0	2,000

	Total	153,989	58,725	95,264

The stock option program was terminated on the thirty eighth general meeting of shareholders (February 24, 2006).

41

IV. Other Relevant Matters
Summary of the Forty-Third General Meeting of Shareholders (February 25, 2011)

Agenda	Resolution
1. Approval of the balance sheet (Statements of Financial Position), the statements of income, and the statements of appropriation of the retained earnings for the forty-third fiscal year (January 1, 2010 ~ December 31, 2010)
Approved (Annual Cash dividend per Share, KRW 10,000)
2. Partial amendments to the Articles of Incorporation	Approved
3. Election of directors
• Election of Outside Directors	Approved (Nam, Yong, Byun, Dae-Gyu, Park, Sang-Kil)
• Election of Audit Committee members	Approved (Kim, Byung-Ki, Park, Sang-Kil)
• Election of Inside (executive) Directors	Approved (Choi, Jong-Tae)
4. Approval of the limits of total remuneration for the directors	Approved (KRW 7.0 billion)

42

POSCO
Non-Consolidated Financial Statements
December 31, 2010 and 2009
(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report
Based on a report originally issued in Korean
The Board of Directors and Shareholders of
POSCO:
We have audited the accompanying non-consolidated statements of financial position of POSCO (the “Company”) as of December 31, 2010 and 2009, and the related non-consolidated statements of income, appropriation of retained earnings, changes in equity and cash flows for the years ended December 31, 2010 and 2009. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audit.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the non-consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall non-consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009 and the results of its operations, appropriation of its retained earnings, the changes in its equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw attention to the following:
As discussed in note 2 to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
Seoul, Korea
February 14, 2011

This report is effective as of February 14, 2011, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Statements of Financial Position
As of December 31, 2010 and 2009

(in millions of Won)	2010		2009
Assets
Current assets
Cash and cash equivalents (notes 3 and 26)	₩	672,426	626,782
Short-term financial instruments (note 3)		2,376,722	5,581,594
Trading securities (note 6)		182,208	505,811
Current portion of available-for-sale securities (note 7)		—	20,230
Current portion of held-to-maturity securities (note 7)		1,978	20,000
Trade accounts and notes receivable, net of allowance for doubtful accounts (notes 4, 16, 26 and 30)		3,327,583	2,683,909
Inventories (note 5)		5,988,758	2,996,326
Other accounts receivable, net of allowance for doubtful accounts (notes 4, 26 and 30)		164,376	126,942
Deferred income tax assets (note 27)		245,755	286,075
Other current assets (note 11)		48,901	70,395

Total current assets		13,008,707	12,918,064

Property, plant and equipment at cost (notes 8 and 31)		43,731,189	40,071,426
Less accumulated depreciation		(25,183,332)	(23,425,832)

property, plant and equipment, net		18,547,857	16,645,594
Investment securities, net (note 7)		16,076,056	10,187,813
Intangible assets, net (notes 9 and 31)		172,643	151,829
Long-term trade accounts receivable, net of allowance for doubtful accounts (notes 4, 26 and 30)		24	1,307
Long-term financial instruments (note 3)		40	40
Other long-term assets, net of allowance for doubtful accounts (notes 11 and 26)		384,918	88,118

Total non-current assets		35,181,538	27,074,701

Total assets	₩	48,190,245	39,992,765

See accompanying notes to non-consolidated financial statements.

3

POSCO
Non-Consolidated Statements of Financial Position, Continued
As of December 31, 2010 and 2009

(in millions of Won)	2010		2009
Liabilities
Trade accounts payable (notes 26 and 30)	₩	1,310,877	739,746
Short-term borrowings (notes 12 and 26)		1,119,071	430,910
Current portion of long-term debt, net of discount on debentures issued (notes 12, 13 and 26)		1,776,427	1,065
Accrued expenses		209,490	145,484
Other accounts payable (notes 26 and 30)		734,143	993,120
Withholdings		30,792	51,075
Income tax payable (note 27)		594,539	290,638
Other current liabilities (note 15)		48,255	33,804

Total current liabilities		5,823,594	2,685,842

Long-term debt, net of current portion and discount on debentures issued (notes 13 and 26)		6,297,058	5,681,509
Provision for severance benefits, net (note 14)		292,023	185,187
Deferred income tax liabilities (note 27)		648,184	400,276
Other long-term liabilities		47,196	88,660

Total non-current liabilities		7,284,461	6,355,632

Total liabilities		13,108,055	9,041,474

Shareholders’ Equity
Capital stock (note 19)		482,403	482,403
Capital surplus (note 20)		4,421,191	4,404,069
Capital adjustments (note 21)		(2,403,263)	(2,403,263)
Accumulated other comprehensive income		1,129,106	524,824
Retained earnings (note 22)		31,452,753	27,943,258

Total shareholders’ equity		35,082,190	30,951,291

Total liabilities and shareholders’ equity	₩	48,190,245	39,992,765

See accompanying notes to non-consolidated financial statements.

4

POSCO
Non-Consolidated Statements of Income
For the years ended December 31, 2010 and 2009

(in millions of Won, except per share amounts)	2010		2009
Sales (notes 30 and 31)	₩	32,582,037	26,953,945
Cost of goods sold (notes 24 and 31)		26,018,332	22,574,304

Gross profit		6,563,705	4,379,641

Selling and administrative expenses (note 25)		1,516,659	1,231,642

Operating profit		5,047,046	3,147,999

Non-operating income
Interest income (note 7)		230,456	208,473
Dividend income		84,520	60,114
Gain on disposal of trading securities		15,373	21,103
Gain on valuation of trading securities		1,882	5,811
Gain on foreign currency transactions		438,918	649,733
Gain on foreign currency translation		85,054	422,225
Equity in earnings of equity method accounted investments (note 7)		612,932	585,436
Gain on disposal of property, plant and equipment		24,599	21,274
Gain on disposal of derivatives transactions (note 17)		26,737	33,458
Gain on valuation of derivatives (note 17)		1,248	7,065
Reversal of allowance for doubtful accounts		665	417
Gain on disposal of other long-term assets		368	1,893
Reversal of stock compensation expense (note 18)		10,436	—
Others		47,537	49,256

		1,580,725	2,066,258

Non-operating expenses
Interest expense		318,638	288,575
Other bad debt expense		—	21
Loss on foreign currency transactions		437,815	722,956
Loss on foreign currency translation		259,051	15,406
Donations		59,647	106,410
Equity in losses of equity method accounted investments (note 7)		275,224	235,407
Loss on disposal of property, plant and equipment		92,209	73,822
Loss on disposal of derivatives transactions (note 17)		—	19,281
Loss on disposal of trade accounts and notes receivable		3,199	5,458
Loss on impairment of investments (note 7)		—	131,126
Others		31,876	33,270

		1,477,659	1,631,732

Income before income taxes		5,150,112	3,582,525

Income tax expense (note 27)		947,321	410,261

Net income	₩	4,202,791	3,172,264

Basic earnings per share (note 29)	₩	54,558	41,380

See accompanying notes to non-consolidated financial statements.

5

POSCO
Non-Consolidated Statements of Appropriation of Retained Earnings
For the years ended December 31, 2010 and 2009
(Dates of Appropriation : February 25, 2011 and February 26, 2010
for the years ended December 31, 2010 and 2009, respectively)

(in millions of Won)	2010		2009
Retained earnings before appropriation

Unappropriated retained earnings carried over from prior year	₩	201,315	237,624

Interim dividends (note 23)		(192,582)	(114,855)

Dividends (ratio) per share
₩2,500 (50%) in 2010
₩1,500 (30%) in 2009

Net income		4,202,791	3,172,264

		4,211,524	3,295,033

Transfer from discretionary reserve

Reserve for technology and human resource development		195,000	391,667

Appropriation of retained earnings

Cash dividends (note 23)		577,747	500,714

Dividends (ratio) per share
₩7,500 (150%) in 2010
₩6,500 (100%) in 2009

Reserve for research and manpower development		400,000	800,000

Appropriated retained earnings for business expansion		2,950,000	2,000,000

Appropriated retained earnings for dividends		231,099	184,671

		4,158,846	3,485,385

Unappropriated retained earnings carried forward to subsequent year	₩	247,678	201,315

See accompanying notes to non-consolidated financial statements.

6

POSCO
Non-Consolidated Statements of Changes in Equity
For the years ended December 31, 2010 and 2009

	Capital		Capital		Capital		Accumulated Other		Retained
(in millions of Won)	Stock		Surplus		Adjustments		Comprehensive Income		Earnings		Total
Balance as of January 1, 2009	₩	482,403	₩	4,291,355	₩	(2,502,014)	₩	51,790	₩	25,460,123	₩	27,783,657
Year-end dividends		—		—		—		—		(574,274)		(574,274)
Net income		—		—		—		—		3,172,264		3,172,264
Interim dividends		—		—		—		—		(114,855)		(114,855)
Changes in capital surplus of equity method accounted investments		—		(4,578)		—		—		—		(4,578)
Disposal of treasury stock		—		117,292		98,751		—		—		216,043
Loss on valuation of avilable-for-sale securities, net		—		—		—		426,519		—		426,519
Changes in capital adjustments arising from equity method accounted investments		—		—		—		46,515		—		46,515

Balance as of December 31, 2009	₩	482,403	₩	4,404,069	₩	(2,403,263)	₩	524,824	₩	27,943,258	₩	30,951,291

	Capital		Capital		Capital		Accumulated Other		Retained
(in millions of Won)	Stock		Surplus		Adjustments		Comprehensive Income		Earnings		Total
Balance as of January 1, 2010	₩	482,403	₩	4,404,069	₩	(2,403,263)	₩	524,824	₩	27,943,258	₩	30,951,291
Year-end dividends		—		—		—		—		(500,714)		(500,714)
Net income		—		—		—		—		4,202,791		4,202,791
Interim dividends		—		—		—		—		(192,582)		(192,582)
Changes in capital surplus of equity method accounted investments		—		17,122		—		—		—		17,122
Loss on valuation of avilable-for-sale securities, net		—		—		—		376,986		—		376,986
Changes in capital adjustments arising from equity method accounted investments		—		—		—		227,296		—		227,296

Balance as of December 31, 2010	₩	482,403	₩	4,421,191	₩	(2,403,263)	₩	1,129,106	₩	31,452,753	₩	35,082,190

See accompanying notes to non-consolidated financial statements.

7

POSCO
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2010 and 2009

(in millions of Won)	2010		2009
Cash flows from operating activities
Net income	₩	4,202,791	3,172,264

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		2,303,459	2,059,548
Accrual of severance benefits		262,496	3,320
Gain on valuation of trading securities		(1,882)	(5,811)
Gain on disposal of trading securities		(15,373)	(21,103)
Gain on disposal of investments, net		(1,029)	(10,548)
Loss on disposal of property, plant and equipment, net		67,610	52,548
Gain on valuation of derivatives		(1,248)	(7,065)
Equity in losses of equity method accounted investments, net		(337,708)	(350,029)
(Reversal of) stock compensation expense		(10,436)	36,100
Loss (gain) on foreign currency translation, net		173,997	(408,522)
Loss on disposal of trade accounts and notes receivable		3,199	5,458
Provision for (reversal of) allowance for doubtful accounts, net		(7,291)	8,465
Loss on impairment of investments		—	131,126
Other employee benefit		9,644	6,822
Interest expense		19,083	19,396
Interest income		(429)	(906)
Loss on valuation of inventories		593	691
Others, net		(32,333)	(8,796)

		2,432,352	1,510,694

Changes in operating assets and liabilities
Trade accounts and notes receivable		(644,862)	528,932
Other accounts receivable		(37,140)	152,419
Accrued income		21,099	(15,591)
Prepaid expenses		(5,183)	318
Inventories		(2,993,026)	3,413,323
Trade accounts payable		571,969	(365,649)
Other accounts payable		(259,137)	296,883
Accrued expenses		41,336	5,121
Income tax payable		303,901	(1,337,623)
Advances received		7,627	452
Payment of severance benefits		(65,668)	(70,354)
Deferred income tax assets and liabilities		73,355	(171,287)
Deposits for severance benefits trust		(89,992)	(8,149)
Other current liabilities		4,652	(3,256)
Dividends from equity method accounted investments		49,082	30,711
Others, net		(7,829)	4,249

		(3,029,816)	2,460,499

Net cash provided by operating activities		3,605,327	7,143,457

See accompanying notes to non-consolidated financial statements.

8

POSCO
Non-Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2010 and 2009

(in millions of Won)	2010		2009
Cash flows from investing activities
Disposal of short-term financial instruments	₩	16,971,778	7,107,347
Disposal of trading securities		1,121,184	2,697,287
Disposal of current portion of available-for-sale securities		20,248	—
Redemption of current portion of held-to-maturity securities		20,000	40,000
Disposal of available-for-sale securities		105,138	17,093
Disposal of other long-term assets		3,616	16,495
Disposal of property, plant and equipment		40,989	23,095
Acquisition of short-term financial instruments		(13,766,906)	(11,164,342)
Acquisition of trading securities		(780,326)	(1,940,000)
Acquisition of available-for-sale securities		(232,295)	(568,241)
Acquisition of equity method accounted investments		(4,637,869)	(239,946)
Acquisition of current portion of held-to-maturity securities		—	(40,000)
Acquisition of other long-term assets		(275,938)	(12,273)
Acquisition of property, plant and equipment		(4,245,572)	(4,228,840)
Cost of removal of property, plant and equipment		(62,791)	(52,103)
Acquisition of intangible assets		(16,849)	(14,797)
Others, net		(25,022)	(17,005)

Net cash used in investing activities		(5,760,615)	(8,376,230)

Cash flows from financing activities
Proceeds from short-term borrowings		2,685,645	2,256,539
Proceeds from long-term borrowings		401,931	28,866
Proceeds from issuance of debentures		1,775,568	1,449,728
Proceeds from treasury stock		—	249,124
Increase in other long-term liabilities		54,655	25,363
Repayment of short-term borrowings		(1,972,787)	(2,158,046)
Repayment of current portion of long-term debts		(1,065)	(203,807)
Payment of cash dividends		(693,296)	(689,129)
Decrease in other long-term liabilities		(48,645)	(39,727)
Others, net		(1,074)	(1,043)

Net cash provided by financing activities		2,200,932	917,868

Net increase (decrease) in cash and cash equivalents		45,644	(314,905)

Cash and cash equivalents
Cash and cash equivalents at beginning of the year		626,782	941,687

Cash and cash equivalents at end of the year (note 3)	₩	672,426	626,782

See accompanying notes to non-consolidated financial statements.

9

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
1.	The Company
POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through eight of its overseas liaison offices.

As of December 31, 2010 the Company’s major shareholders are as follows:

		Percentage of
	Number of Shares	Ownership (%)
National Pension Service	4,646,245	5.33
Nippon Steel Corporation (*1)	4,394,712	5.04
SK Telecom Co., Ltd.	2,481,310	2.85
Pohang University of Science and Technology	1,955,836	2.24
Shinhan Financial Group Co.,Ltd. (*2)	1,848,503	2.12
Others	71,860,229	82.42

	87,186,835	100.00

(*1)	Nippon Steel Corporation has American Depositary Receipts (ADRs), each of which represents 0.25 share of POSCO’s common share which has par value of ₩5,000 per share.

(*2)	Includes number of shares held by its subsidiaries.
As of December 31, 2010, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

10

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements
Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The Company prepares the non-consolidated financial statements in accordance with generally accepted accounting principles in the Republic of Korea.

Revenue Recognition

The Company’s revenue categories consist of goods sold, and other income. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is estimated based on the analysis of individual accounts and past experience of collection and presented as a deduction from trade accounts and notes receivable.

When the terms of trade accounts and notes receivable (the principal, interest rate or term) are modified, either through a court order, such as a reorganization, or by mutual formal agreement, resulting in a reduction in the present value of the future cash flows due to the Company, the difference between the carrying value of the relevant accounts and notes receivable and the present value of the future cash flows is recognized as bad debt expense.

Inventories

The costs of inventories are determined using the moving-weighted average method. Valuation losses incurred when the market price of inventories falls below their carrying amount are reported as a contra inventory account and added to the cost of goods sold and losses incurred because of the difference between the quantity of inventories recorded in the financial statements and the actual quantity found shall be added to the cost of goods sold if it is incurred in the ordinary course of business. Loss on valuation of inventories amounting to ₩593 million for the year ended December 31, 2010, is added to the cost of goods sold.

11

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued
Investments in Securities

Upon acquisition, the Company classifies debt and equity securities (excluding investments in subsidiaries, associates and joint ventures) into the following categories: held-to-maturity, available-for-sale or trading securities. This classification is reassessed at the end of each reporting period.

Investments in debt securities where the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are acquired principally for the purpose of selling in the short term are classified as trading securities. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

A security is recognized initially at its acquisition cost, which includes the market value of the consideration given and any other transaction costs. After initial recognition, held-to-maturity securities are accounted for at amortized costs in the statements of financial position and trading and available-for-sale securities are accounted for at their fair values, however, non-marketable securities are accounted for at their acquisition costs if their fair values cannot be reliably estimated. The fair value of marketable securities is determined using quoted market prices as of the period end.

Trading securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of trading securities are included in the statement of income in the period in which they arise. Available-for-sale securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale securities are recognized as accumulated other comprehensive income, net of tax, directly in equity. Investments in available-for-sale securities that do not have readily determinable fair values are recognized at cost less impairment, if any. Held-to-maturity investments are carried at amortized cost with interest income and expense recognized in the statement of income using the effective interest method.

The Company reviews investments in securities whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Impairment losses are recognized when the reasonably estimated recoverable amounts are less than the carrying amount and it is not obviously evidenced that impairment is unnecessary.

Trading securities are presented as current assets. Available-for-sale securities, which mature within one year from the end of the reporting period or where the likelihood of disposal within one year from the end of the reporting period is probable, are presented as current assets. Held-to-maturity securities, which mature within one year from the end of the reporting period, are presented as current assets. All other available-for-sale securities and held-to-maturity securities are presented as long-term investments.

12

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued
Equity Method Investments

Investments in equity securities of companies over which the Company exercises significant control or influence are recorded using the equity method of accounting. Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized using the straight-line method over its estimated useful life.

The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the statement of income, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate or subsidiary are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate or subsidiary equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate or subsidiary, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary. Unrealized gains on transactions between the Company and its associates or subsidiaries are eliminated to the extent of the Company’s interest in each associate or subsidiary.

The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate or subsidiary over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life. Amortization of goodwill is recorded together with equity income (losses).

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect at the end of the reporting period for assets and liabilities, exchange rates on the date of transaction for equity and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included under the capital adjustment account, a component of shareholders’ equity.

13

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued
Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost, except in the case of revaluations made in accordance with the Asset Revaluation Law, which allowed for asset revaluation prior to the Law being revoked.

Depreciation is computed by the straight-line method using rates based on the useful lives of the respective as follows:

Estimated useful lives
Buildings and structures	20-40 years
Machinery and equipment	8 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Finance lease assets	18 years
The Company recognizes interest costs and other financial charges on borrowings associated with the production, acquisition, construction or development of property, plant and equipment as an expense in the period in which they are incurred.

Significant additions or improvements extending useful lives of assets are capitalized. Normal maintenance and repairs are charged to expense as incurred.

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the expected estimated undiscounted future net cash flows from the use of the asset and its eventual disposal are less than its carrying amount.

Leases

The Company classifies and accounts for leases as either operating or capital, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as capital leases. All other leases are classified as operating leases.

14

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued
Intangible Assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization computed using the straight-line method over the estimated useful lives as described below.

Estimated useful lives
Intellectual property right	5-10 years
Port facilities usage rights	1-75 years
Other intangibles	4-20 years
The Company has estimated useful life of Port facilities usage rights for the period that the Company has been granted to use the Port facilities exclusively in accordance with an agreement with the Government office.

Discounts on Debentures

Discounts on debentures are amortized over the term of the debentures using the effective interest rate method. Amortization of the discount is recorded as part of interest expense.

Provision for Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Provision for severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment at the end of the reporting period. The Company has partially funded the provision for severance benefits through group severance insurance and the amounts funded under these insurance deposits are classified as a deduction from the provision for severance benefits liability.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances for employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be paid to the employees when they leave the Company and is accordingly reflected in the accompanying non-consolidated statements of financial position as a reduction of the retirement and severance benefits liability. However, due to a regulation effective April 1999, such transfers to the National Pension Fund are no longer required.

15

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued
Valuation of Receivables at Present Value

When the difference between the carrying value of receivables and the present value of future cash flows is material arising from variation of the terms of receivables (the principle, interest rate or term), either through a court order, such as a reorganization, or by mutual agreement, future cash flows expected to be earned are valued at their present value using an appropriate discount rate. The present value discounts are recovered using the effective interest rate method and are recognized as interest income.

Foreign Currency Translation

Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the rates of exchange in effect at the end of the reporting period, and the resulting translation gains and losses are recognized in current operations.

Derivatives

All derivative instruments are accounted for at their fair value according to the rights and obligations associated with the derivative contracts. The resulting changes in fair value of derivative instruments are recognized either in the statement of income or shareholders’ equity, depending on whether the derivative instruments qualify as a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument purchased with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The resulting changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in the shareholders’ equity as accumulated other comprehensive income and expense.

An embedded derivative instrument is separated from the host contract and accounted for as a derivative instrument when the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract and a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to derivative accounting.

Provisions and Contingent Liabilities

When there is a probability that an outflow of economic benefit will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, only disclosure regarding the contingent liability is made in the notes to the non-consolidated financial statements.

16

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued
Treasury Stock

In accordance with the cost method, the acquisition cost of the Company’s treasury stocks are recorded as an adjustment to shareholders’ equity. Gain on disposal of treasury stock is recorded as other capital surplus and loss on disposal of treasury stock is first deducted from the gain on disposal of treasury stock recorded in other capital surplus, recording the balance as capital adjustments and then offset against retained earnings in accordance with the order of disposition of deficit.

Sale of Receivables

The Company sells or discounts certain amounts or notes receivable to financial institutions and accounts for these transactions as a sale if the rights and obligations relating to the receivables sold are substantially transferred to the buyers. The losses from the sale of the receivables are charged to operations as incurred.

Income Tax and Deferred Income Tax

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, disclosures of contingent liabilities and others, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

17

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
3.	Cash and Cash Equivalents, and Financial Instruments
Cash and cash equivalents, and short-term and long-term financial instruments as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010		2009
Cash and cash equivalents
Checking accounts	—	₩	886	817
Money market deposit accounts	2.60 ~ 2.90		371,540	245,500
Time deposits	3.00 ~ 3.35		300,000	70,000
Time deposits in foreign currency	—		—	310,465

		₩	672,426	626,782

Short-term financial instruments
Ordinary deposits (*1)	—		14,101	10,667
Time deposits	0.70 ~ 4.70		2,060,830	2,850,000
Certificates of deposit	3.01 ~ 4.75		240,000	2,370,000
Repurchase agreement	—		—	290,000
Specified money in trust	—		61,791	60,927

		₩	2,376,722	5,581,594

Long-term financial instruments

Guarantee deposits for opening accounts (*2)	—	₩	40	40

(*1)	In relation to projects outsourced to the Company by the Korea Government, these deposits are restricted in use.

(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.

18

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
4.	Accounts and Notes Receivable
(a)	Accounts and notes receivable and their respective allowance for doubtful accounts as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Trade accounts and notes receivable	₩	3,332,270	2,695,161
Less: Allowance for doubtful accounts		(4,687)	(11,252)

	₩	3,327,583	2,683,909

Other accounts receivable	₩	174,965	137,560
Less: Allowance for doubtful accounts		(10,589)	(10,618)

	₩	164,376	126,942

Long-term trade accounts receivable	₩	252	1,875
Less: Allowance for doubtful accounts		(228)	(568)

	₩	24	1,307

5.	Inventories
Inventories as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Finished goods	₩	698,219	344,192
By-products		5,542	4,281
Semi-finished goods		1,431,341	843,720
Raw materials		1,704,830	696,492
Fuel and materials		524,077	405,003
Materials-in-transit		1,624,765	702,807
Others		577	522

		5,989,351	2,997,017
Less: Provision for valuation loss		(593)	(691)

	₩	5,988,758	2,996,326

19

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
6.	Trading Securities
Trading securities as of December 31, 2010 and 2009 are as follows:

	2010					2009
	Acquisition
(in millions of Won)	Cost	Fair Value		Book Value		Book Value
Beneficiary certificates	₩ 180,326	₩	182,208	₩	182,208	₩ 505,811
7.	Investment Securities
Investment securities as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Available-for-sale securities
Marketable equity securities	₩	4,195,360	3,650,351
Non-marketable equity securities		815,840	767,174
Investments in bonds		11	125,125
Investments in capital		500	500

		5,011,711	4,543,150

Less: Current portion		—	(20,230)

		5,011,711	4,522,920

Held-to-maturity securities		31,808	51,675
Less: Current portion		(1,978)	(20,000)

		29,830	31,675

Equity method accounted investments		11,034,515	5,633,218

	₩	16,076,056	10,187,813

20

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued
Available-for-sales Securities
(a)	Investments in marketable equity securities as of December 31, 2010 and 2009 are as follows:

	2010								2009
(in millions of Won)	Number of	Percentage of	Acquisition		Fair		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value		Value
SK Telecom Co., Ltd. (*1)	4,452,057	5.51	₩	1,236,858	₩	809,280	₩	809,280	₩ 743,845
Hana Financial Group Inc.	4,663,776	2.20		29,998		201,942		201,942	153,438
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,505		654,311		654,311	256,260
Hanil Iron & Steel Co., Ltd.	206,798	10.14		2,413		3,433		3,433	2,575
HISteel Co., Ltd.	135,357	9.95		1,609		2,133		2,133	1,895
Moonbae Steel Co., Ltd.	1,849,380	9.02		3,588		4,133		4,133	5,419
Dong Yang Steel Pipe Co., Ltd.	1,564,250	1.92		3,911		1,893		1,893	1,877
Shinhan Financial Group Co., Ltd.	4,369,881	0.92		228,778		231,167		231,167	188,779
SeAH Steel Corporation	610,103	10.17		18,792		31,664		31,664	22,055
Union Steel Co., Ltd.	1,005,000	9.80		40,212		29,095		29,095	22,110
Hanjin Shipping Co., Ltd.	65,132	0.08		2,538		2,508		2,508	1,185
Hanjin Shipping Holdings Co., Ltd.	11,033	0.03		298		203		203	151
KB Financial Group Inc.	13,115,837	3.39		574,524		786,950		786,950	783,015
LG Uplus Corporation (Formerly, LG Powercom Corporation (*2))	2,671,688	0.52		22,683		19,155		19,155	21,924
Seoul Semiconductor Co., Ltd.	591,000	1.01		24,999		24,024		24,024	—
Nippon Steel Corporation (*1)	238,352,000	3.50		719,622		972,351		972,351	1,128,734
Thainox Stainless Public Company Limited	1,200,000,000	15.39		42,301		70,724		70,724	67,658
MacArthur Coal Limited	21,215,700	7.25		420,805		314,446		314,446	249,431
PT.Krakatau Steel	236,625,000	1.50		25,385		35,948		35,948	—

			₩	3,742,819	₩	4,195,360	₩	4,195,360	₩ 3,650,351

(*1)	Certain portion of shares has been pledged as collateral. (note 10)

(*2)	In January 2010, LG Powercom Corporation stocks were exchanged with LG Uplus Corporation (formerly, LG TeleCom Corporation)’s by merger and accordingly, the differences between the fair values and the acquisition costs at the date of exchange, amounting to ₩758 million, were recognized as gain on disposal of investments.

21

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued
Available-for-sales Securities, Continued
(b)	Investments in non-marketable equity securities as of December 31, 2010 and 2009 are as follows:

	2010						2009
(in millions of Won)	Number of	Percentage of	Acquisition		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value
Nacional Minerios S.A. (*1)	30,784,625	6.48	₩	668,635	₩	534,735	₩ 535,357
THE SIAM UNITED STEEL (*1)	11,071,000	12.30		34,658		69,014	65,135
Dongbu Metal Co., Ltd.	3,000,000	10.00		98,242		98,242	—
POSCO-China Yantai Processing Center Co., Ltd. (*2,3)	—	90.00		14,492		14,492	—
POSFINE Co., Ltd. (*2)	2,700,000	69.23		13,500		13,500	6,750
POSCO-South Asia Co., Ltd. (*2)	3,500,000	100.00		12,611		12,611	—
Busan E&E Co., Ltd. (*2)	1,917,300	70.00		9,587		9,587	—
SamwonSteel Co., Ltd.	1,786,000	19.00		8,930		8,930	8,930
PT.POSNESIA (*2,5)	29,610,000	70.00		9,474		1,567	1,567
POSUK TITANIUM B.V (*2)	9,000	50.00		1,740		1,740	—
POSCO Maharashtra Steel Private Limited (*4)	—	—		—		—	63,872
POSCO-Turkey Nilufer Processing Center Co., Ltd. (*4)	—	—		—		—	19,983
POSCO (Liaoning) Automotive Processing Center Co., Ltd. (*4)	—	—		—		—	16,952
POSCO India Chennai Steel Processing Centre Pvt. Ltd. (*4)	—	—		—		—	14,925
Others (*5)	—	—		58,805		51,422	33,703

			₩	930,674	₩	815,840	₩ 767,174

(*1)	The fair value of those investments was based on the valuation report of a public rating services company. Except for those investments, other investments are recorded at cost since their fair values are not readily determinable.

(*2)	Those investments were not accounted for using the equity method as their total assets were under ₩10,000 million as of December 31, 2009 and they are also small sized entities or under construction.

(*3)	No shares have been issued in accordance with the local laws or regulations.

(*4)	This investment was reclassified to equity method accounted investments from available-for-sale securities, since its total assets were greater than ₩10,000 million as of December 31, 2009.

(*5)	There is no impairment losses related to others in the current year, and the accumulated impairment losses as of December 31, 2010 were ₩15,290 million.

22

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued
Available-for-sales Securities, Continued
(c)	Investments in bonds as of December 31, 2010 and 2009 are as follows:

	2010							2009
		Acquisition		Fair		Book		Book
(in millions of Won)	Maturity	Cost		Value		Value		Value
Current bonds
Industrial financial debentures	Less than 1 year	₩	—	₩	—	₩	—	₩ 20,230

Non-current bonds
Government bonds	1~5 years		11		11		11	4,317
Industrial financial debentures	1~5 years		—		—		—	100,578

			11		11		11	104,895

		₩	11	₩	11	₩	11	₩ 125,125

(d)	Investments in capital as of December 31, 2010 and 2009 are as follows:

	2010				2009
(in millions of Won)	Acquisition Cost		Book Value		Book Value
Purunichildcare	₩	500	₩	500	₩ 500

23

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued
Available-for-sales Securities, Continued
(e)	Available-for-sale securities are stated at fair value, and the difference between the acquisition cost and fair value are accounted for in the capital adjustment account. The movements of such differences for the years ended December 31, 2010 and 2009 are as follows:

	2010						2009
(in millions of Won)	Beginning		Increase		Ending		Beginning		Increase		Ending
Company	Balance		(Decrease)		Balance		Balance		(Decrease)		Balance
Marketable equity securities

SK Telecom Co., Ltd.	₩	(373,374)	₩	39,862	₩	(333,512)	₩	(247,137)	₩	(126,237)	₩	(373,374)
Hana Financial Group Inc.		96,283		37,833		134,116		47,537		48,746		96,283
Hyundai Heavy Industries		(68,052)		310,480		242,428		(38,098)		(29,954)		(68,052)
Hanil Iron & Steel Co., Ltd.		(46)		842		796		(809)		763		(46)
HI Steel Co., Ltd.		223		185		408		123		100		223
Munbae Steel Co., Ltd.		1,258		(832)		426		90		1,168		1,258
Dong Yang Steel Pipe Co., Ltd.		(1,586)		12		(1,574)		(1,958)		372		(1,586)
Shinhan Financial Group Co., Ltd.		(31,199)		33,062		1,863		(82,790)		51,591		(31,199)
SeAH Steel Corporation		2,545		7,495		10,040		3,664		(1,119)		2,545
Union Steel Co., Ltd.		(14,119)		5,447		(8,672)		(20,077)		5,958		(14,119)
Hanjin Shipping Co., Ltd.		(1,036)		1,012		(24)		(1,105)		69		(1,036)
Hanjin Shipping Holdings Co., Ltd.		10		(83)		(73)		—		10		10
KB Financial Group Inc.		162,624		3,068		165,692		(13,843)		176,467		162,624
LG Uplus Corporation
(Formerly, LG Powercom Corporation (*2))		—		(2,751)		(2,751)		(101,088)		101,088		—
Seoul Semiconductor Co., Ltd.		—		(761)		(761)		—		—		—
Nippon Steel Corporation		319,107		(121,979)		197,128		190,214		128,893		319,107
Thainox Stainless Public Company Limited		19,779		2,391		22,170		(1,562)		21,341		19,779
Macarthur Coal Limited		(58,179)		50,711		(7,468)		(209,113)		150,934		(58,179)
PT.Krakatau Steel		—		8,239		8,239		—		—		—
Korea Line Corporation		—		—		—		4,898		(4,898)		—

		54,238		374,233		428,471		(471,054)		525,292		54,238

Non-marketable equity securities

THE SIAM UNITED STEEL		23,771		3,026		26,797		18,492		5,279		23,771
Nacional Minerios S.A.		(103,957)		(485)		(104,442)		—		(103,957)		(103,957)
Investments in bonds, etc.		(95)		212		117		—		(95)		(95)

		(80,281)		2,753		(77,528)		18,492		(98,773)		(80,281)

	₩	(26,043)	₩	376,986	₩	350,943	₩	(452,562)	₩	426,519	₩	(26,043)

24

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued
Held-to-Maturity Securities
(a)	Held-to-maturity securities as of December 31, 2010 and 2009 are as follows:

	2010					2009
		Acquisition		Book		Book
(in millions of Won)	Maturity	Cost		Value		Value
Current portion of held-to-maturity securities
Government bonds and others (*)	Less than 1 year	₩	2,000	₩	1,978	₩ 20,000

Held-to-maturity securities
Government bonds and others (*)	1 ~ 5 years		30,000		29,830	31,675

		₩	32,000	₩	31,808	₩ 51,675

(*)	The Company provided government bonds and bonds issued by Seoul Metropolitan Rapid Transit Corp, amounting to ₩29,830 million and ₩1,978 million, respectively, to the Gyeongsangbuk-Do Province Office as guarantee for environmental remediation of POSCO No. 4 disposal site. (note 10)
(b)	Total interest income earned from investment securities amounted to ₩8,993 million and ₩4,835 million for the years ended December 31, 2010 and 2009, respectively.

25

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued
Equity Method Accounted Investments
(a)	Equity method accounted investments as of December 31, 2010 and 2009 are as follows:

	2010								2009
(in millions of Won)	Number of	Percentage of	Acqusition		Net Asset		Book		Book
Investees (*1)	Shares	Ownership (%)	Cost		Value		Value		Value
Domestic
Daewoo International Corporation (*2)	68,681,566	67.96	₩	3,382,543	₩	2,279,779	₩	3,401,177	₩ —
POSCO E&C Co., Ltd.	32,876,418	89.53		813,416		2,288,324		1,519,729	1,063,089
POSCO Specialty Steel Co., Ltd.	26,000,000	100.00		260,000		740,625		739,039	628,842
POSCO Power Corp.	40,000,000	85.71		597,170		683,980		688,279	649,148
Posteel Co., Ltd.	17,155,000	95.31		113,393		518,732		480,761	421,927
Sungjin Geotec Co., Ltd (*2)	12,345,110	30.96		160,031		92,441		169,436	—
SNNC Co., Ltd	18,130,000	49.00		90,650		168,798		153,304	100,655
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	3,544,200	60.00		41,210		144,586		125,760	100,535
POSCO Coated & Color Steel Co., Ltd.	3,412,000	56.87		82,017		114,711		102,519	108,421
Samjung Packing & Aluminum Co., Ltd.	2,034,246	48.85		104,069		80,011		74,949	5,989
POSCO ICT Co., Ltd.	99,403,282	72.54		102,571		154,344		46,241	—
POSCON Co., Ltd. (*3)	—	—		—		—		—	70,990
Others				392,200		559,044		459,073	303,270

				6,139,270		7,825,375		7,960,267	3,452,866

Foreign
POSCO Australia Pty. Ltd.	761,775	100.00		37,352		585,729		715,316	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd. (*4)	—	58.60		216,542		320,607		312,571	283,845
POSCO-China Holding Corp. (*4)	—	100.00		164,418		227,700		224,910	208,413
POSCO WA PTY LTD. (*2)	188,752,130	100.00		205,885		211,856		211,856	—
Nickel Mining Company SAS	3,234,698	49.00		157,585		188,126		181,812	189,197
KOBRASCO	2,010,719,185	50.00		32,950		140,759		140,778	98,962
POSCO Investment Co., Ltd.	5,000,000	100.00		53,189		86,679		90,638	85,521
Guangdong Pohang Coated Steel Co., Ltd. (*4)	—	89.35		79,080		92,365		89,444	31,299
POSCO-India Private. Ltd.	450,000,000	100.00		110,287		87,681		87,681	108,538
BX STEEL POSCO Cold Rolled Sheet Co., Ltd. (*4)	—	25.00		61,961		82,826		87,057	63,865
POSCO-Vietnam Co., Ltd. (*4)	—	85.00		198,578		107,066		83,359	154,691
POSCO America Corporation	374,532	99.45		316,941		110,896		80,674	113,510
POSCO Maharashtra Steel Private Limited (*5)	1,455,308	100.00		80,627		80,336		80,337	—
POSCO VST Co., Ltd. (*4)	—	92.97		110,515		57,539		78,359	71,901
POSCO-Japan Co., Ltd.	90,438	100.00		50,558		107,017		74,185	68,436
Qingdao Pohang Stainless Steel Co., Ltd. (*4)	—	70.00		71,463		72,392		70,720	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd. (*4)	—	90.00		31,023		63,205		59,466	49,429
POSCO-Mexico Co., Ltd.	1,304,955,672	84.67		117,950		66,807		48,513	62,581
POSCO Asia Co., Ltd.	9,360,000	100.00		7,425		35,580		37,664	32,189
POSCO (Thailand) Co., Ltd.	12,721,734	85.62		39,677		38,492		34,616	25,945
Others				301,350		323,794		284,292	135,425

				2,445,356		3,087,452		3,074,248	2,180,352

			₩	8,584,626	₩	10,912,827	₩	11,034,515	₩ 5,633,218

26

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued
Equity Method Accounted Investments, Continued

(*1)	Due to the difference in the closing schedule of investees’ financial statements, the Company used the unaudited or unreviewed financial statements of these companies as of December 31, 2010, when applying the equity method of accounting.

(*2)	These subsidiaries are newly acquired for the year ended December 31, 2010.

(*3)	On January 22, 2010, POSCO ICT Co., Ltd. merged with POSCON Co., Ltd.

(*4)	No shares have been issued in accordance with the local laws or regulations.

(*5)	This investment was reclassified to equity method accounted investments from available-for-sale securities, since its total assets were greater than ₩10,000 million as of December 31, 2009.

27

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued

Equity Method Accounted Investments, Continued
(b)	The valuations of equity method accounted investments as of and for the years ended December 31, 2010 and 2009 are as follows:

(in millions of Won)	Dec. 31, 2008		Equity method		Other Increase		Dec. 31, 2009		Equity method		Other Increase	Dec. 31, 2010
Investees	Book Value		Profits (Losses)		(Decrease) (*)		Book Value		Profits (Losses)		(Decrease) (*)	Book Value
Domestic
Daewoo International Corporation	₩	—	₩	—	₩	—	₩	—	₩	11,809	₩ 3,389,368	₩ 3,401,177
POSCO E&C Co., Ltd.		864,030		216,571		(17,512)		1,063,089		13,038	443,602	1,519,729
POSCO Specialty Steel Co., Ltd.		564,515		66,650		(2,323)		628,842		116,442	(6,245)	739,039
POSCO Power Corp.		619,037		27,036		3,075		649,148		(29,227)	68,358	688,279
Posteel Co., Ltd.		319,914		65,851		36,162		421,927		41,233	17,601	480,761
Sungjin Geotec Co., Ltd		—		—		—		—		(15,983)	185,419	169,436
SNNC Co., Ltd		67,410		33,245		—		100,655		65,130	(12,481)	153,304
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		74,329		28,885		(2,679)		100,535		27,892	(2,667)	125,760
POSCO Coated & Color Steel Co., Ltd.		103,912		4,509		—		108,421		(5,902)	—	102,519
Samjung Packing & Aluminum Co., Ltd.		4,035		1,183		771		5,989		836	68,124	74,949
POSCO ICT Co., Ltd		39,544		(41,799)		2,255		—		4,239	42,002	46,241
POSCON Co., Ltd.		49,099		19,964		1,927		70,990		—	(70,990)	—
Others		205,190		5,782		92,298		303,270		21,775	134,028	459,073

		2,911,015		427,877		113,974		3,452,866		251,282	4,256,119	7,960,267

Foreign
POSCO Australia Pty. Ltd.		165,573		26,029		139,021		330,623		77,041	307,652	715,316
Zhangjiagang Pohang Stainless Steel Co., Ltd.		323,170		(17,344)		(21,981)		283,845		26,021	2,705	312,571
POSCO-China Holding Corp.		228,489		(3,728)		(16,348)		208,413		14,757	1,740	224,910
POSCO WA PTY LTD.		—		—		—		—		(12,560)	224,416	211,856
Nickel Mining Company SAS		219,879		(4,335)		(26,347)		189,197		13,709	(21,094)	181,812
KOBRASCO		60,429		21,206		17,327		98,962		49,772	(7,956)	140,778
POSCO Investment Co., Ltd.		91,303		641		(6,423)		85,521		6,569	(1,452)	90,638
Guangdong Pohang Coated Steel Co., Ltd.		20,901		11,271		(873)		31,299		23,731	34,414	89,444
POSCO-India Private. Ltd.		54,651		—		53,887		108,538		(21,892)	1,035	87,681
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		92,064		(23,603)		(4,596)		63,865		22,473	719	87,057
POSCO-Vietnam Co., Ltd.		232,647		(48,542)		(29,414)		154,691		(60,495)	(10,837)	83,359
POSCO America Corporation		133,944		(19,938)		(496)		113,510		(34,184)	1,348	80,674
POSCO Maharashtra Steel Private Limited		—		—		—		—		(716)	81,053	80,337
POSCO VST Co., Ltd.		—		(3,999)		75,900		71,901		(22,802)	29,260	78,359
POSCO-Japan Co., Ltd.		65,457		13,975		(10,996)		68,436		(4,461)	10,210	74,185
Qingdao Pohang Stainless Steel Co., Ltd.		75,888		(4,742)		(5,164)		65,982		4,157	581	70,720
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		48,401		5,375		(4,347)		49,429		14,735	(4,698)	59,466
POSCO-Mexico Co., Ltd.		103,485		(40,694)		(210)		62,581		(15,948)	1,880	48,513
POSCO Asia Co., Ltd.		29,158		5,495		(2,464)		32,189		4,517	958	37,664
POSCO (Thailand) Co., Ltd.		32,934		(6,682)		(307)		25,945		6,211	2,460	34,616
Others		124,347		11,767		(689)		135,425		(4,209)	153,076	284,292

		2,102,720		(77,848)		155,480		2,180,352		86,426	807,470	3,074,248

	₩	5,013,735	₩	350,029	₩	269,454	₩	5,633,218	₩	337,708	5,063,589	11,034,515

(*)	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, changes in capital adjustments arising from equity method accounted investments and others. In 2010, the changes in investment securities are primarily due to acquisitions and dividends received which amounted to ₩4,637,869 million and ₩49,082 million, respectively.

28

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued

Equity Method Accounted Investments, Continued
(c)	Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee for the years ended December 31, 2010 and 2009 are as follows:

(in millions of Won)	Dec 31, 2009		Increase		Amortization		Dec 31, 2010
Investees	Balance		(Decrease)		(Recovery)		Balance
Daewoo International Corporation	₩	—	₩	1,159,977	₩	14,500	₩	1,145,477
POSCO Power Corp.		26,500		—		21,203		5,297
Samjung Packing & Aluminum Co., Ltd.		(213)		882		(125)		794
Sungjin Geotec Co., Ltd		—		90,857		12,114		78,743
SNNC Co., Ltd		104		—		42		62
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		6,904		—		2,673		4,231
POSCO VST Co., Ltd.		36,954		—		7,919		29,035
Others		(2,535)		(2,404)		578		(5,517)

	₩	67,714	₩	1,249,312	₩	58,904	₩	1,258,122

(in millions of Won)	Dec 31, 2008		Increase		Amortization		Dec 31, 2009
Investees	Balance		(Decrease)		(Recovery)		Balance
POSCO Power Corp.	₩	47,703	₩	—	₩	21,203	₩	26,500
Samjung Packing & Aluminum Co., Ltd.		(639)		—		(426)		(213)
SNNC Co., Ltd		146		—		42		104
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		9,577		—		2,673		6,904
POSCO VST Co., Ltd.		—		39,594		2,640		36,954
Others		9,900		(11,468)		967		(2,535)

	₩	66,687	₩	28,126	₩	27,099	₩	67,714

(d)	Details on changes in unrealized profit from intercompany transactions for the years ended December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Allowance for doubtful accounts	₩	3,346	2,539
Inventories		(152,853)	147,400
Property, plant and equipment and intangible assets		(122,791)	(64,195)

	₩	(272,298)	85,744

29

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued

Equity Method Accounted Investments, Continued
(e)	Market values of equity method accounted investments in marketable equity securities as of December 31, 2010 and 2009 are as follows:

(in millions of Won except, per share information)	2010
Investees	Number of Shares	Share Price		Fair Value		Book Value
Daewoo International Corporation	68,681,566	₩	36,150	₩	2,482,839	₩	3,401,177
Sungjin Geotec Co., Ltd	12,345,110		15,300		188,880		169,436
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	3,544,200		149,500		529,858		125,760
POSCO Coated & Color Steel Co., Ltd.	3,412,000		29,100		99,289		102,519
Samjung Packing & Aluminum Co., Ltd.	2,034,246		65,500		133,243		74,949
POSCO ICT Co., Ltd	99,403,282		9,630		957,254		46,241

(in millions of Won except per share information)	2009
Investees	Number of Shares	Share Price		Fair Value		Book Value
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	3,544,200	₩	50,100	₩	177,564	₩	100,535
POSCO Coated & Color Steel Co., Ltd.	3,412,000		24,300		82,912		108,421
Samjung Packing & Aluminum Co., Ltd.	270,000		19,950		5,387		5,989
POSCO ICT Co., Ltd	50,440,720		6,530		329,378		—

30

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued

Equity Method Accounted Investments, Continued
(f)	A summary of financial information on equity method investees as of and for the year ended December 31, 2010 is as follows:

(in millions of Won)
Investees	Total Assets		Total Liabilities		Net Assets (*)		Sales		Net Income
Domestic
Daewoo International Corporation	₩	4,789,621	₩	3,213,270	₩	1,576,351	₩	15,672,004	₩	112,309
POSCO E&C Co., Ltd.		5,191,112		2,662,512		2,528,600		6,237,953		(84,959)
POSCO Specialty Steel Co., Ltd.		1,268,574		527,949		740,625		1,543,122		117,498
POSCO Power Corp.		2,532,887		1,691,819		841,068		881,671		42,510
Posteel Co., Ltd.		950,280		404,360		545,920		2,062,495		(96,644)
Sungjin Geotec Co., Ltd		590,484		423,971		166,513		387,177		2,930
SNNC Co., Ltd		649,696		305,210		344,486		519,871		150,450
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		375,475		141,346		234,129		756,053		55,434
POSCO Coated & Color Steel Co., Ltd.		503,664		248,319		255,345		1,001,773		5,380
Samjung Packing & Aluminum Co., Ltd.		282,929		123,828		159,101		524,625		7,635
POSCO ICT Co., Ltd.		742,921		493,582		249,339		840,883		17,812

Foreign
POSCO Australia Pty. Ltd.		1,176,301		501,302		674,999		89,827		27,058
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,472,886		839,336		633,550		2,461,020		54,301
POSCO-China Holding Corp.		302,095		55,510		246,585		148,503		14,538
POSCO WA PTY LTD.		211,856		—		211,856		—		(12,560)
Nickel Mining Company SAS		529,304		95,166		434,138		178,301		27,233
KOBRASCO		346,735		65,217		281,518		127,718		85,696
POSCO Investment Co., Ltd.		680,589		587,339		93,250		—		6,566
Guangdong Pohang Coated Steel Co., Ltd.		183,036		79,665		103,371		250,722		25,878
POSCO-India Private. Ltd.		92,865		181		92,684		—		(21,612)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,043,610		712,305		331,305		1,422,452		101,351
POSCO-Vietnam Co., Ltd.		752,873		619,297		133,576		813,637		(66,486)
POSCO America Corporation		268,513		143,384		125,129		287,360		(17,203)
POSCO Maharashtra Steel Private Limited		159,734		79,398		80,336		—		(657)
POSCO VST Co., Ltd.		195,191		131,450		63,741		210,656		(8,333)
POSCO-Japan Co., Ltd.		779,544		660,509		119,035		1,475,360		10,644
Qingdao Pohang Stainless Steel Co., Ltd.		242,342		124,372		117,970		542,446		7,906
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		219,427		149,199		70,228		352,367		13,688
POSCO-Mexico Co., Ltd.		441,014		347,059		93,955		302,402		(25,163)
POSCO Asia Co., Ltd.		515,340		481,379		33,961		2,335,842		3,064
POSCO (Thailand) Co., Ltd.		163,287		118,332		44,955		224,630		10,117
Others		3,534,788		2,149,508		1,385,280		4,711,591		117,048

31

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued

Equity Method Accounted Investments, Continued

(*)	The effects of the changes in the accounting principles and estimates of equity method investees when applying the equity method accounting for the year ended December 31, 2010 are as follows:

		Net Assets		Net Assets
(in millions of Won)	Reasons for	before	Adjustment	after
Investees	Changes	Adjustment	Amount	Adjustment
Domestic
Daewoo International Corporation	Adjustment of the fair value	₩ 1,071,363	₩ 1,208,416	₩ 2,279,779
POSCO E&C Co., Ltd.	Reversal of provision liability for construction losses	2,263,740	24,584	2,288,324
POSCO Power Corp.	Capitalized costs	720,915	(36,935)	683,980
Posteel Co., Ltd.	Capitalized costs	520,292	(1,560)	518,732
Sungjin Geotec Co., Ltd	Adjustment of the fair value	51,545	40,896	92,441
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	Depreciation method	140,477	4,109	144,586
POSCO Coated & Color Steel Co., Ltd.	Capitalized costs	145,206	(30,495)	114,711
Samjung Packing & Aluminum Co., Ltd.	Depreciation method	77,726	2,285	80,011
POSCO ICT Co., Ltd.	Assets revaluation	180,867	(26,523)	154,344
Foreign
POSCO Australia Pty. Ltd.	Non-application of equity method	674,998	(89,269)	585,729
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Capitalized costs, Salvage value	371,262	(50,655)	320,607
POSCO-China Holding Corp.	Non-application of equity method	246,585	(18,885)	227,700
Nickel Mining Company SAS	Organization costs	212,728	(24,602)	188,126
POSCO Investment Co., Ltd.	Provision for allowance for doubtful accounts	93,250	(6,571)	86,679
POSCO-India Private. Ltd.	Organization costs	92,684	(5,003)	87,681
POSCO-Vietnam Co., Ltd.	Capitalized costs	113,546	(6,480)	107,066
POSCO America Corporation	Non-application of equity method	124,438	(13,542)	110,896
POSCO VST Co., Ltd.	Adjustment of the fair value	59,259	(1,720)	57,539
POSCO-Japan Co., Ltd.	Salvage value	119,035	(12,018)	107,017
Qingdao Pohang Stainless Steel Co., Ltd.	Capitalized costs	82,579	(10,187)	72,392
POSCO-Mexico Co., Ltd.	Capitalized costs	79,554	(12,747)	66,807
POSCO Asia Co., Ltd.	Non-application of equity method	33,960	1,620	35,580
Others		152,593	10,194	162,787

32

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued

Equity Method Accounted Investments, Continued
(g)	In order to enhance its competitiveness through securing the export capability and to create the synergy effect between the Company and its family subsidiaries, on August 30, 2010, the Company entered into the stock sales contract with Daewoo International Corporation’s shareholders including Korea Asset Management Corporation after the resolution of the Board of Directors on April 23, 2010, and obtained an approval from the Fair Trade Commission Republic of Korea for business acquisition on September 13, 2010.
Business information of the investee company:

Investee	Business Information
Daewoo International Corporation	export and import trade, brokerage, drawing, retail, resource development, distribution and others
Changes in goodwill for the year ended December 31, 2010 are as follows:

	Beginning					Ending
(in millions of Won)	Balance	Acquisition		Depreciation		Balance
Goodwill	₩ —	₩	1,159,977	₩	(14,500)	₩ 1,145,477

(*)	Goodwill is calculated as the excess of the acquisition cost of an investment over the Company’s share of the fair value of the identifiable net assets acquired and is amortized using the straight-line method over 20 years.
The summary of financial statements for the prior fiscal year, and for the year ended, and as of September 30, 2010, which is the acquisition date for business combination accounting are as follows:
a.	Summarized statements of financial position

(in millions of Won)	September 30, 2010(*)		December 31, 2009
Current assets	₩	2,289,376	1,757,421
Non-current assets		2,331,577	2,127,755

Total assets		4,620,953	3,885,176

Current liablities		2,369,955	1,449,598
Non-current liablities		782,773	1,045,847

Total liablities		3,152,728	2,495,445

Total shareholders’ equity		1,468,225	1,389,731

Total liablities and shareholders’ equity	₩	4,620,953	3,885,176

(*)	This financial information was not audited.

33

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued

Equity Method Accounted Investments, Continued
b.	Summarized statements of income

	For the nine-month
	period ended September 30,	For the year ended
(in millions of Won)	2010(*)	December 31, 2009
Sales	₩ 11,577,047	11,147,952
Cost of goods sold	10,919,446	10,390,672

Gross profit	657,601	757,280

Selling and administrative expenses	516,560	585,943

Operating profit	141,041	171,337

Non-operating income, net	(80,451)	7,521
Income before income taxes	60,590	178,858
Income tax expense	37,271	54,244

Net income	₩ 23,319	124,614

(*)	This financial information was not audited.

34

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
8.	Property, Plant and Equipment
(a)	Property, plant and equipment as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Buildings and structures	₩	7,970,492	6,634,738
Machinery and equipment		31,455,066	28,119,425
Tools		158,895	146,097
Vehicles		182,137	172,312
Furniture and fixtures		208,772	183,807
Capital lease assets		11,466	11,466

		39,986,828	35,267,845
Less: Accumulated depreciation		(25,183,333)	(23,425,832)

		14,803,495	11,842,013
Construction-in-progress		2,634,189	3,841,712
Land		1,110,173	961,869

	₩	18,547,857	16,645,594

(b)	Changes in property, plant and equipment for the years ended December 31, 2010 and 2009 are as follows:

	2010
	Beginning										Ending
(in millions of Won)	Balance		Acquisition (*1)		Disposal		Depreciation		Others (*2)		Balance
Land	₩	961,869	₩	155,701	₩	(7,397)	₩	—	₩	—	₩	1,110,173
Buildings		1,998,510		755,864		(8,841)		(194,870)		—		2,550,663
Structures		1,479,920		564,933		(4,229)		(125,473)		29,051		1,944,202
Machinery and equipment		8,270,432		3,868,276		(22,273)		(1,911,648)		(21,979)		10,182,808
Vehicles		16,803		14,094		(154)		(7,989)		—		22,754
Tools		16,737		19,389		(1)		(8,318)		—		27,807
Furniture and fixtures		50,057		34,825		(60)		(18,478)		—		66,344
Capital lease assets		9,555		—		—		(637)		—		8,918
Construction-in-progress		3,841,711		4,245,572		—		—		(5,453,095)		2,634,188

	₩	16,645,594	₩	9,658,654	₩	(42,955)	₩	(2,267,413)	₩	(5,446,023)	₩	18,547,857

(*1)	Includes acquisition cost transferred from construction-in-progress in relation to the expansion of Gwangyang sintering plates and coke establishment plates and others amounting to ₩5,413,082 million.

(*2)	Represent assets transferred from construction-in-progress to intangible assets and other property, plant and equipment.

35

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
8.	Property, Plant and Equipment, Continued

	2009
	Beginning										Ending
(in millions of Won)	Balance		Acquisition (*1)		Disposal		Depreciation		Others (*2)		Balance
Land	₩	908,306	₩	51,692	₩	—	₩	—	₩	1,871	₩	961,869
Buildings		1,978,609		198,670		(2,330)		(175,507)		(932)		1,998,510
Structures		1,490,098		103,342		(6,219)		(123,655)		16,354		1,479,920
Machinery and equipment		7,346,339		2,640,058		(14,812)		(1,684,717)		(16,436)		8,270,432
Vehicles		20,302		5,396		(15)		(8,886)		6		16,803
Tools		17,317		9,230		(72)		(9,731)		(7)		16,737
Furniture and fixtures		54,025		14,177		(20)		(18,130)		5		50,057
Capital lease assets		10,192		—		—		(637)		—		9,555
Construction-in-progress		2,640,730		4,228,840		—		—		(3,027,859)		3,841,711

	₩	14,465,918	₩	7,251,405	₩	(23,468)	₩	(2,021,263)	₩	(3,026,998)	₩	16,645,594

(*1)	Includes acquisition cost transferred from construction-in-progress in relation to the expansion of Pohang transporting plates, and others, amounting to ₩3,022,565 million.

(*2)	Represent assets transferred from construction-in-progress to intangible assets and other property, plant and equipment.
(c)	The value of the land based on the posted price issued by the Korean tax authority amounted to ₩3,620,434 million and ₩ 3,347,426 million as of December 31, 2010 and 2009, respectively.
(d)	In 2007, the Company entered into a capital lease contract with Ilshin Shipping Co., Ltd. acquiring a ro-ro ship for the exclusive use of transporting plates. As of December 31, 2010, future minimum lease payments under such a capital lease are as follows:

Minimum
(in millions of Won)	Lease Payments
Less than 1 year	₩ 1,048
1~5 year	4,702
Over 5 year	4,133

9,883

(e)	As of December 31, 2010 and 2009, property, plant and equipment are insured against fire and other casualty losses for up to ₩15,251,864 million and ₩11,617,320 million, respectively.

36

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
9.	Intangible Assets
(a)	The changes in the carrying value of intangible assets for the years ended December 31, 2010 and 2009 are as follows:

	2010
	Beginning		Increase						Ending
(in millions of Won)	Balance		(Decrease)		Amortization		Others		Balance
Intellectual property rights	₩	3,028	₩	2,458	₩	(567)	₩	—	₩	4,919
Port facilities usage rights		100,144		28,165		(15,626)		—		112,683
Other intangible assets		48,657		26,237		(19,853)		—		55,041

	₩	151,829	₩	56,860	₩	(36,046)	₩	—	₩	172,643

	2009
	Beginning		Increase						Ending
(in millions of Won)	Balance		(Decrease)		Amortization		Others		Balance
Intellectual property rights	₩	2,479	₩	971	₩	(355)	₩	(67)	₩	3,028
Port facilities usage rights		116,554		1,680		(18,090)		—		100,144
Other intangible assets		51,062		17,440		(19,840)		(5)		48,657

	₩	170,095	₩	20,091	₩	(38,285)	₩	(72)	₩	151,829

(b)	Amortization of intangible assets is charged to the following accounts:

(in millions of Won)	2010		2009
Manufacturing costs	₩	20,475	22,191
Selling and administrative expenses		15,571	16,094

Total	₩	36,046	38,285

(c)	Details of significant intangible assets are as follows:

						Residual
(in millions of Won)	Description	2010		2009		Useful Lives
Port facilities usage rights	Masan distribution base usage rights	₩	19,096	₩	20,978	10 years
(d)	Research costs related to development of software and others, recorded as other intangible assets, amounted to ₩ 32,308 million and ₩15,046 million as of and for the years ended December 31, 2010 and 2009, respectively. Research and development expenses incurred for the years ended December 31, 2010 and 2009 were ₩476,043 million and ₩407,291 million, respectively.

37

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
10.	Pledged Assets
(a)	As of December 31, 2010, government bonds and bonds issued by Seoul Metropolitan Rapid Transit Corp, amounting to ₩29,830 million and ₩ 1,978 million, respectively, were provided as collateral to the Gyeongsangbuk-Do Province Office as a guarantee for environmental remediation of POSCO No. 4 disposal site. (note 7)
(b)	As of December 31, 2010, 2,110,486 shares, equivalent to 18,994,379 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued (note 13) and 103,951,000 shares of Nippon Steel Corporation have been pledged as collateral for the 1st Samurai bonds issued.
(c)	Guarantees provided by third parties on behalf of the Company as of December 31, 2010 and 2009 were as follows:

(in millions of Won)	2010				2009
Korea Development Bank	EUR	3,327,892	₩	5,037	EUR	3,964,242	₩	6,637
(d)	As of December 31, 2010, Seoul Guarantee Insurance Co., Ltd. has provided guarantees amounting to ₩28,806 million for the company’s execution of contracts and others.
11.	Other Assets
Other current and other long-term assets as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Other current assets

Accrued income	₩	28,888	49,987
Advanced payments		6,218	11,943
Prepaid expense		13,648	8,465
Others		147	—

	₩	48,901	70,395

Other long-term assets
Long-term loans receivable	₩	48,984	24,554
Guarantee deposits		2,213	1,771
Other investment assets		333,777	62,485

		384,974	88,810
Less: Allowance for doubtful accounts		(56)	(692)

	₩	384,918	88,118

38

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
12.	Short-Term Borrowings and Current Portion of Long-Term Debts
(a)	Short-term borrowings as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010				2009
Foreign currency borrowings	0.88 ~ 1.64	USD	982,589,470	₩	1,119,071	369,055,984	430,910
(b)	Current portion of long-term debts as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010				2009
Domestic debentures	5.00	KRW	800,000	₩	800,000	—	—
Domestic borrowings	2.25	KRW	750		750	—	—
1st Samurai Private Equity Bonds	Tibor+1.60	JPY	50,000,000,000		698,540	—	—
Yen dominated FRN	Tibor+2.60	JPY	20,000,000,000		279,416	—	—
Loans from foreign financial institutions	2.00	EUR	636,350		963	636,350	1,065

					1,779,669		1,065
Less: Discount on debentures issued					(3,242)		—

				₩	1,776,427		1,065

13.	Long-Term Debts
(a)	Debentures as of December 31, 2010 and 2009 are as follows:

			Annual Interest
(in millions of Won)	Issue date	Maturity	Rate (%)	2010				2009
Domestic debentures	Mar. 28, 2006~ Nov. 16, 2010	Mar. 28, 2011~ Nov. 16, 2015	4.38 ~ 6.52	KRW	3,300,000	₩	3,300,000	2,300,000	2,300,000
9th Samurai Bonds	Jun. 28, 2006	Jun. 28, 2013	2.05	JPY	50,000,000,000		698,540	50,000,000,000	631,410
Euro Bonds	Aug. 10, 2006	Aug. 10, 2016	5.88	USD	300,000,000		341,670	300,000,000	350,280
Exchangeable bonds(*1)	Aug. 19, 2008	Aug. 19, 2013	—	JPY	52,795,000,000		737,588	52,795,000,000	666,706
Yen dominated FRN	Nov. 11, 2008	Nov. 11, 2013	6 Months Tibor+2.60	JPY	20,000,000,000		279,416	20,000,000,000	252,564
1st Samurai Private Equity Bonds	Dec. 29, 2008	Dec. 29, 2011	6 Months Tibor+1.60	JPY	50,000,000,000		698,540	50,000,000,000	631,410
1st Global Bonds	Mar. 26, 2009	Mar. 26, 2014	8.75		700,000,000		797,230	700,000,000	817,320
2nd Global Bonds	Oct. 28, 2010	Oct. 28, 2020	4.25	USD	700,000,000		797,230	—	—

							7,650,214		5,649,690
Add: Premium on bond redemption							11,138		10,067
Less: Current portion							(1,777,956)		—
Discount on debentures issued							(58,215)		(64,917)

						₩	5,825,181		5,594,840

39

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
13.	Long-Term Debts, Continued

(*1)	The Company issued exchangeable bonds, which are exchangeable with SK Telecom Co., Ltd. ADRs, on August 19, 2008. Details of exchangeable bonds are as follows:

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Premium on bond redemption :	JPY 797,204,500 (redeemed on put date or maturity date)
Exchangeable price:	JPY 2,999.11/ADR
Fair value of an exchangeable right at issuance date:	JPY 2,867,605,334
Fair value of an exchangeable right as of December 31, 2010:	JPY 63,354,000
ADRs exchangeable as of December 31, 2010:	ADR 18,994,379
Exercise period of exchangeable right:	Commercing ten business days following the issuance date until ten business days prior to maturity date
Exercisable date of put by bondholders:	August 19, 2011
The Company issued exchangeable bonds which is exchangeable with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., a SPV. The Company accounted for these exchangeable bonds as long-term debts under generally accepted accounting principles in the Republic of Korea as if the Company issued the exchangeable bonds.

(b)	Long-term domestic borrowings as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010		2009
Korea Resources Corporation	Representive-Borrowing Rate(*)-2.25	₩	55,114	55,114
Woori Bank	Representive-Borrowing Rate(*)-1.25		35,488	20,405
National Forestry Cooperative Federation	1.50		746	—

			91,348	75,519
Less: Current portion			(750)	—

		₩	90,598	75,519

(*)	The average yield of 3-year government bond which is rounded off to the nearest 0.25% is utilized for the annual interest rate calculation.

40

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
13. Long-Term Debts, Continued
(c)	Long-term foreign currency borrowings as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010				2009
Korea National Oil Corporation (*1)	Representive-Borrowing Rate-2.25 (*4)	USD	7,027,711	₩	8,429	4,549,590	5,578
The Export-Import Bank (*2)	4.50	USD	153,000,000		174,252	—	—
The Export-Import Bank (*3)	4.09	USD	170,800,000		194,524	—	—

				₩	377,205		5,578

(*1)	The borrowing is related to the exploration of gas fields in the Aral Sea and Namangan-Chust in Uzbekistan with Korea National Oil Corporation (“KNOC”) (note 16).

(*2)	The borrowing is related to the Roy Hill iron exploration work in Australia.

(*3)	The borrowing is related to the API iron development work in Australia.

(*4)	The average yield of a 3-year government bond, which is rounded off to the nearest 0.25%, is utilized for the annual interest rate calculation.
(d)	Loans from foreign financial institutions as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010				2009
NATIXIS	2.00	EUR	3,327,892	₩	5,037	3,964,241	6,637
Less: Current portion		EUR	(636,350)		(963)	(636,350)	(1,065)

				₩	4,074		5,572

(e)	Aggregate maturities of long-term debts as of December 31, 2010 are as follows:

(in millions of Won)					Foreign Currency		Loans From Foreign
Period	Debentures (*)		Borrowings		Borrowings		Financial Institutions		Total
2011	₩	1,777,956	₩	750	₩	—	₩	963	₩	1,779,669
2012		500,000		7,571		—		963		508,534
2013		1,947,266		10,853		23,960		963		1,983,042
2014		1,297,230		12,421		128,781		963		1,439,395
Thereafter		2,138,900		59,753		224,464		1,185		2,424,302

	₩	7,661,352	₩	91,348	₩	377,205	₩	5,037	₩	8,134,942

(*)	The amount includes premium on bond redemption.

41

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
14.	Severance Benefits
Changes in provision for severance benefits for the years ended December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Estimated severance benefits at the beginning of period	₩	784,357	851,391
Provision for severance benefits		262,496	3,320
Payment		(65,668)	(70,354)

Estimated severance benefits at the end of period	₩	981,185	784,357

Transferred to National Pension Fund		(82)	(82)
Deposits for severance benefits trust		(689,080)	(599,088)

Net balance at the end of period	₩	292,023	185,187

As of December 31, 2010 and 2009, the Company has funded approximately 70% and 76%, respectively, of the total severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.
15.	Other Current Liabilities
Other current liabilities as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Other current liabilities
Advances received	₩	33,242	25,615
Unearned revenue		4,182	2,012
Others		10,831	6,177

	₩	48,255	33,804

42

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
16.	Commitments and Contingencies
(a)	As of December 31, 2010, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

(in millions of Won)		2010				2009
Company	Financial Institution	Guaranteed		Won Equivalent		Guaranteed		Won Equivalent
Related companies
		USD	477,000,000			USD	346,000,000
POSCO Investment Co., Ltd.	HSBC and others	MYR	240,000,000		740,574	MYR	280,000,000		607,184
		CNY	630,000,000			CNY	630,000,000
POSCO-Vietnam Co., Ltd.	The Export-Import Bank	USD	230,000,000		329,101	USD	230,000,000		329,249
	of Korea and others	JPY	4,806,750,000			JPY	4,806,750,000
POSCO Maharashtra Steel Private Limited	The Export-Import Bank of Korea	USD	69,000,000		78,584	USD	—		—

					1,148,259				936,433

Others
Zeus (Cayman) Ltd.	Related creditors	JPY	52,795,000,000		737,588	JPY	52,795,000,000		666,706
BX STEEL POSCO Cold	Bank of China and others	USD	11,760,000		21,802	USD	13,800,000		77,554
Rolled Sheet Co., Ltd.		CNY	48,744,470			CNY	359,180,000
United Spiral Pipe, LLC	Comerica Bank	USD	25,000,000		28,473	USD	—		—

					787,863				744,260

				₩	1,936,122			₩	1,680,693

(b)	As of December 31, 2010, the Company has provided five blank promissory notes to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes to KNOC as collateral for long-term foreign currency borrowings.

(c)	As of December 31, 2010, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expenses with respect to these lease agreements amounted to ₩6,959 million for the year ended December 31, 2010. Future lease payments under these lease agreements are as follows:
(in millions of Won)

Period	Amount
2011	₩	6,587
2012		3,695
2013		2,058

	₩	12,340

43

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
16.	Commitments and Contingencies, Continued
(d)	The Company is involved in twelve lawsuits and claims for alleged damages aggregating to ₩8,035 million as of December 31, 2010 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of December 31, 2010.
(e)	The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and other raw materials. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of December 31, 2010, 308 million tons of iron ore and 52 million tons of coal remained to be purchased under such long-term contracts.
(f)	The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Purchase price is subject to change, following the change of the monthly standard oil price (Japanese Crude Cocktail) and also price ceiling is applicable.
(g)	The Company has bank overdraft agreements of up to ₩200,000 million with Woori Bank and six other banks as of December 31, 2010. In addition, the Company entered into a credit purchase loan agreement with Industrial Bank of Korea and four other banks for credit lines of up to ₩770,000 million and a short-term borrowing agreement of up to ₩150,000 million with Woori Bank.
(h)	As of December 31, 2010, the Company has an agreement with Woori Bank and thirteen other banks to open letters of credit, documents against acceptance and documents against payment amounting to US$ 1,000 million and to borrow US$ 1,300 million in foreign short-term borrowings.
(i)	The outstanding balance of accounts receivable in foreign currency sold to financial institutions as of December 31, 2010 amounted to US$ 194 million for which the Company is contingently liable upon the issuers’ default.
(j)	The Company entered into commitments of foreign currency long-term borrowings which are limited up to the amount of US$ 6.86 million and US$ 3.54 million with KNOC related to the exploration of gas fields in the Aral Sea, Uzbekistan and Namangan-Tergachi, respectively. The Company is not liable for the repayment of full or part of money borrowed if the project fails and also the Company has agreed to pay a certain portion of its profits under certain conditions as defined by the borrowing agreement.
(k)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Korea Development Bank, for seamless funding to POSCO Power Corp. under construction of new power plants.

44

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
17.	Derivatives
(a)	Details of derivatives for the year ended December 31, 2010 are as follows:

	Purpose of	Financial
Type of Transaction	Transaction	Institutions	Description of Contract
Embedded derivative (*)	Issuing exchangeable bonds	Investee for exchangeable bonds	Exchangeable rights for stock

(*)	The Company applied derivative accounting as exchangeable rights to investors related to exchangeable bonds issued in August 19, 2008 met the criteria of embedded derivatives. Fair values of exchangeable right as of December 31, 2010 and 2009 are ₩885 million (JPY 63,354,000) and ₩2,133 million (JPY 168,994,000), respectively. This exchangeable right is included in other long-term liabilities (note 13).
(b)	Details of the gains (losses) on derivatives, net for the years ended December 31, 2010 and 2009 are as follows:

(in millions of Won)	Valuation Gain			Transaction Gain
Type of Transaction	2010		2009	2010		2009
Currency forward (Swaps)	₩	—	—	₩	26,737	14,177
Embedded derivative		1,248	7,065		—	—

	₩	1,248	7,065	₩	26,737	14,177

The risk hedge accounting according to KFAS Interpretation 53-70, Accounting for Derivatives, is not applied on the derivative transactions.

45

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
18.	Stock Appreciation Rights
(a)	The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
Before the modifications (*)
Number of shares		498,000		60,000		22,000		141,500		218,600		90,000	1,030,100
Exercise price per share	₩	98,400	₩	135,800	₩	115,600	₩	102,900	₩	151,700	₩	194,900
After the modifications (*)
Grant date		July 23, 2001		April 27, 2002		2002		April 26, 2003		July 23, 2004		April 28, 2005
Exercise price	₩	98,900	₩	136,400	₩	116,100	₩	102,900	₩	151,700	₩	194,900
Number of shares granted		453,576		55,896		20,495		135,897		214,228		90,000	970,092
Number of shares cancelled		19,409		—		—		—		—		—	19,409
Number of shares exercised		434,167		55,896		20,495		135,897		144,964		64,000	855,419
Number of shares outstanding		—		—		—		—		69,264		26,000	95,264

Exercise period		July 24, 2003~		April 28, 2004~		Sept. 19, 2004~		April 27, 2005~		July 24, 2006~		April 29, 2007~
		July 23, 2008		April 27, 2009		Sept. 18 2009		April 26, 2010		July 23, 2011		April 28, 2012

(*)	The Company modified the number of shares granted under the stock appreciation rights and the exercise price, as presented above (1st, 2nd, 3rd, 4th and 5th), in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
(b)	Expenses (or income) related to stock appreciation rights granted to executives incurred for the year ended December 31, 2010 are as follows:

(in millions of Won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
Prior periods	₩	59,945	₩	10,780	₩	6,071	₩	31,896	₩	81,239	₩	31,694	₩	221,625
Current period		—		—		—		(32)		(7,533)		(2,871)		(10,436)

	₩	59,945	₩	10,780	₩	6,071	₩	31,864	₩	73,706	₩	28,823	₩	211,189

(c)	As of December 31, 2010 and 2009, liabilities related to stock appreciation rights which are stated as long-term accrued expenses amounted to ₩30,057 million and ₩55,141 million, respectively.

46

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
19.	Capital Stock
Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with par value of ₩5,000 per share. As of December 31, 2010, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.

As of December 31, 2010, total shares of ADRs are 67,255,792 equivalents to 16,813,948 of common shares.

As of December 31, 2010, ending balance of capital stock amounts to ₩482,403 million; however, it is different from par value of issued common stock, which amounted to ₩435,934 million, due to retirement of treasury stock.
20.	Capital Surplus
(a)	In accordance with the Asset Revaluation Law, the Company had revalued three times a substantial portion of its property, plant and equipment since December 31, 1989. The remaining revaluation increments amounting to ₩3,173 billion, net of revaluation tax, were recorded as revaluation surplus, a component of shareholders’ equity.
(b)	Other capital surplus consists of gain on disposal of treasury stock and capital surplus by equity method.
21.	Capital Adjustments
(a)	Details of capital adjustments of the Company as of December 31, 2010 and 2009 are as follows:

	2010			2009
(in millions of Won)	Number of Shares	Book Value		Book Value
Treasury stock	7,792,072	₩	1,662,068	1,662,068
Specified money in trust	2,361,885		741,195	741,195

	10,153,957	₩	2,403,263	2,403,263

(b)	The voting rights of treasury stock are restricted in accordance with the Korean Commercial Code of the Republic of Korea.

47

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
22.	Retained Earnings
Retained earnings as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Appropriated
Legal reserve	₩	241,202	241,202
Appropriated retained earnings for business rationalization		918,300	918,300
Reserve for technology and human resource development		1,128,333	720,000
Appropriated retained earnings for business expansion		23,557,500	21,557,500
Appropriated retained earnings for dividends		1,395,894	1,211,224

		27,241,229	24,648,226
Unappropriated		4,211,524	3,295,032

	₩	31,452,753	27,943,258

Legal Reserve
The Commercial Code of the Republic of Korea requires the Company to appropriate annually, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such a reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

48

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
23.	Dividends
(a)	Details of interim and year-end dividends in 2010 and 2009 are as follows:
Interim Cash Dividends

	2010			2009
(in millions of Won)	Dividend Ratio (%)	Dividend Amount		Dividend Ratio (%)	Dividend Amount
Common shares	50	₩	192,582	30	114,855
Year-end Cash Dividends

	2010			2009
(in millions of Won)	Dividend Ratio (%)	Dividend Amount		Dividend Ratio (%)	Dividend Amount
Common shares	150	₩	577,747	130	500,714
(b)	Details of the dividend payout ratio and dividend yield ratio are as follows:

	2010		2009
	Dividend Payout	Dividend Yield	Dividend Payout	Dividend Yield
(in millions of Won)	Ratio (%)	Ratio (%)	Ratio (%)	Ratio (%)
Common shares	18.33	2.05	19.40	1.29
24.	Cost of Goods Sold
Costs of goods sold for the years ended December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Finished goods, semi-finished goods and by-products
Beginning balance of inventories	₩	1,191,502	2,749,541
Cost of goods manufactured		26,521,423	20,889,203
Transfer from other accounts		389,877	83,486
Refund of customs		(33,028)	(21,222)
Ending balance of inventories		(2,134,509)	(1,191,502)

		25,935,265	22,509,506
Others		83,067	64,798

	₩	26,018,332	22,574,304

49

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
25.	Selling, General and Administrative Expenses
Details of selling, general and administrative expenses for the years ended December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Selling expenses	₩	783,796	637,793
Fees and charges		146,370	112,852
Salaries and wages		148,969	94,600
Advertising		84,720	72,103
Research and development (note 9)		94,241	53,947
Depreciation		16,530	14,704
Amortization (note 9)		15,571	16,094
Bad debt expenses		(6,626)	8,861
Rent		26,844	19,821
Other employee benefits		55,255	78,527
Accrual for severance benefits		38,709	5,831
Supplies		7,445	4,147
Travel		20,795	12,580
Training		21,744	12,088
Repairs		13,051	10,536
Communications		8,486	7,315
Vehicle expenses		6,320	5,572
Taxes and public dues		4,477	4,379
Entertainment		5,084	3,559
Subscriptions and printing		3,077	2,665
Utilities		1,210	455
Insurance		684	735
Stock compensation expense (note 18)		—	36,100
Others		19,907	16,378

	₩	1,516,659	1,231,642

50

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
26.	Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies as of December 31, 2010 and 2009 are as follows:

	2010				2009
			Won				Won
(in millions of Won)	Foreign Currency		Equivalent		Foreign currency		Equivalent
Assets
Cash and cash equivalents	USD	406	₩	480	USD	266,156	310,764
	EUR	125		189	EUR	188	314
	Others	—		127	Others	—	140
Trade accounts and	USD	536,828		611,393	USD	327,506	382,396
notes receivable	JPY	4,026,440		56,253	JPY	3,541,836	44,727
	EUR	11,900		18,012	EUR	17,147	28,709
Other accounts receivable	USD	5,997		6,831	USD	6,662	7,779
	JPY	8,879		124	JPY	8,879	112
	Others	—		5	Others	—	—
Guarantee deposits	USD	43		48	USD	45	53
	EUR	136		205	EUR	135	226
	Others	—		98	Others	—	95

			₩	693,765			775,315

Liabilities
Trade accounts payable	USD	502,383	₩	572,369	USD	277,543	324,059
	JPY	1,138,321		15,903	JPY	1,140,474	14,402
	EUR	282		426	EUR	871	1,458
Other accounts payable	USD	25,068		28,550	USD	7,484	8,739
	JPY	194,919		2,723	JPY	366,221	4,625
	EUR	3,639		5,508	EUR	3,183	5,329
	Others	—		562	Others	—	61
Debentures	USD	1,700,000		1,936,130	USD	1,000,000	1,167,600
	JPY	173,592,205		2,425,222	JPY	173,592,205	2,192,157
Foreign currency	USD	982,589		1,119,071	USD	369,056	430,910
Foreign currency	USD	330,828		377,205	USD	4,550	5,578
Loans from foreign financial institutions	EUR	3,328		5,037	EUR	3,964	6,637

			₩	6,488,706			4,161,555

51

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
27.	Income Taxes
(a)	Income tax expense for the years ended December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Current income taxes (*)	₩	874,309	581,548
Deferred income tax due to temporary differences		288,228	(12,639)
Items charged directly to shareholders’ equity		(215,216)	(158,648)

	₩	947,321	410,261

(*)	Additional tax payments (or tax returns) arising from finalized tax assessment are added or deducted in current income taxes.
(b)	The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2010 and 2009:

(in millions of Won)	2010		2009
Net income before income tax expense	₩	5,150,112	3,582,525
Income tax expense computed at statutory rate		1,246,305	866,947
Adjustments:
Tax credit		(256,138)	(349,190)
Tax penalty (returns) (*)		33,417	(140,442)
Others, net		(76,263)	32,946

Income tax expense	₩	947,321	410,261

Effective rate (%)		18.4%	11.5%

(*)	The Company paid income tax amounting to ₩43,534 million according to the result of tax investigation, and recognized ₩33,417 million excluding adjusted amount in deferred income tax assets (liabilities) as income tax expense. In the previous year, the Company received tax refunds amounting to ₩144,248 million from the additional tax payments in 2005, according to the decision of the Tax Tribunal, and recognized ₩140,442 million excluding adjusted amount in deferred income tax assets (liabilities) as tax returns.

52

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
27.	Income Taxes, Continued
(c)	Changes in temporary differences and deferred income taxes for the years ended December 31, 2010 and 2009 are as follows:

	Accumulated temporary differences						Deferred income tax
(in millions of Won)	Dec. 31, 2009		Inc. (dec.) (*1)		Dec. 31, 2010		Dec. 31, 2009		Inc. (dec.)		Dec. 31, 2010
Reserve for special repairs	₩	(173,990)	₩	48,447	₩	(125,543)	₩	(39,500)	₩	11,724	₩	(27,776)
Reserve for technology developments		(800,000)		(400,000)		(1,200,000)		(176,000)		(88,000)		(264,000)
Dividend income from related companies		461,399		49,082		510,481		101,508		10,798		112,306
Depreciation expense		(357,064)		68,348		(288,716)		(78,445)		13,316		(65,129)
Valuation of equity method accounted investments (*2)		(2,147,187)		(828,249)		(2,975,436)		(380,246)		(136,351)		(516,597)
Prepaid expenses		73,375		4,521		77,896		17,756		1,095		18,851
Impairment loss on property, plant and equipment		35,696		(2,135)		33,561		7,998		(555)		7,443
Gain on foreign currency translateion		190,953		179,814		370,767		39,783		41,283		81,066
Gain on valuation of available-for-sale securities		(835,211)		(256,121)		(1,091,332)		(183,746)		(56,347)		(240,093)
Loss on valuation of available-for-sale securities		868,159		(227,194)		640,965		190,995		(49,885)		141,110
Tax credit		—		—		—		286,556		(47,030)		239,526
Others		474,039		50,957		524,996		99,140		11,724		110,864

	₩	(2,209,831)	₩	(1,312,530)	₩	(3,522,361)	₩	(114,201)	₩	(288,228)	₩	(402,429)

(*1)	The adjustments reflect the effect of the finalized tax assessment for the year ended December 31, 2009 and as a result, the deferred income tax balances as of December 31, 2009 have been adjusted.

(*2)	As the Company is unlikely to dispose of its investee shares within five years, the income tax effect of ₩505,213 million in 2010 is not recognized as it is more likely than not that the deferred tax asset will not be realized.

53

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
27.	Income Taxes, Continued

	Accumulated temporary differences						Deferred income tax
(in millions of Won)	Dec. 31, 2008		Inc. (dec.)		Dec. 31, 2009		Dec. 31, 2008		Inc. (dec.)		Dec. 31, 2009
Reserve for special repairs	₩	(281,824)	₩	107,834	₩	(173,990)	₩	(62,423)	₩	22,923	₩	(39,500)
Reserve for technology developments		(720,000)		(80,000)		(800,000)		(167,016)		(8,984)		(176,000)
Dividend income from related companies		430,688		30,711		461,399		94,751		6,757		101,508
Depreciation expense		(267,736)		(89,328)		(357,064)		(58,569)		(19,876)		(78,445)
Valuation of equity method accounted investments		(1,778,197)		(368,990)		(2,147,187)		(299,121)		(81,125)		(380,246)
Prepaid expenses		68,751		4,624		73,375		16,182		1,574		17,756
Impairment loss on property, plant and equipment		42,461		(6,765)		35,696		9,374		(1,376)		7,998
Gain on foreign currency translateion		622,855		(431,902)		190,953		137,581		(97,798)		39,783
Gain on valuation of available-for-sale securities		(393,580)		(441,631)		(835,211)		(86,587)		(97,159)		(183,746)
Loss on valuation of available-for-sale securities		973,348		(105,189)		868,159		214,137		(23,142)		190,995
Tax credit		—		—		—		—		286,556		286,556
Others		362,567		111,472		474,039		74,851		24,289		99,140

	₩	(940,667)	₩	(1,269,164)	₩	(2,209,831)	₩	(126,840)	₩	12,639	₩	(114,201)

(d)	Changes in deferred income tax and others which are directly recognized in equity due to changes in valuation of available-for-sale securities for the years ended December 31, 2010 and 2009 amounted to ₩215,216 million and ₩158,648 million, respectively.

(e)	A summary of deferred tax assets and liabilities as of December 31, 2010 and 2009 are as follows:

	2010				2009
(in millions of Won)	Current		Non-current		Current		Non-current
Deferred tax assets	₩	258,377	₩	473,364	₩	307,865	₩	747,057
Deferred tax liabilities		(12,622)		(1,121,548)		(21,790)		(1,147,333)

Net deferred tax assets (liabilities)	₩	245,755	₩	(648,184)	₩	286,075	₩	(400,276)

54

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
28.	Comprehensive Income
For the years ended December 31, 2010 and 2009, comprehensive incomes are as follows:

(in millions of Won)	2010		2009
Net income	₩	4,202,791	3,172,264
Gain on valuation of available-for-sale securities		483,218	546,820
Less: tax effect		(106,232)	(120,301)
Changes in capital adjustments arising from		304,535	42,192
Less: tax effect		(77,239)	4,323

Other comprehensive income		604,282	473,034

Comprehensive income	₩	4,807,073	3,645,298

29.	Earnings per Share
(a)	Basic earnings per share for the years ended December 31, 2010 and 2009 were as follows:

(in millions of Won, except per share information)	2010		2009
Net income	₩	4,202,791	3,172,264
Weighted-average number of common shares outstanding (*)		77,032,878	76,661,240

Basic earnings per share	₩	54,558	41,380

(*)	Basic earnings per share are computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the year ended December 31, 2010 and 2009:

	2010	2009
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(10,153,957)	(10,525,595)

Weighted-average number of common shares outstanding	77,032,878	76,661,240

55

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
30.	Related Party Transactions
(a)	As of December 31, 2010, the subsidiaries of the Company are as follows:

Domestic (36)	POSCO E&C Co., Ltd., Posteel Co., Ltd., POSCO Coated & Color Steel Co., Ltd., POSCO Plant Engineering Co., Ltd (Formerly, POSCO Machinery & Engineering Co., Ltd.), POSCOICT CO., Ltd., POSCO Research Institute, Seung Kwang Co., Ltd., POSCO A&C Co., Ltd.(Formerly, POSCO Architects & Consultants Co., Ltd.), POSCO Specialty Steel Co., Ltd., POSTECH Venture Capital Corp, eNtoB Corporation, POSTECH 2006 Energy Fund, POSCO Chemtech Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.), POSCO Terminal Co., Ltd., POSMATE Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., PHP Co., Ltd., PNR Co., Ltd., Megaasset Co., Ltd., Daewoo engineering Company, Metapolis Co., Ltd., POSCO TMC Co., Ltd.(formerly, POSCORE Co., Ltd.), Pohang feul cell co., POSCOAST CO., LTD., DAIMYUNG TMS.CO.LTD., POS-HiMETAL CO., Ltd., POSCO E&E Co., Ltd., Gwangyang Steel Fabrication Center, 9digit Co., Ltd, Sungjin Geotec Co., Ltd, Postech Early Stage Fund, POSCO Family Strategy Fund, Daewoo International Corporation, POSCO-LED Co., Ltd., POSCO-NST Co., Ltd.

Foreign (76)	POSCO America Corporation, POSCO Australia Pty. Ltd., POSCO Canada Ltd., POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd., VSC POSCO Steel Corp., Dalian POSCO-CFM Coated Steel Co., Ltd., POSCO-CTPC Co., Ltd., POSCO-JKPC Co., Ltd., International Business Center Corporation, POSLILAMA E&C Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POSCO (Thailand) Co., Ltd., Myanmar POSCO Steel Co., Ltd., POSCO-JOPC Co., Ltd., POSCO Investment Co., Ltd., POSCO-MKPC SDN BHD., Qingdao Pohang Stainless Steel Co., Ltd., POSCO (Suzhou) Automotive Processing Center Co., Ltd., POSEC-Hawaii Inc., POSCO-China Qingdao Processing Center Co., Ltd., POS-ORE Pty. Ltd., POSCO-China Holding Corp., POSCO-Japan Co., Ltd., POS-CD Pty. Ltd., POS-GC Pty. Ltd., POSCO-India Private. Ltd., POSCO-India Pune Steel Processing Centre Pvt. Ltd., POSCO-JNPC Co., Ltd., POSCO-Foshan Steel Processing Center Co., Ltd., POSCO E&C (Beijing) Co., Ltd., POSCO-MPC S.A. de C.V., Zhangjiagang Pohang Port Co., Ltd., POSCO-Vietnam Co., Ltd., POSCO-Mexico Co., Ltd., POSCO-India Delhi Steel Processing Centre Pvt. Ltd., POSCO (Chongqing) Automotive Processing Center Co., Ltd., POS-NP Pty. Ltd., POSCO Vietnam Processing Center Co., Ltd., Suzhou pos-core Technology Co., Ltd., POSCO-JYPC Co., Ltd., POSCO-Malaysia SDN. BHD., POS-Minerals Corporation, POSCO (Wuhu) Automotive Processing Center Co., Ltd., POSCO-Philippine Manila Processing Center INC., POSCO VST Co., Ltd., POSCO-Mexico Steel Distribution Center Co., Ltd., POSCO Maharashtra Steel Private Limited, POSCO India Chennai Steel Processing Centre Pvt. Ltd., POSCO Turkey Nilufer Processing Center Co., Ltd., POSCO Vietnam Hanoi Processing Center Co., Ltd., POSCO (Liaoning) Automotive Processing Center Co. Ltd., POSCO-Indonesia Jakarta Processing Center Co., Ltd., POSCO China Dalian Plate Processing Center Co., Ltd., POSCO Bio Ventures LP., Qingdao Posco Steel Processing Co., Ltd., POSCO-NCR COAL Ltd., POSCO WA PTY LTD., Daewoo International (America) Corp., Daewoo International Deutschland GmbH, Daewoo International Japan Corp., DAEWOO INTERNATIONAL SINGAPORE PTE LTD., Daewoo Italia S.r.l., Daewoo Cement (Shandong) Co., Ltd., Daewoo (China) Co., Ltd., PT. Rismar Daewoo Apparel, Daewoo Textile Fergana LLC., DAEWOO TEXTILE BUKHARA LLC., DAEWOO INTERNATIONAL AUSTRALIA PTY LTD., Daewoo Paper Manufacturing Co., Ltd., Daewoo International Mexico, S.A. de C.V., POSCO MAURITIUS LIMITED, POSCO-Poland Wroclaw Steel Processing Center Co., Ltd., Xenesys Incorporation, Posco Zhangjiagang Stainless Steel Processing Center Co., Ltd.

56

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
30.	Related Party Transactions, Continued
(b)	Significant transactions, which occurred in the ordinary course of business, with related companies for the years ended December 31, 2010 and 2009 and the related account balances as of December 31, 2010 and 2009 are as follows:

	Sales and others (*1)				Purchase and others (*1)				Receivables (*2)				Payables (*2)
(in millions of Won)	2010		2009		2010		2009		2010		2009		2010		2009
Subsidiaries
POSCO E&C Co., Ltd.	₩	7,441	₩	4,548	₩	2,292,524	₩	2,247,673	₩	293	₩	480	₩	190,081	₩	437,818
Posteel Co., Ltd.		1,082,903		1,167,949		455,976		159,216		129,133		114,783		6,842		3,484
POSCO Coated & Color Steel Co., Ltd.		685,698		494,938		3,178		1,477		104,755		109,615		437		199
POSCO Plant Engineering Co.,Ltd (Formerly, POSCO Machinery & Engineering Co., Ltd.),		3,479		10,352		274,846		256,829		—		11		48,058		35,558
POSCO ICT Co., Ltd.		1,212		1,121		485,525		435,901		—		13		63,627		73,171
POSCO A&C Co., Ltd(Formerly, POSCO Architects & Consultants Co., Ltd.)		32		264		52,908		35,146		4		7		8,263		2,557
POSCO Specialty Steel Co., Ltd.,		199		225		46,725		8,635		63		—		8,885		3,418
eNtoB Corporation		2		—		287,014		223,075		—		—		2,419		6,561
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		142,677		86,927		573,973		473,402		33,743		6,880		62,669		66,008
POSCO Terminal Co., Ltd.		18,281		14,965		1,011		638		2,316		1,809		20		193
POSMATE Co., Ltd.		1,141		1,185		47,152		37,882		1,396		48		6,391		5,222
Samjung Packing & Aluminum Co.,Ltd.		29,083		18,945		252,946		206,918		3,260		1,472		29,117		24,942
POSCO TMC Co., Ltd.(formerly, POSCORE Co., Ltd.)		151,323		130,964		91		483		11,823		11,678		15		24
PNR Co., Ltd.		9,389		2,137		27,070		—		2,656		644		3,886		—
POSCO AST Co., Ltd.		267,323		83,245		54,840		21,489		19,065		17,492		8,255		7,572
Daewoo International Corporation.		867,916		—		—		—		139,756		—		—		—
POSCO America Corporation		233,594		169,274		—		—		3,505		531		—		—
POSCO Australia Pty. Ltd.		22,522		9,490		—		—		3,963		151		—		—
POSCO Canada Ltd.		—		—		170,842		84,404		—		—		—		—
POSCO Asia Co., Ltd.		1,377,802		1,093,589		148,706		79,844		122,626		40,548		3,767		1,170
POSCO-JKPC Co., Ltd.		65,938		30,088		201		—		1,496		34		—		—
POSCO (Thailand) Co., Ltd.		119,274		70,129		58		5		2,413		1,768		—		—
POSCO-MKPC SDN BHD.		59,361		54,766		—		—		—		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		78,064		185,002		—		—		4,023		2,353		—		—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		79,258		113,392		—		—		—		—		—		—
POSCO-Japan Co., Ltd.		1,161,919		690,289		272,282		75,973		28,515		25,972		4,412		6,701
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		144,837		110,901		—		—		85		—		—		1
POSCO-JNPC Co., Ltd.		46,630		—		—		—		—		—		—		—
POSCO-Foshan SteelProcessing Center Co., Ltd.		60,422		58,413		—		—		—		—		—		—
POSCO-MPC S.A. de C.V.		122,734		98,476		—		—		—		—		—		—
POSCO-Vietnam Co., Ltd.		188,595		117,296		—		—		364		1,934		—		—
POSCO-Mexico Co., Ltd.		273,241		125,057		—		—		1,841		—		—		—
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		69,853		76,997		115		498		—		—		—		—
POSCO (Chongqing) Automotive Processing Center Co., Ltd.		34,303		43,401		—		—		—		—		—		—
POSCO-JYPC Co., Ltd.		56,398		—		—		—		—		—		—		—
POSCO-Malaysia SDN. BHD.		41,013		51,191		—		—		—		—		—		—
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		81,905		83,526		—		—		—		—		—		—
Others		162,411		103,807		42,607		39,784		25,664		2,717		6,090		3,306

		7,748,173		5,302,849		5,490,590		4,389,272		642,758		340,940		453,234		677,905

57

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
30.	Related Party Transactions, Continued

	Sales and others (*1)				Purchase and others (*1)				Receivables (*2)				Payables (*2)
(in millions of Won)	2010		2009		2010		2009		2010		2009		2010		2009
Equity method investees
SNNC Co.,Ltd.		1,763		1,437		519,871		368,261		182		1,974		57,512		26,963
USS-POSCO Industries		308,998		241,921		264		56		8		18,310		—		—
Poschrome (Proprietary) Limited		—		—		80,282		48,822		—		176		—		—
Guangdong Xingpu Steel Center Co., Ltd.		—		10,801		—		—		—		820		—		—
Others		11,890		5,973		779		3,038		—		—		—		78

		322,651		260,132		601,196		420,177		190		21,280		57,512		27,041

	₩	8,070,824	₩	5,562,981	₩	6,091,786	₩	4,809,449	₩	642,948	₩	362,220	₩	510,746	₩	704,946

(*1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, acquisition of property, plant and equipment, overhead expenses and others.

(*2)	Receivables include trade accounts and notes receivable, other accounts receivable and others; payables include trade accounts payable, other accounts payable and others.
(c)	For the years ended December 31, 2010 and 2009, details of compensation to key management officers are as follows:

(in millions of Won)	2010		2009
Salaries	₩	16,346	11,716
Severance benefits		5,696	5,490
Management achievement awards and others		21,415	14,196

	₩	43,457	31,402

Key management officers include directors (including non-executive directors) and internal audit officer who have significant influence and responsibilities in the Company’s business plans, operations and controls. Other than the compensation which is described above, the Company granted stock appreciation rights to its key management officers. The Company recognized expense related to stock appreciation rights which were decreased by ₩10,436 million, and increased by ₩36,100 million for the years ended December 31, 2010 and 2009, respectively (note 18).

58

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
31.	Segment Information
(a)	The Company has plants in Pohang and in Gwangyang in the Republic of Korea. General information of the plants as of December 31, 2010 is as follows:

	Pohang Mill	Gwangyang Mill
Major Products
Hot Roll	HR coil	HR coil
Cold Roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	Plate
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—
Semi-finished goods	Slab, Bloom, Billet, Foundry blast	Slab, Foundry blast

Major Facilities
Furnaces	1~4 furnaces, F furnace, 1~2 Finex	1~5 furnaces
Others	Steel manufacturing continuous,	Steel manufacturing continuous,
	HR, CR and others	HR, CR and others
(b)	Operating results and long-lived assets as of and for the years ended December 31, 2010 and 2009 are as follows:

	2010
(in millions of Won)	Pohang		Gwangyang		Others		Total
Sales (*1)	₩	17,092,501	₩	15,363,671	₩	125,865	₩	32,582,037

Property, plant and equipment (*2)	₩	9,214,779	₩	9,333,078	₩	—	₩	18,547,857
Intangible assets (*2)		143,878		28,765		—		172,643

	₩	9,358,657	₩	9,361,843	₩	—	₩	18,720,500

Depreciation and amortization	₩	1,253,613	₩	1,049,846	₩	—	₩	2,303,459

	2009
(in millions of Won)	Pohang		Gwangyang		Others		Total
Sales (*1)	₩	15,250,852	₩	11,611,576	₩	91,517	₩	26,953,945

Property, plant and equipment (*2)	₩	8,686,156	₩	7,959,438	₩	—	₩	16,645,594
Intangible assets (*2)		117,781		34,048		—		151,829

	₩	8,803,937	₩	7,993,486	₩	—	₩	16,797,423

Depreciation and amortization	₩	1,192,497	₩	867,051	₩	—	₩	2,059,548

(*1)	No inter-plant sales transactions between the two plants.

(*2)	Presented at net book value.

59

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
32.	Value Added Information
Details of accounts included in the computation of value added for the years ended December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Salaries and wages	₩	1,083,280	812,217
Provision for severance benefits		262,496	3,219
Other employ benefit		311,052	471,186
Rent		48,954	45,446
Depreciation and amortization (*)		2,303,459	2,057,668
Taxes and dues		67,251	59,737

	₩	4,076,492	3,449,473

(*)	Includes amortization and depreciation expense both for assets in use and assets not in use.
33.	Operating Results for the Final Interim Period (Unaudited)
Significant operating results of the Company for the three-month periods ended December 31, 2010 and 2009 are as follows:

(in millions of Won, except per share information)	Q4 2010		Q4 2009
Sales	₩	9,175,775	7,288,132
Operating income		653,330	1,586,780
Net income		525,369	1,275,327
Basic earnings per share (in Won)		6,820	16,577

60

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
34.	The Company’s Plan and Status for Applying the Korean International Financial Reporting Standards
The Company plans to prepare its financial statements under the Korean International Financial Reporting Standards (K-IFRS) from 2011. To manage the matters associated with adoption of the K-IFRS, the Company has organized a separate task force, which has analyzed the impact of the adoption of the K-IFRS and the Company has been in the process of modification of its system. Also, the Company has trained persons in charge of adoption of the K-IFRS in POSCO and its subsidiaries and it is reporting the status of the K-IFRS project to the audit committee and management group periodically. Details of action plans and current status for the preparation of the K-IFRS as of December 31, 2010 are as follows:
-	Established separate Task Force Team for the adoption of the K-IFRS in July 2008

-	First phase of the K-IFRS project: Analysis of the impact on adoption of the K-IFRS and creating Group from August 2008 to March 2009

-	Second phase of the K-IFRS project: Designing stand-alone financial closing process with respect to GAAP differences from April 2009 to January 2010

-	Third phase of the K-IFRS project: Preparing comparative financial statements and supplementing accounting system from February 2010 up to now
The significant differences between the Company’s current policy and the K-IFRS which impact on the Company’s financial statements as of December 31, 2010 are as follows:

Classification	K-IFRS	Current Policy
First-time Adoption of K-IFRS

Deemed cost at the date of transition (Property, plant & equipment)	Measure the certain individual item of PP&E at fair value and use this value as deemed cost at the date of transition.	—

Investments in subsidiaries, jointly controlled entities and associates	Applying carrying amount of its investments in subsidiaries, jointly controlled entities and associates in accordance with previous GAAP at the date of transition as deemed cost at the date of transition.	—

Capitalization of borrowing costs	Capitalize the borrowing costs for the purpose of obtaining a qualifying asset after the date of transition.	—

61

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
34.	The Company’s Plan and Status for Applying the Korean International Financial Reporting Standards, Continued

Classification	K-IFRS	Current Policy
Adoption of K-IFRS

Derecognition of financial assets	Derecognize a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the transferor transfers the contractual rights to receive the cash flows of the financial asset and transfers substantially all the risks and rewards of ownership of the financial asset or the entity neither transfers nor retains all the risks and rewards of ownership	Derecognize a financial asset when the Company transfer the financial assts to financial institutions based on assumption that Company cannot exercise its rights and efficient control.

A method of accounting for an investment presented by separate financial statements	Apply cost method	Apply equity method accounting

Reclassification of investment property	Property held to earn rentals or for capital appreciation or both is classified and accounted as Investment property.	—

Borrowing costs	Borrowing costs that are directly attribute to the acquisition, construction or production of a qualifying asset form part of the cost of that asset.	Recognized as an expense.

Membership	Classified as an intangible asset with an indefinite useful life should not be amortized.	Classified as an other long-term assets.

Employee benefits	Defined benefit obligations represent the present value of projected benefit obligation using the Projected Unit Credit Method and actuarial assumptions.	Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment at the end of reporting

Deferred income tax	Classified as non-current assets and liabilities.	Classify deferred tax balances as current assets and liabilities or as noncurrent assets and liabilities in accordance with related assets and liabilities, otherwise, expected future periods when the carrying amount of the asset or liability is recovered or settled.

62

Independent Accountants’ Review Report on Internal Accounting Control System
English translation of a Report Originally Issued in Korean
To the President of
POSCO:
We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of POSCO (the “Company”) as of December 31, 2010. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2010, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”
We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.
A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that the Report on the Operations of Internal Accounting Control System as of December 31, 2010 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

.

This report applies to the Company’s IACS in existence as of December 31, 2010. We did not review the Company’s IACS subsequent to December 31, 2010. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.
Seoul, Korea
February 14, 2011
Notice to Readers
This report is annexed in relation to the audit of the non-consolidated financial statements as of December 31, 2010 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System
To the Board of Directors and Audit Committee of
POSCO:
I, as the Internal Accounting Control Officer ( “IACO” ) of POSCO (the Company” ), have assessed the status of the design and operations of the Company’s internal accounting control system (“IACS” ) as of December 31, 2010.
The Company’s management, including IACO, is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial statement preperation and presentation for external uses. I as the IACO, applied the IACS Standards established by the IACS Operations Committee for the assessment of design and operations of the IACS.
Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2010, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.
January 13, 2011

/s/ Choi Jong-Tae
Choi Jong-Tae, Internal Accounting Control Officer

/s/ Chung Joon-Yang
Chung Joon-Yang, Chief Executive Officer

POSCO
and Subsidiaries
Consolidated Financial Statements
December 31, 2010 and 2009
(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report
Based on a report originally issued in Korean
The Board of Directors and Shareholders
POSCO:
We have audited the accompanying consolidated statements of financial position of POSCO and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. These Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009 and the results of its operations, the changes in its equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw attention to the following:
As discussed in note 2 to the consolidated financial statements, accounting principles and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
As discussed in note 32 to the consolidated financial statements, POSCO signed a share purchase agreement with Daewoo International Corporation’s shareholders to acquire 68.15% of shares of Daewoo International Corporation on August 30, 2010 and obtained an approval from the Fair Trade Commission Republic of Korea for business acquisition on September 13, 2010.
Seoul, Korea
March 21, 2011

This report is effective as of March 21, 2011, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2010 and 2009

(In millions of won)	Notes	2010		2009
Assets

Cash and cash equivalents, net of government grants	3	₩	3,598,822	2,196,731
Short-term financial instruments	3, 11		2,954,351	5,820,447
Trading securities	4		183,953	505,811
Current portion of investment securities, net	7		46,566	56,463
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount	5, 11		7,995,649	5,145,022
Other accounts and notes receivable, net of allowance for doubtful accounts	5		685,069	447,693
Advance payments			892,957	588,354
Inventories	6, 11, 31		9,803,452	5,152,839
Deferred income tax assets	26		383,869	404,401
Other current assets, net of allowance for doubtful accounts	12		562,435	316,389

Total current assets			27,107,123	20,634,150

Property, plant and equipment	9, 11, 31		53,921,182	47,506,269
Less accumulated depreciation			(28,222,033)	(25,666,484)

Property, plant and equipment, net			25,699,149	21,839,785

Investment securities, net	7, 11		9,317,705	6,211,966
Intangible assets, net	10, 31, 32		3,161,452	629,969
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount	5		12,629	15,685
Long-term loans receivable, net of allowance for doubtful accounts and present value discount	5		140,446	103,607
Deferred income tax assets	26		438,833	294,441
Guarantee deposits			118,516	51,269
Long-term financial instruments	3		22,748	18,634
Resource development investments	8		1,164,015	—
Other long-term assets, net of allowance for doubtful accounts and present value discount	12		763,317	512,242

Total non-current assets			40,838,810	29,677,598

Total assets		₩	67,945,933	50,311,748

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Financial Position, Continued
As of December 31, 2010 and 2009

(In millions of won)	Notes	2010		2009
Liabilities

Trade accounts and notes payable		₩	4,125,253	2,734,900
Short-term borrowings	13		5,838,370	3,225,801
Current portion of long-term debts, net of discount on debentures issued	13		3,430,562	786,887
Accrued expenses			477,322	344,274
Other accounts and notes payable			910,018	642,446
Withholdings			115,681	200,894
Income tax payable			769,475	393,719
Advances received			997,728	811,644
Deferred income tax liabilities	26		3,895	71
Other current liabilities	16		424,923	134,182

Total current liabilities			17,093,227	9,274,818

Long-term debt, net of current portion and discount on debentures issued	14		10,608,584	8,229,781
Provision for severance benefits, net	15		439,102	300,421
Deferred income tax liabilities	26		1,541,388	531,927
Other long-term liabilities	16		1,062,211	310,487

Total non-current liabilities			13,651,285	9,372,616

Total liabilities			30,744,512	18,647,434

Parent shareholders’ equity

Capital stock	1, 18		482,403	482,403
Capital surplus	19		4,411,018	4,446,032
Capital adjustments, net	22		(2,402,702)	(2,410,668)
Accumulated other comprehensive income	28		1,009,099	455,471
Retained earnings	20		31,395,470	27,935,726

			34,895,288	30,908,964
Non-controlling interest			2,306,133	755,350

Total shareholders’ equity			37,201,421	31,664,314

Total liabilities and shareholders’ equity		₩	67,945,933	50,311,748

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2010 and 2009

(In millions of won, except per share information)	Notes	2010		2009
Sales	31	₩	60,637,860	36,855,001
Cost of goods sold	31		51,560,675	31,037,425

Gross profit			9,077,185	5,817,576
Selling and administrative expenses	25		3,338,876	1,949,414

Operating income			5,738,309	3,868,162

Non-operating income	31
Interest and dividend income			431,623	351,553
Gain on disposal of trading securities			15,373	21,298
Gain on valuation of trading securities			1,882	5,811
Gain on foreign currency transactions			1,055,832	814,758
Gain on foreign currency translation			225,657	541,007
Gain on derivative transaction	24		438,170	77,879
Gain on valuation of derivatives	24		94,617	51,101
Gain on disposal of property, plant and equipment			30,595	82,000
Equity in earnings of equity method accounted investees	7		371,228	75,250
Gain on recovery of allowance for doubtful accounts			3,861	7,736
Reversal of stock compensation expense	23		10,436	—
Others			177,488	334,000

			2,856,762	2,362,393

Non-operating expenses	31
Interest expense			656,769	532,090
Other bad debt expense			27,302	11,253
Loss on disposal of trading securities			1,331	1,164
Loss on valuation of trading securities			34	21
Loss on foreign currency transactions			1,035,834	884,347
Loss on foreign currency translation			428,271	105,219
Loss on derivative transaction			422,882	67,697
Loss on valuation of derivatives			118,609	94,346
Donations			75,530	128,925
Loss on impairment of investments			52,138	285,961
Loss on disposal of property, plant and equipment			75,289	54,992
Loss on impairment of intangible assets			1,120	50,493
Equity in losses of equity method accounted investees			67,850	82,130
Others			294,426	192,642

			3,257,385	2,491,280

Net income before income tax expense and net income of consolidated subsidiaries before acquisition			5,337,686	3,739,275
Income tax expense	26, 31		1,112,896	535,996

Net income (loss) of consolidated subsidiaries before acquisition	31		7,095	(39,032)

Net income		₩	4,217,695	3,242,311

Net income attribute to parent		₩	4,181,285	3,218,425
Net income attributable to non-controlling interest	31	₩	36,410	23,886

Basic and diluted earnings per share	27	₩	54,279	41,982
See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2010 and 2009

					Accumulated Other
	Capital		Capital	Capital	Comprehensive (Loss)	Retained	Non-controlling	Total
(In millions of won)	Stock		Surplus	Adjustments	Income	Earnings	Equity	Equity
Balance as of January 1, 2009	₩	482,403	4,319,083	(2,509,081)	(21,986)	25,393,246	680,540	28,344,205
Net income		—	—	—	—	3,218,425	23,886	3,242,311
Effect of changes in scope of consolidation		—	—	—	—	—	25,437	25,437
Effect of changes in percentage of ownership of investees		—	9,607	—	—	—	—	9,607
Dividends		—	—	—	—	(689,129)	—	(689,129)
Changes in treasury stock		—	117,291	98,751	—	—	—	216,042
Unrealized loss on available-for-sale securities, net		—	—	—	583,012	—	—	583,012
Changes in capital adjustments of equity method accounted investees		—	—	—	10,002	—	—	10,002
Foreign currency translation adjustments		—	—	—	(126,357)	—	—	(126,357)
Loss on valuation of derivatives		—	—	—	10,800	—	—	10,800
Effect of changes in percentage of non-controlling interest		—	—	—	—	—	30,704	30,704
Others		—	51	(338)	—	13,184	(5,217)	7,680

Balance as of December 31, 2009	₩	482,403	4,446,032	(2,410,668)	455,471	27,935,726	755,350	31,664,314

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2010 and 2009

					Accumulated Other
	Capital		Capital	Capital	Comprehensive (Loss)	Retained	Non-controlling	Total
(In millions of won)	Stock		Surplus	Adjustments	Income	Earnings	Equity	Equity
Balance as of January 1, 2010	₩	482,403	4,446,032	(2,410,668)	455,471	27,935,726	755,350	31,664,314
Net income		—	—	—	—	4,181,285	36,410	4,217,695
Effect of changes in scope of consolidation		—	—	—	—	—	1,139,505	1,139,505
Effect of changes in percentage of ownership of investees		—	(36,404)	—	—	—	—	(36,404)
Dividends		—	—	—	—	(693,296)	—	(693,296)
Unrealized gain on available-for-sale securities, net		—	—	—	544,988	—	—	544,988
Changes in capital adjustments of equity method accounted investees		—	—	—	(94,826)	—	—	(94,826)
Foreign currency translation adjustments		—	—	—	103,466	—	—	103,466
Effect of changes in percentage of non-controlling interest		—	—	—	—	—	404,805	404,805
Others		—	1,390	7,966	—	(28,245)	(29,937)	(48,826)

Balance as of December 31, 2010	₩	482,403	4,411,018	(2,402,702)	1,009,099	31,395,470	2,306,133	37,201,421

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2010 and 2009

(In millions of won)	2010		2009
Cash flows from operating activities
Net income	₩	4,217,695	3,242,311
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		2,950,883	2,552,777
Provision for severance benefits		376,970	79,186
Bad debt expense		87,767	45,537
Loss on impairment of intangible assets		1,120	50,493
Loss on valuation of derivatives, net		23,991	43,245
Loss on impairment of investments		52,138	285,961
Gain on derivatives transaction, net		(15,288)	(10,182)
Gain (loss) on disposal of property, plant and equipment		44,694	(27,008)
Gain (loss) on foreign currency translation, net		199,001	(462,724)
Gain on disposal of trading securities, net		(14,042)	(20,134)
Gain on valuation of trading securities, net		(1,848)	(5,790)
Equity in earnings (losses) of equity method accounted investees, net		(303,378)	6,880
Other employee benefit		9,644	6,822
Net income (loss) of consolidated subsidiaries before acquisition		7,095	(39,032)
Stock compensation expense, net		(10,436)	36,100
Others, net		226,219	(62,605)

		3,634,530	2,479,526

Changes in operating assets and liabilities
Trade accounts and notes receivable		(2,254,772)	713,418
Inventories		(4,216,445)	3,344,506
Other accounts and notes receivable		(211,512)	97,462
Accrued income		18,671	(5,092)
Advance payments		(271,058)	426,459
Prepaid expenses		(4,732)	32,837
Trade accounts and notes payable		359,614	(296,400)
Other accounts and notes payable		158,682	55,564
Advances received		101,883	247,127
Accrued expenses		121,481	110,736
Income tax payable		363,724	(1,677,482)
Deferred income tax		(67,853)	(23,475)
Payment of severance benefits		(114,020)	(144,007)
Group severance insurance deposits		(140,615)	(19,913)
Other current liabilities		223,509	(107,223)
Others, net		105,783	156,500

		(5,827,660)	2,911,017

Net cash provided by operating activities		2,024,565	8,632,854

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2010 and 2009

(In millions of won)	2010		2009
Cash flows from investing activities
Acquisition of trading securities	₩	(811,419)	(2,061,180)
Acquisition of short-term financial instruments		(14,360,040)	(11,946,832)
Acquisition of available-for-sale securities		(703,219)	(553,486)
Acquisition of property, plant and equipment		(5,895,960)	(6,406,503)
Acquisition of intangible assets		(208,895)	(101,202)
Acquisition of other long-term assets		(821,322)	(95,821)
Short-term loans provided		(326,367)	(94,042)
Long-term loans provided		(57,540)	(32,239)
Payment for business acquisition, net of cash acquired		(3,206,145)	(80,380)
Disposal of interest in subsidiaries		10412	244,785
Disposal of trading securities		1169172	2,823,359
Disposal of short-term financial instruments		17,240,470	7,934,977
Disposal of available-for-sale securities		316,840	201,395
Disposal of long-term financial instruments		5,168	1,824
Disposal of property, plant and equipment		253,178	378,978
Collection of short-term loans		227,309	29,655
Others		278,431	39,783

Net cash used in investing activities		(6,889,927)	(9,716,929)

Cash flows from financing activities
Proceeds from short-term borrowings		5,294,625	5,828,483
Proceeds from long-term debt		4,687,849	2,695,932
Proceeds from other long-term liabilities		262,505	96,279
Disposal of treasury stock		—	249,124
Repayment of current portion of long-term debt		(471,486)	(763,504)
Repayment of short-term borrowings		(3,325,397)	(5,836,058)
Repayment of long-term debt		(317,502)	(585,629)
Payment of cash dividends		(693,296)	(689,129)
Repayment of other long-term liabilities		(49,311)	(60,651)
Others		291,208	(72,749)

Net cash provided by financing activities		5,679,195	862,098

Effect of changes in exchange rate on cash and cash equivalents		10,496	(40,865)

Net increase in cash and cash equivalents from changes in consolidated subsidiaries		576,414	(28,699)

Net increase (decrease) in cash and cash equivalents		1,400,743	(291,541)

Cash and cash equivalents
Cash and cash equivalents at beginning of the year		2,199,170	2,490,711

Cash and cash equivalents at end of the year	₩	3,599,913	2,199,170

See accompanying notes to consolidated financial statements.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
1.	Consolidated Companies

General descriptions of POSCO, the controlling company, and its controlled subsidiaries (collectively the “Company”), which consist of 37 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd. and 76 foreign subsidiaries, whose accounts are included in the consolidated financial statements, and 42 equity-method investees, which are excluded from the consolidation, are as follows:

The Controlling Company

POSCO, the controlling company, is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO operates two plants (Pohang mill and Gwangyang mill), one office in Korea, and eight overseas liaison offices.

As of December 31, 2010, POSCO’s shareholders are as follows:

		Percentage of
	Number of Shares	Ownership (%)
National Pension Service	4,646,245	5.33
Nippon Steel Corporation (*1)	4,394,712	5.04
SK Telecom Co., Ltd.	2,481,310	2.85
Pohang University of Science and Technology	1,955,836	2.24
Shinhan Financial Group Co., Ltd. (*2)	1,848,503	2.12
Others	71,860,229	82.42

	87,186,835	100.00

(*1)	Nippon Steel Corporation has American Depository Receipts (ADRs), each of which represent a 0.25 share of POSCO’s common share and has par value of ₩5,000 per share.

(*2)	Includes number of shares held by its subsidiaries according to the Korean Commercial Code of the Republic of Korea.
As of December 31, 2010, the shares of POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, London and Tokyo Stock Exchanges.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
Consolidated Subsidiaries
The consolidated financial statements include the accounts of POSCO and its controlled subsidiaries. The following table sets forth certain information with regard to consolidated subsidiaries as of December 31, 2010:

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(% )	Subsidiaries (% )	Location
Domestic
POSCO E&C Co., Ltd.	Engineering and construction	36,723,000	32,876,418	—	32,876,418	89.53	—	Pohang
POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)	Steel sales and service	18,000,000	17,155,000	—	17,155,000	95.31	—	Seoul
POSCO Coated & Color Steel Co., Ltd.	Coated steel manufacturing	6,000,000	3,412,000	—	3,412,000	56.87	—	Pohang
POSCO Plant Engineering Co., Ltd.	Steel work maintenance and machinery installation	2,700,000	2,700,000	—	2,700,000	100.00	—	Pohang
POSCO ICT Co., Ltd.	Computer hardware and software distribution	137,034,729	99,403,282	—	99,403,282	72.54	—	Sungnam
POSCO Research Institute	Economic research and consulting	3,800,000	3,800,000	—	3,800,000	100.00	—	Seoul
Seung Kwang Co., Ltd.	Athletic facilities operation	3,945,000	2,737,000	1,208,000	3,945,000	100.00	POSCO E&C (30.62)	Suncheon
POSCO A&C Co., Ltd. (formerly POSCO Architecs Consultants Co., Ltd.)	Architecture and consulting	340,000	340,000	—	340,000	100.00	—	Seoul
POSCO Specialty Steel Co., Ltd.	Specialty steel manufacturing	26,000,000	26,000,000	—	26,000,000	100.00	—	Changwon
POSTECH Venture Capital Corp.	Investment in venture companies	6,000,000	5,700,000	—	5,700,000	95.00	—	Pohang
eNtoB Corporation (*1)	Electronic commerce	3,200,000	1,030,000	966,300	1,996,300	62.38	POSCO E&C and others (30.19)	Seoul
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	Refractories manufacturing and sellings	5,907,000	3,544,200	—	3,544,200	60.00	—	Pohang
POSCO Terminal Co., Ltd.	Transporting and warehousing	5,000,000	2,550,000	—	2,550,000	51.00	—	Gwangyang
Metapolis Co., Ltd.	Construction	10,560,000	—	4,229,280	4,229,280	40.05	POSCO E&C (40.05)	Seoul
POSMATE Co., Ltd. (*2)	Facilities management	714,286	214,286	—	214,286	30.00	—	Seoul
Samjung Packing & Aluminum Co., Ltd.	Packing materials manufacturing	4,164,000	2,034,246	—	2,034,246	48.85		Pohang
POSCO Power Corp.	Generation of electricity	46,666,667	40,000,000	—	40,000,000	85.71	—	Seoul
Postech 2006 Energy Fund (*2)	Investment in new technology	570	—	126	126	22.11	POSCO Power (11.58) POSTECH Venture Capital (10.53)	Seoul
PHP Co., Ltd.	Rental houses construction and managemet	400,000	—	400,000	400,000	100.00	POSCO E&C (100.00)	Incheon

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(% )	Subsidiaries (% )	Location
POSCO TMC Co., Ltd. (formerly, POSCORE Co., Ltd.)	Components manufacturing and sales	5,937,607	2,030,456	1,992,647	4,023,103	67.76	POSCO P&S (33.56)	Cheonan
PNR Co., Ltd.	Steel by-products processing and sales	7,810,980	5,467,686	—	5,467,686	70.00	—	Pohang
Megaasset Co., Ltd.	Real estate rental and sales	2,000,000	—	2,000,000	2,000,000	100.00	POSCO E&C (100.00)	Cheonan
Daewoo Engineering Company	Construction and engneering service	5,000,000	—	4,612,947	4,612,947	92.26	POSCO P&S (92.26)	Sungnam
POSCO FuelCell Co. Ltd.	Generation of electricity	800,000	—	800,000	800,000	100.00	POSCO Power (75.00) POSCO E&C (25.00)	Pohang
POSCO AST Co., Ltd.	Production of diverse stainless steel	4,468,000	4,468,000	—	4,468,000	100.00	—	Ansan
DaiMyung TMS Co., Ltd.	Cold- rolling of stainless steel , nickel alloy	250,080	—	250,080	250,080	100.00	POSCO AST (100.00)	Siheung
POS-HiMetal Co., Ltd.	Ferromanganese manufacturing	10,000,000	6,500,000	—	6,500,000	65.00	—	Gwangyang
POSCO E&E Co., Ltd.	Generation of electricity	3,480,000	3,480,000	—	3,480,000	100.00	—	Seoul
Gwangyang SPFC Co., Ltd. (*1)	Steel manufacturing	2,000,000	—	2,000,000	2,000,000	100.00	POSCO P&S (100.00)	Gwangyang
9Digit Co., Ltd. (*1)	Rare metals and special metals manufacturing	3,620,000	—	3,131,000	3,131,000	86.49	Samjung P&A (86.49)	Incheon
Sungjin Geotec Co., Ltd. (*1)	Industrial machinery manufacturing	39,880,120	12,345,110	4,848,400	17,193,510	43.11	POSCO E&C (12.16)	Ulsan
Postech Early Stage Fund (*1,2)	Financial investment	2,000,000	—	200,000	200,000	10.00	POSTECH Venture Capital Corp. (10.00)	Pohang
POSCO Family Strategy Fund (*1)	Financial investment	28,600,000	20,000,000	8,600,000	28,600,000	100.00	POSCO E&C and others (30.07)	Pohang
Daewoo International Corporation (*1)	Trading, Energy & resource development	101,054,636	68,681,566	—	68,681,566	67.96	—	Seoul
POSCO LED Co., Ltd. (*1)	LED lightning	6,000,000	1,000,000	3,800,000	4,800,000	80.00	POSCO ICT (63.33)	Sungnam
POSCO NST Co., Ltd. (*1)	Steel manufacturing	1,885,000	1,885,000	—	1,885,000	100.00	—	Busan
Pohang SRDC Co., Ltd. (*1)	Steel manufacturing	2,984,272	—	1,521,979	1,521,979	51.00	POSCO P&S (51.00)	Pohang

Foreign

POSCO America Corporation (POSAM)	Steel trading	376,593	374,532	2,061	376,593	100.00	POSCAN (0.55)	USA
POSCO Australia Pty. Ltd. (POSA)	Steel sellings and mine development	761,775	761,775	—	761,775	100.00	—	Australia
POSCO Canada Ltd. (POSCAN)	Coal trading	1,099,885	—	1,099,885	1,099,885	100.00	POSCO P&S (100.00)	Canada

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(% )	Subsidiaries (% )	Location
POSCAN Elkview Coal Ltd.	Mine development	304,061	—	304,061	304,061	100.00	POSCAN (100.00)	Canada
POSCO Asia Co., Ltd. (POA)	Steel intermediate trading	9,360,000	9,360,000	—	9,360,000	100.00	—	China
VSC POSCO Steel Corporation (*3)	Steel manufacturing	—	—	—	—	50.00	POSCO P&S (5.00) POSCO Specialty Steel (10.00)	Vietnam
Dalian POSCO-CFM Coated Steel Co., Ltd. (*3)	Coated steel manufacturing	—	—	—	—	85.00	POSCO P&S (15.00) POSCO-China (40.00)	China
POSCO-CTPC Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	POSCO P&S (43.40)	China
POSCO-JKPC Co., Ltd.	Steel service center	9,800	—	9,310	9,310	95.00	POSCO-Japan (95.00)	Japan
International Business Center Corporation (*3)	Real estate rental	—	—	—	—	60.00	POSCO E&C (60.00)	Vietnam
POSCO E&C Vietnam Co., Ltd. (formerly, POSLILAMA E&C Co., Ltd.) (*3)	Steel structure fabrication and sales	—	—	—	—	100.00	POSCO E&C (85.71) POSCO P&S (14.29)	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd. (*3)	Stainless steel manufacturing	—	—	—	—	82.48	POSCO-China (23.88)	China
Guangdong Pohang Coated Steel Co., Ltd. (*3)	Coated steel manufacturing	—	—	—	—	95.46	POSCO-China (6.11)	China
POSCO (Thailand) Co., Ltd.	Steel service center	14,857,921	12,721,734	2,136,187	14,857,921	100.00	POSCO P&S (14.38)	Thailand
Myanmar-POSCO Steel Co., Ltd.	Specialty steel manufacturing and sales	19,200	13,440	—	13,440	70.00	—	Myanmar
POSCO-JOPC Co., Ltd.	Steel processing and sellings	4,900	—	2,785	2,785	56.84	POSCO-Japan (56.84)	Japan
POSCO Investment Co., Ltd.	Finance	5,000,000	5,000,000	—	5,000,000	100.00	—	China
POSCO-MKPC SDN. BHD.	Steel service center	56,550,200	25,269,900	14,315,238	39,585,138	70.00	POSCO P&S (25.31)	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd. (*3)	Stainless steel manufacturing	—	—	—	—	100.00	ZPSS (20.00) POSCO-China (10.00)	China
POSCO (Suzhou) Automotive Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	POSCO-China (10.00)	China
POSCO Bio Ventures L.P. (*1,3)	Investment in bio tech ventures	—	—	—	—	100.00	POSAM (100.00)	USA
POSEC-Hawaii Inc.	Construction and sales	24,400	—	24,400	24,400	100.00	POSCO E&C (100.00)	USA
POS-Qingdao Coil Center Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	POSCO P&S (100.00)	China
POS-Ore Pty. Ltd.	Iron ore mining and trading	17,500,001	—	17,500,001	17,500,001	100.00	POSA (100.00)	Australia
POSCO-China Holding Corp. (*3)	Holding company	—	—	—	—	100.00	—	China

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(% )	Subsidiaries (% )	Location
POSCO-Japan Co., Ltd.	Steel trading	90,438	90,438	—	90,438	100.00	—	Japan
POS-CD Pty. Ltd.	Coal trading	12,550,000	—	12,550,000	12,550,000	100.00	POSA (100.00)	Australia
POS-GC Pty. Ltd.	Coal trading	11,050,000	—	11,050,000	11,050,000	100.00	POSA (100.00)	Australia
POSCO-India Private Ltd.	Steel manufacturing	450,000,000	450,000,000	—	450,000,000	100.00	—	India
POS-India Pune Steel Processing Centre Pvt. Ltd.	Steel service center	115,057,046	74,787,080	—	74,787,080	65.00	—	India
POSCO-JNPC Co., Ltd.	Steel service center	99,000	—	89,100	89,100	90.00	POSCO-Japan (90.00)	Japan
POSCO-Foshan Steel Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	POA (24.20) POSCO-China (36.20)	China
POSCO E&C (Beijing) Co., Ltd. (*3)	Construction and engineering	—	—	—	—	100.00	POSCO E&C (100.00)	China
POS-MPC S.A. de C.V. (*3)	Steel service center	—	—	—	—	90.00	POSAM (61.00) Daewoo International (29.00)	Mexico
Zhangjigang Pohang Port Co., Ltd. (*3)	Harbor loading & unloading	—	—	—	—	100.00	ZPSS (75.00) POSCO-China (25.00)	China
Qingdao Pos-metal Co., Ltd. (*1,3)	Distribution center	—	—	—	—	100.00	POA (100.00)	China
POSCO-Vietnam Co., Ltd. (*3)	Cold-rolled steel manufacturing and sales	—	—	—	—	85.00	—	Vietnam
POSCO-Mexico Co., Ltd.	Cold-rolled steel manufacturing and sales	1,541,191,740	1,304,955,672	236,236,068	1,541,191,740	100.00	POSCAN (15.33)	Mexico
POSCO- India Delhi Steel Processing Centre Pvt. Ltd.	Steel service center	55,673,970	42,532,980		42,532,980	76.40	—	India
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd. (*1)	Steel service center	100,000	60,000	—	60,000	60.00	—	Poland
POS-NP Pty. Ltd.	Coal trading	35,000,000	—	35,000,000	35,000,000	100.00	POSA (100.00)	Australia
POSCO-Vietnam Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	86.86	—	Vietnam
POSCO (Chongqing) Automotive Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	POSCO-China (10.00)	China
Suzhou POS-CORE Technology Co., Ltd. (*3)	Components manufacturing and sales	—	—	—	—	100.00	POSCO P&S (15.15) POA (15.15) POSCO TMC (69.70)	China
POSCO-JYPC Co., Ltd.	Steel service center	99,000	—	81,550	81,550	82.37	POSCO-Japan (82.37)	Japan
POSCO-Malaysia SDN. BHD. (*4)	Steel service center	123,000,000	98,486,000	16,414,000	114,900,000	93.41	Daewoo International (13.34)	Malaysia
POS-Minerals Corporation	Mine development and operation	100	—	100	100	100.00	POSCAN (85.00) Samjung P&A (15.00)	USA

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(% )	Subsidiaries (% )	Location
POSCO (Wuhu) Automotive Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	100.00	POSCO-China (31.43)	China
POSCO-Phillippine Manila Processing Center Inc. (*3)	Steel service center	—	—	—	—	100.00	POSCO P&S (100.00)	Philippines
POSCO Mexico East Steel Distribution Center Co., Ltd. (*1)	Distribution center	117,627,000	—	77,963,180	77,963,180	66.28	POSCO-Mexico (66.28)	Mexico
POSCO VST Co., Ltd. (*3)	Stainless cold steel manufacturing	—	—	—	—	92.97	—	Vietnam
POSCO Maharashtra Steel Pvt. Ltd. (*1)	Steel service center	1,455,308	1,455,308	—	1,455,308	100.00	—	India
POSCO India Chennai Steel Processing Centre Pvt. Ltd. (*1)	Steel service center	58,209,443	58,209,443	—	58,209,443	100.00	—	India
POSCO Turkey Nilufer Processing Center Co., Ltd. (*1)	Steel service center	242,444	242,444	—	242,444	100.00	—	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd. (*1,3)	Steel service center	—	—	—	—	70.00	—	Vietnam
POSCO (Liaoning) Automotive Processing Center Ltd. (*1,3)	Steel service center	—	—	—	—	100.00	POSCO-China (10.00)	China
POSCO-Indonesia Jakarta Processing Center, PT (*1)	Steel service center	12,521,722	8,139,119	2,504,344	10,643,463	85.00	Daewoo International (20.00)	Indonesia
POSCO China Dalian Plate Processing Center Ltd. (*1,3)	Steel service center	—	—	—	—	90.00	POSCO-China (10.00)	China
POSCO-NCR Coal Ltd. (*1,3)	Coal trading	—	—	—	—	100.00	POSCAN (100.00)	Canada
POSCO WA Pty. Ltd. (*1)	Iron ore mining and trading	188,752,130	188,752,130	—	188,752,130	100.00	—	Australia
Daewoo International America Corp. (*1)	Trading	555,000	—	555,000	555,000	100.00	Daewoo International (100.00)	USA
Daewoo International Deutschland GmbH (*1,3)	Trading	—	—	—	—	100.00	Daewoo International (100.00)	Germany
Daewoo International Japan Corp. (*1)	Trading	9,600	—	9,600	9,600	100.00	Daewoo International (100.00)	Japan
Daewoo International Singapore Pte. Ltd. (*1,3)	Trading	—	—	—	—	100.00	Daewoo International (100.00)	Singapore
Daewoo Italia S.r.l. (*1)	Trading	2,040,000	—	2,040,000	2,040,000	100.00	Daewoo International (100.00)	Italy
Daewoo Cement (Shandong) Co., Ltd. (*1,3)	Cement manufacturing	—	—	—	—	100.00	Daewoo International (100.00)	China
Daewoo (China) Co., Ltd. (*1,3)	Holding company	—	—	—	—	100.00	Daewoo International (100.00)	China
PT. RISMAR Daewoo Apparel (*1)	Clothes manufacturing and sales	40,000	—	40,000	40,000	100.00	Daewoo International (100.00)	Indonesia

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Subsidiaries	Primary Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (% )	Location
Daewoo Textile Fergana LLC (*1,3)	Spinning and weaving	—	—	—	—	100.00	Daewoo International (100.00)	Uzbekistan
Daewoo Textile Bukhara LLC (*1,3)	Spinning and weaving	—	—	—	—	100.00	Daewoo International (100.00)	Uzbekistan
Daewoo International Australia Holdings Pty. Ltd. (*1)	Energy & Resource development	111,480,911	—	111,480,911	111,480,911	100.00	Daewoo International (100.00)	Australia
Daewoo Paper Manufacturing Co. Ltd. (*1,3)	Paper manufacturing	—	—	—	—	66.50	Daewoo International (33.80) Daewoo-China (32.70)	China
POSCO Mauritius Ltd. (*1,3)	Iron ore mining and trading	—	—	—	—	100.00	POSA (100.00)	Mauritius
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd. (*1,3)	Steel service center	—	—	—	—	100.00	ZPSS (100.00)	China
DAEWOO INT’L MEXICO S.A. de C.V. (*1)	Trading	53,078	—	53,078	53,078	100.00	Daewoo International (100.00)	Mexico
Xenesys Inc. (*1)	Steel service center	1,301,731	385,000	278,000	663,000	50.93	POSCO-Japan (21.36)	Japan

(*1)	These subsidiaries are newly included in the consolidation.

(*2)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of board of directors’ composition and other factors.

(*3)	No shares have been issued in accordance with the local laws and regulations.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
Summary of financial information of consolidated subsidiaries as of and for the year ended December 31, 2010 is as follows:

	Summary of Financial Information
	(In millions of won) (*)
		Total			Net Income
Subsidiaries	Total Assets	Liabilities	Net Assets	Sales	(Loss)
Domestic

POSCO E&C Co., Ltd.	5,187,914	2,659,275	2,528,639	6,237,953	162,939
POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)	938,696	393,285	545,411	2,062,495	66,841
POSCO Coated Steel Co., Ltd.	503,328	248,265	255,063	1,001,774	4,936
POSCO Plant Engineering Co., Ltd.	191,891	102,890	89,001	439,529	12,356
POSCO ICT Co., Ltd.	628,421	379,214	249,207	840,995	17,501
POSCO Research Institute	27,503	3,615	23,888	23,207	278
Seung Kwang Co., Ltd.	79,903	34,269	45,634	15,567	2,609
POSCO A&C Co., Ltd. (Formerly, POSCO Architects & Consultants Co., Ltd.)	87,968	41,164	46,804	127,835	4,611
POSCO Specialty Steel Co., Ltd.	1,267,956	527,844	740,112	1,543,122	117,005
POSTECH Venture Capital Corp.	36,557	863	35,694	—	128
eNtoB Corporation	66,043	36,745	29,298	603,640	2,504
POSCO Chemtech Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	355,865	120,930	234,935	756,053	56,083
POSCO Terminal Co., Ltd.	68,508	8,516	59,992	78,478	14,434
Metapolis Co., Ltd.	626,152	518,914	107,238	170,682	(10,806)
POSMATE Co., Ltd.	93,889	23,690	70,199	98,503	28,194
Samjung Packing & Aluminum Co., Ltd.	291,438	137,164	154,274	524,625	7,949
POSCO Power Corp.	2,546,306	1,705,246	841,060	881,671	42,503
Postech 2006 Energy Fund	26,274	324	25,950	—	(964)
PHP Co., Ltd.	593,758	614,337	(20,579)	1,825	(14,801)
POSCO TMC Co., Ltd. (formerly, POSCORE Co., Ltd.)	140,657	53,952	86,705	189,686	7,512
PNR Co., Ltd.	170,059	151,142	18,917	27,281	(17,973)
Megaasset Co., Ltd.	67,826	58,885	8,941	100,865	4,580
Daewoo Engineering Company	354,797	199,066	155,731	750,599	40,012
POSCO FuelCell Co. Ltd.	13,091	9,337	3,754	4,049	(276)
POSCO AST Co., Ltd.	236,570	132,041	104,529	330,425	7,179
DaiMyung TMS Co., Ltd.	21,692	43,090	(21,398)	15,985	(4,057)

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Summary of Financial Information
	(In millions of won) (*)
		Total			Net Income
Subsidiaries	Total Assets	Liabilities	Net Assets	Sales	(Loss)
POS-HiMetal Co., Ltd.	85,738	43,296	42,442	—	(6,389)
POSCO E&E Co., Ltd.	17,787	69	17,718	—	416
Gwangyang SPFC Co., Ltd.	10,065	13	10,052	—	52
9digit Co., Ltd.	17,545	10,508	7,037	19,145	1,396
Sungjin Geotec Co., Ltd.	586,335	434,595	151,740	370,625	(11,843)
Postech Early Stage Fund	10,000	—	10,000	—	—
POSCO Family Strategy Fund	28,538	—	28,538	—	(62)
Daewoo International Corporation	4,791,018	3,207,025	1,583,993	15,672,004	122,017
POSCO LED Co., Ltd.	28,591	325	28,266	138	(1,734)
POSCO NST Co., Ltd.	94,543	56,674	37,869	33,164	169
Pohang SRDC Co., Ltd.	14,921	—	14,921	—	—

Foreign

POSCO America Corporation	260,418	139,360	121,058	288,907	(23,596)
POSCO Australia Pty. Ltd.	1,195,886	515,913	679,973	106,475	47,552
POSCO Canada Ltd.	424,570	96,062	328,508	170,421	56,029
POSCAN Elkview Coal Ltd.	66,913	2,130	64,783	—	9,085
POSCO Asia Co., Ltd.	515,340	481,379	33,961	2,335,842	3,064
VSC POSCO Steel Corporation	54,899	35,880	19,019	189,354	5,445
Dalian POSCO — CFM Coated Steel Co., Ltd.	155,703	155,589	114	68,149	(4,932)
POSCO-CTPC Co., Ltd.	77,281	47,763	29,518	149,810	2,398
POSCO-JKPC Co., Ltd.	86,912	70,353	16,559	75,831	2,385
International Business Center Corporation	95,860	55,905	39,955	28,354	13,560
POSCO E&C Vietnam Co., Ltd. (formerly, POSLILAMA E&C Co., Ltd.)	53,600	72,731	(19,131)	72,865	3,688
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1,471,851	838,301	633,550	2,461,020	54,301
Guangdong Pohang Coated Steel Co., Ltd.	183,036	79,330	103,706	250,722	25,547
POSCO (Thailand) Co., Ltd.	163,287	118,332	44,955	224,630	10,117
Myanmar-POSCO Steel Co., Ltd.	21,556	10,245	11,311	24,127	3,481
POSCO-JOPC Co., Ltd.	71,955	68,233	3,722	76,947	766
POSCO Investment Co., Ltd.	680,589	587,339	93,250	—	6,566
POSCO-MKPC SDN. BHD.	116,837	69,179	47,658	135,852	3,395
Qingdao Pohang Stainless Steel Co., Ltd.	242,342	124,372	117,970	542,446	7,906

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Summary of Financial Information
	(In millions of won) (*)
		Total			Net Income
Subsidiaries	Total Assets	Liabilities	Net Assets	Sales	(Loss)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	219,427	149,199	70,228	352,367	13,688
POSCO Bio Ventures L.P.	20,553	72	20,481	—	(10,536)
POSEC-Hawaii Inc.	1,331	509	822	—	(693)
POS-Qingdao Coil Center Co., Ltd.	60,395	45,576	14,819	149,653	1,058
POS-Ore Pty. Ltd.	105,583	14,579	91,004	118,687	55,028
POSCO-China Holding Corp.	302,623	55,538	247,085	148,503	14,510
POSCO-Japan Co., Ltd.	794,459	675,363	119,096	1,490,633	10,719
POS-CD Pty. Ltd.	69,703	66,119	3,584	15,214	(2,102)
POS-GC Pty. Ltd.	34,031	9,698	24,333	12,476	(488)
POSCO-JNPC Co., Ltd.	153,189	138,864	14,325	179,031	2,499
POS-India Private Ltd.	92,856	181	92,684	—	(21,612)
POSCO-Foshan Steel Processing Center Co., Ltd.	129,474	88,799	40,675	518,268	6,229
POSCO E&C (Beijing) Co., Ltd.	76,377	53,679	22,698	118,167	1,403
POS-MPC S.A. de C.V.	178,641	160,551	18,090	240,277	(2,161)
Zhangjigang Pohang Port Co., Ltd.	26,905	12,502	14,403	5,200	(789)
Qingdao Pos-metal Co., Ltd.	7,092	5,019	2,073	73,408	114
POSCO-Vietnam Co., Ltd.	753,100	619,297	133,803	813,637	(66,251)
POSCO-Mexico Co., Ltd.	441,014	346,865	94,149	302,595	(24,970)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.	92,826	70,928	21,898	113,056	8,919
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd.	48,413	33,788	14,625	53,941	717
POS-NP Pty. Ltd.	57,687	13,301	44,386	45,032	5,438
POSCO-Vietnam Processing Center Co., Ltd.	58,283	36,039	22,244	85,698	4,419
POSCO (Chongqing) Automotive Processing Center Co, Ltd.	73,258	62,378	10,880	84,385	473
Suzhou POS-CORE Technology Co., Ltd.	56,772	32,854	23,918	89,248	1,593
POSCO-JYPC Co., Ltd.	56,347	53,870	2,477	74,565	(1,222)
POSCO-Malaysia SDN. BHD.	78,028	78,170	(142)	125,209	(5,954)
POS-Minerals Corporation	113,105	—	113,105	—	(1,188)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	85,772	63,854	21,918	124,687	2,872
POSCO-Phillippine Manila Processing Center Inc.	25,448	15,888	9,560	37,558	1,462

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Summary of Financial Information
	(In millions of won) (*)
		Total			Net Income
Subsidiaries	Total Assets	Liabilities	Net Assets	Sales	(Loss)
POSCO Mexico East Steel Distribution Center Co., Ltd.	13,872	2,370	11,502	5,547	696
POSCO VST Co., Ltd.	195,191	131,450	63,741	210,656	(8,333)
POSCO Maharashtra Steel Pvt. Ltd.	159,681	79,556	80,125	—	(867)
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	78,906	64,492	14,414	52,228	73
POSCO Turkey Nilufer Processing Center Co., Ltd.	37,307	21,919	15,388	3,032	(2,228)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	42,885	36,710	6,175	39,675	(836)
POSCO (Liaoning) Automotive Processing Center Ltd.	75,631	56,670	18,961	45,933	1,416
POSCO-Indonesia Jakarta Processing Center, PT	34,309	27,026	7,283	42,882	1,023
POSCO China Dalian Plate Processing Center Ltd.	55,692	17,056	38,636	—	(3,631)
POSCO-NCR Coal Ltd.	25,063	—	25,063	—	—
POSCO WA Pty. Ltd.	212,080	808	211,272	—	(13,096)
Daewoo International America Corp.	224,042	187,747	36,295	675,675	729
Daewoo International Deutschland GmbH	111,227	101,437	9,790	495,921	183
Daewoo International Japan Corp.	157,213	150,178	7,035	623,297	168
Daewoo International Singapore Pte. Ltd.	86,642	82,455	4,187	1,017,681	576
Daewoo Italia S.r.l.	99,538	95,826	3,712	223,452	258
Daewoo Cement (Shandong) Co., Ltd.	350,754	245,252	105,502	97,965	(2,633)
Daewoo (China) Co., Ltd.	42,931	6,425	36,506	3,205	(17,448)
PT. RISMAR Daewoo Apparel	15,757	17,416	(1,659)	59,168	(2,830)
Daewoo Textile Fergana LLC	106,719	95,542	11,177	122,998	17,086
Daewoo Textile Bukhara LLC	68,807	50,311	18,496	44,322	1,364
Daewoo International Australia Holdings Pty. Ltd.	132,221	4,947	127,274	379	(995)
Daewoo Paper Manufacturing Co., Ltd.	79,383	69,917	9,466	93,284	(22,118)

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Summary of Financial Information
	(In millions of won) (*)
		Total			Net Income
Subsidiaries	Total Assets	Liabilities	Net Assets	Sales	(Loss)
POSCO Mauritius Ltd.	21,548	—	21,548	—	—
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.	11,841	111	11,730	—	—
DAEWOO INT’L MEXICO S.A. de C.V.	50,298	46,319	3,979	152,650	983
Xenesys Inc.	18,333	2,653	15,680	935	(3,624)

(*)	Total assets, total liabilities and net assets of POSCO’s foreign subsidiaries are translated at the exchange rate at the end of the reporting period, and sales and net income (loss) are translated at the average exchange rate of the reporting period.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
Equity-Method Investees
The following table sets forth certain information with regard to equity-method investees as of December 31, 2010:

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Investees	Primary Business	Shares	POSCO	Subsidiaries	Total	(%)	Subsidiaries (%)	Location
Domestic

MIDAS Information Technology Co., Ltd.	Engineering	3,402,000	—	866,190	866,190	25.46	POSCO E&C (25.46)	Seoul
Songdo New City Development Inc.	Real estate	4,456,000	—	1,332,344	1,332,344	29.90	POSCO E&C (29.90)	Seoul
Gail International Korea Ltd.	Real estate	285,304	—	85,306	85,306	29.90	POSCO E&C (29.90)	Seoul
SNNC Co., Ltd. (*1)	Material manufacturing	37,000,000	18,130,000	—	18,130,000	49.00	POSCO E&C (29.90)	Gwangyang

Chungju Enterprise City	Construction	8,000,000	—	2,008,000	2,008,000	25.10	POSCO E&C (22.00) POSCO ICT (3.10)	Chungju

Taegisan Wind Power Corporation (*1)	Wind power plant construction and management	5,000,000	—	2,500,000	2,500,000	50.00	POSCO E&C (50.00)	Hoengseong
KOREASOLARPARK Co., Ltd. (*1)	Solar power plant construction and management	2,000,000	—	900,000	900,000	37.50	POSCO E&C (37.50)	Youngam
Chungla International Business Town Co., Ltd. (*2)	Multiplex development	6,200,000	—	1,151,960	1,151,960	18.58	POSCO E&C (18.58)	Incheon
Garolim Tidal Power Plant Co., Ltd. (*1)	Generation of electricity	7,230,000	—	2,322,999	2,322,999	32.13	POSCO E&C (32.13)	Seosan
Posco E&C Songdo International Building (*1)	Non-resident building lease	200,000	—	98,000	98,000	49.00	POSCO E&C (49.00)	Seoul
Universal Studio Resort Development Co., Ltd.	Construction	2,663,223	—	582,580	582,580	21.87	POSCO E&C (16.24) POSCO ICT (5.63)	Seoul
Kyobo life insurance Co., Ltd.	Life insurance	20,500,000	—	4,920,000	4,920,000	24.00	Daewoo International Corporation (24.00)	Seoul

Dongbang Special Steel Co., Ltd. (*1)	Steel processing	2,303,746	825,288	—	825,288	35.82	—	Pohang

Foreign

KOBRASCO (*1)	Facilities lease	4,021,438,370	2,010,719,185	—	2,010,719,185	50.00	—	Brazil
USS-POSCO Industries (UPI) (*1,3)	Steel processing	—	—	—	—	50.00	POSAM (50.00)	USA
Poschrome (Proprietary) Limited (*1)	Material manufacturing	86,700	43,350	—	43,350	50.00	—	Republic of South Africa
POS-Hyundai Steel Manufacturing India Private Limited	Steel processing	23,455,600	2,345,558	4,573,842	6,919,400	29.50	POSCO P&S (19.50)	India
POSVINA Co., Ltd. (*1,3)	Steel manufacturing	—	—	—	—	50.00	—	Vietnam
PT POSMI Steel Indonesia (POSMI) (*1)	Steel service center	12,600	1,193	3,579	4,772	37.87	POSCO P&S (28.40)	Indonesia
CAML Resources Pty. Ltd. (*1)	Material processing	9,715	—	3,239	3,239	33.40	POSA (33.34)	Australia
Nickel Mining Company SAS (*1)	Material processing	6,601,426	3,234,698	—	3,234,698	49.00	—	New Caledonia
Liaoning Rongyuan Posco Refractories Co., Ltd. (*1,3)	Manufacturing and sellings	—	—	—	—	35.00	POSCO Chemtec (35.00)	China
POSC STEEL Processing Center Co., Ltd. (*3)	Steel service center	—	—	—	—	20.00

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

		Number of				Percentage of	Percentage of
		Outstanding	Number of Shares			Ownership	Ownership of
Investees	Primary Business	Shares	POSCO	Subsidiaries	Total	(% )	Subsidiaries (% )	Location
An khan New City Development (*1,3)	Construction	—	—	—	—	50.00	POSCO E&C (50.00)	Vietnam
Henan Tsingpu Ferro Alloy Co., Ltd. (*1,3)	Material processing	—	—	—	—	49.00	ZPSS (49.00)	China
United Spiral Pipe, LLC (USP) (*1,3)	Steel pipe manufacturing and sales	—	—	—	—	35.00	POSAM (35.00)	USA
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd. (*1,3)	Specialty steel manufacturing	—	—	—	—	34.00	POSCO-China (10.00)	China
BX Steel POSCO Cold Rolled sheet Co., Ltd. (*3)	Steel manufacturing	—	—	—	—	25.00	—	China
POSS-SLPC s.r.o. (*1,3)	Steel processing	—	—	—	—	30.00	—	Slovakia
Eureka Moly LLC (*3)	Material processing	—	—	—	—	20.00	POS-Mineral Corporation (20.00)	USA
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd. (*1,3)	Steel processing	—	—	—	—	30.00	—	China
POSCO SeAH Steel Wire (Nantong) Co., Ltd. (*3)	Steel processing	—	—	—	—	25.00	POSCO-China (25.00)	China
POS-GSFC LLC ( formerly, POS-JK LLC) (*1)	Steel processing	14,600,000	—	648,171,993	648,171,993	44.40	POSCO E&C (0.94) POSCO P&S (43.46)	UAE
NCR LLC (*3)	Coal trading		—		—	20.00	—	Canada
AMCI (WA) Pty. Ltd. (*1)	Iron ore mining and trading	397,493,929	—	194,772,025	194,772,025	49.00	POSCO WA (49.00)	Australia
Shanghai Lansheng Daewoo Corp. (*1,3)	Trading	—	—	—	—	49.00	Daewoo International Corporation (49.00)	China
Shanghai Waigaogiao Free Trade Zone Lansheng Daewoo Int’l Trading Co., Ltd. (*1,3)	Trading	—	—	—	—	49.00	Daewoo International Corporation (49.00)	China
Hanjung Power Pty. Ltd. (*1)	Plywood manufacturing	16,791,045	—	8,227,612	8,227,612	49.00	Daewoo International Corporation (49.00)	Papua New Guinea
Myanmar Korea Timber International Ltd. (*1)	Generation of electricity	600	—	270	270	45.00	Daewoo International Corporation (45.00)	Myanmar
General Medicines Company Ltd. (*1)	Medicine manufacturing	29,400	—	9,702	9,702	33.00	Daewoo International Corporation (33.00)	Sudan
KOREA LNG Ltd.	Gas processing	12,000	—	2,400	2,400	20.00	Daewoo International Corporation (20.00)	Korea
DMSA, AMSA (*2,3)	Energy& Resource development	—	—	—	—	4.00	Daewoo International Corporation (4.00)	Madagascar

(*1)	Although POSCO owns over 30% equity interest in these investees, POSCO is not their largest shareholder, excluding them from consolidation.

(*2)	This investment is accounted for using the equity method because it has 40% of voting rights of the investee to exercise significant influence on the investee although POSCO’s percentage of ownership is below 20%.

(*3)	No shares have been issued in accordance with the local laws and regulations.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
     Subsidiaries Excluded from Scope of Consolidation

Location	Investees	Country	Reason
Domestic	POHANG SPFC CO., LTD.	Korea	Small company
	POSWITH CO., LTD.	Korea	Small company
	BASYS INDUSTRY CO., LTD.	Korea	Small company
	POSTECH BD Newundertaking fund	Korea	Small company
	POSBRO CO., LTD.	Korea	Small company
	POMIC	Korea	Small company
	POSFINE	Korea	Small company
	MAPO HIGH BROAD PARKING CO., LTD.	Korea	Small company
	DAKOS CO., LTD.	Korea	Small company
	POSCALCIUM COMPANY, LTD.	Korea	Small company
	Plant Engineering Service Technology Co., Ltd.	Korea	Small company
	BUSAN E&E CO., LTD.	Korea	Small company
	POREKA CO., LTD.	Korea	Small company
	SONGDO SE CO., LTD.	Korea	Small company
	POS GREEN CO., LTD.	Korea	Small company
	GUNSAN SPFC CO., LTD.	Korea	Small company
	POS ECO HOUSING CO., LTD.	Korea	Small company

Foreign	DAEWOO HANDELS GmbH	Germany	Small company
	POSCO Engineering and Construction-UZ	Russia	Small company
	DAEWOO (M) SDN. BHD.	Malaysia	Small company
	DAEWOO INTERNATIONAL CORPORATION (M) SDN BHD	Malaysia	Small company
	POSCO E&C SMART	Mexico	Small company
	POSCO MEXICO HUMAN TECH	Mexico	Small company
	DWEMEX, S.A. DE C.V.	Mexico	Small company
	POS MPC Servicios de C.V.	Mexico	Small company
	POSCO-AAPC	U.S.A.	Small company
	PGSF LLC	U.S.A.	Small company
	TECHREN Solar LLC	U.S.A.	Small company
	MYANMAR DAEWOO LTD.	Myanmar	Small company
	MYANMAR DAEWOO INT’L LTD.	Myanmar	Small company
	POSCO E&C Venezuela C.A	Venezuela	Small company
	POSCO SS VINA	Vietnam
	DAEWOO STC & APPAREL VIETNAM LTD.	Vietnam	Small company
	GEZIRA TANNERY CO., LTD.	Sudan	Small company
	Europe Steel Distribution Center (POS-ESDC, Logistics, Trading and Investment d.o.o)	Slovenia	Small company
	POSCO South East Asia Pte. Ltd.	Singapore	Small company
	DAEWOO EL SALVADOR S.A. DE C.V.	El Salvador	Small company
	VECTUS LIMITED	UK	Small company
	POSCO-URUGUAY S.A.	Uruguay	Small company
	DAEWOO ENERGY CENTRAL ASIA	Uzbekistan	Small company
	POSCO E&C India Private Ltd.	India	Small company
	POSCORE-INDIA	India	Small company
	POSCO-ISDC	India	Small company
	DAEWOO INTERNATIONAL INDIA PRIVATE LTD.	India	Small company
	POSCO Foundation	India	Small company

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Location	Investees	Country	Reason
Foreign	PT. POSNESIA	Indonesia	Small company
	PT. MRI	Indonesia	Small company
	PT. DEC Indonesia	Indonesia	Small company
	PT. KRAKATAU POSCO	Indonesia	Small company
	PT. POSCO E&C INDONESIA	Indonesia	Small company
	Dalian Poscon Dongbang Automatic Co., Ltd.	China	Small company
	San Pu Trading Co., Ltd.	China	Small company
	Zhangjiagang BLZ Pohang International Trading Co., Ltd.	China	Small company
	POSCO ICT-CHINA	China	Small company
	POSCO-CYPC	China	Small company
	Tianjin Daewoo Paper Manufacturing Co., Ltd.	China	Small company
	Daewoo Int’l Guangzhou Corp.	China	Small company
	DAEWOO INTERNATIONAL SHANGHAI CO., LTD.	China	Small company
	ZEUS (Cayman)	Cayman Islands	Small company
	DAYTEK ELECTRONICS CORP.	Canada	Small company
	DAEWOO CANADA LTD.	Canada	Small company
	POSCO South Asia	Thailand	Small company
	POSCO Australia GP Pty. Limited	Australia	Small company
	Hume Coal Pty. Ltd.	Australia	Small company
	POSCO Gulf Logistics LLC	UAE	Small company
The above investees are accounted for using cost method in the consolidated financial statements.
     Changes in Scope of Consolidation in 2010

Investees	Location	Reason
eNtoB Corporation	Seoul	The Company’s ownership exceeded 50% through additional increase in paid in capital in 2010.
Gwangyang SPFC Co., Ltd.	Gwangyang	The Company made investments to establish.
9digit Co., Ltd.	Incheon	The Company newly acquired more than 43.11% of interest related to this investment in 2010.
Sungjin Geotec Co., Ltd.	Ulsan	The Company newly acquired more than 50% of interest related to this investment in 2010.
Postech Early Stage Fund	Pohang	The Company made investments to establish.
POSCO Family Strategy Fund	Pohang	The Company made investments to establish.
Daewoo International Corporation	Seoul	The Company newly acquired more than 50% of interest related to this investment in 2010.
POSCO LED Co., Ltd.	Seongnam	The Company made investments to establish.
POSCO NST Co., Ltd.	Busan	The Company made investments to establish.
Pohang SRDC Co., Ltd.	Pohang	The Company made investments to establish.
POSCO Bio Ventures L.P.	U.S.A.	It was classfied from equity investees to subsidiaries due to changes in control structures.
Qingdao Pos-metal Co., Ltd.	China	Total assets exceeded ₩10,000 million as of December 31, 2009.
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd.	Poland	The Company’s ownership exceeded 50% through additional increase in paid in capital in 2010.
POSCO Mexico East Steel Distribution Center Co., Ltd.	Mexico	Total assets exceeded ₩10,000 million as of December 31, 2009.
POSCO Maharashtra Steel Pvt. Ltd.	India	Total assets exceeded ₩10,000 million as of December 31, 2009.
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	India	Total assets exceeded ₩10,000 million as of December 31, 2009.
POSCO Turkey Nilufer Processing Center Co., Ltd.	Turkey	Total assets exceeded ₩10,000 million as of December 31, 2009.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Investees	Location	Reason
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Vietnam	Total assets exceeded ₩10,000 million as of December 31, 2009.
POSCO (Liaoning) Automotive Processing Center Ltd.	China	Total assets exceeded ₩10,000 million as of December 31, 2009.
POSCO-Indonesia Jakarta Processing Center, PT	Indonesia	Total assets exceeded ₩10,000 million as of December 31, 2009.
POSCO China Dalian Plate Processing Center Ltd.	China	The Company made investments to establish.
POSCO-NCR Coal Ltd.	Canada	The Company made investments to establish.
POSCO WA Pty. Ltd.	Australia	The Company made investments to establish.
Daewoo International America Corp.	U.S.A.	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo International Deutschland GmbH	Germany	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo International Japan Corp.	Japan	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo International Singapore Pte. Ltd.	Singapore	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo Italia S.r.l.	Italy	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo Cement (Shandong) Co., Ltd.	China	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo (China) Co., Ltd.	China	The Company newly acquired more than 50% of interest related to this investment in 2010.
PT. RISMAR Daewoo Apparel	Indonesia	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo Textile Fergana LLC	Uzbekistan	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo Textile Bukhara LLC	Uzbekistan	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo International Australia Holdings Pty. Ltd.	Australia	The Company newly acquired more than 50% of interest related to this investment in 2010.
Daewoo Paper Manufacturing Co., Ltd.	China	The Company newly acquired more than 50% of interest related to this investment in 2010.
POSCO Mauritius Ltd.	Mauritius	The Company made investments to establish.
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.	China	The Company made investments to establish.
DAEWOO INT’L MEXICO S.A. de C.V.	Mexico	The Company newly acquired more than 50% of interest related to this investment in 2010.
Xenesys Inc.	Japan	The Company newly acquired more than 50% of interest related to this investment in 2010.
The total assets, shareholders’ equity, sales, and net income of the consolidated financial statements as of and for the year ended December 31, 2010, increased by ₩8,036,337 million, ₩2,788,430 million, ₩20,626,294 million, and ₩57,043 million, respectively due to the changes in scope of consolidation.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
     Subsidiaries Excluded from the Consolidated Financial Statements in 2010

Investees	Location	Reason
POSCON Co., Ltd.	Pohang	Merged with POSCO ICT Co., Ltd.
POSCO Machinery Co., Ltd.	Gwangyang	Merged with POSCO Plant Engineering Co., Ltd.
Universal Studio Resort Development Co., Ltd.	Seoul	Decrease of percentage of shareholding
Zhangjiagang Posha Steel Port Co., Ltd.	China	Disposal of shares
POSCO E&C (Zhangjiagang) Co., Ltd.	China	Merged with POSCO E&C (Beijing) Co., Ltd.
&TV Communications	U.S.A.	Disposal of shares

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
The Effect from Adjustment of Accounting Policy in Consolidated Subsidiaries

The effects to the financial statements of consolidated subsidiaries resulting from the application of accounting principles and estimates of the controlling company to its subsidiaries as of and for the years ended December 31, 2010 and 2009 are as follows:

	2010
	Net Assets			Net Assets
(In millions of won)	before			after
Investees	Adjustment	Adjustment		Adjustment
POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)	₩ 545,411	₩	(552)	₩ 544,859
POSCO Coated Steel Co., Ltd.	255,063		(54,514)	200,549
POSCO ICT Co., Ltd.	249,207		(37,577)	211,630
POSCO Chemtech Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	234,935		6,618	241,553
Samjung Packing & Aluminum Co., Ltd.	154,274		4,677	158,951
POSCO Power Corp.	841,060		(68,027)	773,033
PHP Co., Ltd.	(20,579)		(26,398)	(46,977)
POSCO Asia Co., Ltd.	33,961		(4,497)	29,464
Zhangjiagang Pohang Stainless Steel Co., Ltd.	633,550		(86,440)	547,110
POSCO Investment Co., Ltd.	93,250		(6,571)	86,679
Qingdao Pohang Stainless Steel Co., Ltd.	117,970		(14,552)	103,418
POSCO-Japan Co., Ltd.	119,096		(5,403)	113,693
POSCO-Vietnam Co., Ltd.	133,803		(7,623)	126,180
POSCO-Mexico Co., Ltd.	94,149		(15,248)	78,901

	2009
	Net Assets		Net Assets
(In millions of won)	before		after
Investees	Adjustment	Adjustment	Adjustment
POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)	475,802	(576)	475,226
POSCON Co., Ltd.	185,718	2,333	188,051
POSCO Coated Steel Co., Ltd.	250,219	(48,974)	201,245
POSCO ICT Co., Ltd.	51,672	(32,970)	18,702
POSCO Asia Co., Ltd.	31,723	(1,453)	30,270
Zhangjiagang Pohang Stainless Steel Co., Ltd.	573,888	(76,220)	497,668
POSCO Investment Co., Ltd.	88,296	(4,601)	83,695
POSCO Chemtech Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	183,082	5,098	188,180
Qingdao Pohang Stainless Steel Co., Ltd.	109,070	(12,441)	96,629
POS-Qingdao Coil Center Co., Ltd.	13,595	(59)	13,536
POSCO-Japan Co., Ltd.	97,213	(4,099)	93,114
Samjung Packing & Aluminum Co., Ltd.	68,616	4,598	73,214
POSCO Power Corp.	615,014	(19,147)	595,867
PHP Co., Ltd.	(5,778)	(27,081)	(32,859)
POSCO-Vietnam Co., Ltd.	213,834	(9,440)	204,394
POSCO-Mexico Co., Ltd.	103,629	(16,172)	87,457

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
2.	Basis of Presenting Consolidated Financial Statements and Summary of Significant Accounting Policies

The Company prepares the consolidated financial statements in accordance with generally accepted accounting principles in the Republic of Korea and applied the same accounting policies that were adopted in the previous year’s consolidated financial statements.

The significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below:

Basis of consolidated financial statements presentation

POSCO and its domestic subsidiaries maintain their accounting records in Korean won and prepare statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been derived and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language consolidated financial statement, but not required for a fair presentation of POSCO and its subsidiaries’ financial position, results of operations or cash flows, is not presented on the accompanying consolidated financial statements.

Cash and cash equivalents

The Company considers short-term deposits with maturities of three months or less on the acquisition date to be cash equivalents. Government grants received before the grants are used for specific purposes from third parties are presented as a reduction of cash and cash equivalents.

Revenue recognition

The Company’s revenue categories consist of goods sold, services rendered, construction contracts and other income. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing Company involvement with the goods.

Revenue from services provided is recognized based on the percentage of completion method when the amount of revenue, the costs incurred, the costs to complete and stage of completion at the end of reporting period can be reliably measured, and it is probable that future economic benefits will flow into the Company.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
Revenue from construction contracts are recognized in proportion to the percentage of completion when the outcome of the contract can be reliably measured. The percentage of completion is assessed by reference to costs incurred for work performed to date to the estimated total contract costs or surveys of work performed. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognized immediately in the consolidated statement of income.

Other income is recognized when the revenue recognition process is completed, the amount of revenue is reliably measured and it is probable that future economic benefits will flow into the Company.

Allowance for doubtful accounts

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection and presented as a deduction from trade accounts and notes receivable.

When the terms of trade accounts and notes receivable (the principal, interest rate or term) are modified, either through a court order, such as a reorganization, or by mutual formal agreement, resulting in a reduction in the present value of the future cash flows due to the Company, the difference between the carrying value of the relevant accounts and notes receivable and the present value of the future cash flows is recognized as bad debt expense.

Inventories

The costs of inventories are determined using the moving-weighted average method while materials-in-transit are determined using the specific identification method. Amounts of inventory are written down to net realizable value due to losses occurring in the normal course of business and the allowance is reported as a contra inventory account, while the related charge is recognized in cost of goods sold. Gains and losses pertaining to physical inventory adjustments are also included in cost of goods sold.

Investments in securities

Upon acquisition, the Company classifies debt and equity securities (excluding investments in investees and joint ventures) into the following categories: held-to-maturity, available-for-sale or trading securities. This classification is reassessed at the end of each reporting period.

Investments in debt securities which the Company has the intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that are acquired principally for the purpose of selling in the short term are classified as trading securities. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
A security is recognized initially at its acquisition cost, which includes the market value of the consideration given and any other transaction costs. After initial recognition, held-to-maturity securities are accounted for at amortized costs in the consolidated statements of financial position and trading and available-for-sale securities are accounted for at their fair values, however, non-marketable securities are accounted for at their acquisition costs if their fair values cannot be reliably estimated. The fair value of marketable securities is determined using quoted market prices as of the period end.

Trading securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of trading securities are included in the consolidated statement of income in the period in which they arise. Available-for-sale securities are subsequently carried at fair value.

Cumulative unrealized gains and losses arising from changes in the fair value of available-for-sale securities are recognized as accumulated other comprehensive income (loss), net of tax, directly in equity. Held-to-maturity investments are carried at amortized cost with interest income and expense recognized in the consolidated statement of income using the effective interest method.

Management reviews investments in securities whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Impairment losses are recognized when the estimated recoverable amounts are less than the carrying amount and it is not obviously evidenced that impairment is unnecessary.

Trading securities are presented as current assets. Available-for-sale securities, which mature within one year from the end of the reporting period or where the likelihood of disposal within one year from the end of the reporting period is probable, are presented as current assets. Held-to-maturity securities, which mature within one year from the end of the reporting period, are presented as current assets.

Equity method investments

Investments in equity securities of companies, over which the Company has the ability to exercises a significant influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments, as adjustments to retained earnings or adjustments to equity in earnings or losses of equity method accounted investees, depending on the nature of the underlying change in the book value of the investee. When the Company’s share of losses in an investee equals or exceeds its interest in the investee, including preferred stock or other long term loans and receivables issued by the investees, the Company does not recognize further losses, unless it has obligations or made payments on behalf of the investees. Gains and losses on transactions between the Company and its investees are eliminated to the extent of the Company’s interest in each investee.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
The excess of the acquisition cost of an investment in an investee over the Company’s share of the fair value of the identifiable net assets acquired is amortized using the straight-line method over its estimated useful life, not exceeding 20 years. When acquisition cost of investments in an investee is less than the Company’s interest on the fair value of the identifiable net assets acquired, such difference is recognized using the straight-line method as a gain over the weighted average period of useful lives of the depreciable and amortizable non-monetary assets. The remainder over the fair value of identifiable non-monetary assets is recognized as a gain in the period of acquisition. Also, the Company’s interest on the difference between fair value and carrying value of identifiable assets and liabilities of an investee, at the time of acquisition, is depreciated or reversed in accordance with accounting policies of related assets or liabilities of an investee.

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the end of the reporting period for assets and liabilities (the exchange rates on the acquisition date for capital accounts), and annual average exchange rates for income and expenses. Cumulated translation gains or losses are included in accumulated other comprehensive income, a component of shareholders’ equity.

The Company’s proportionate unrealized profit arising from sales by the Company to equity method investees, sales by the equity method investees to the Company or sales between equity method investees are eliminated to the extent of the Controlling Company’s ownership.

Natural resources exploration investments

Investment in exploration and development, including the Myanmar mining site, of natural resources such as natural gas and mineral reserves are initially accounted for at cost as part of non-current investment in the statement of financial position. When the reserves are proved to have commercially producible quantities of reserves, the exploration investment account is transferred to mining rights as an intangible asset and is amortized over its expected period of commercial production.

Borrowings that are directly attributable to exploration investments are initially accounted for as part of long-term withholdings. When the reserves are proved to have commercially producible quantities of reserves, the Company transfers such borrowings to long-term debt and recognizes the cumulative interest expense and gain and loss on translation of foreign currency from the date when such borrowings were first obtained up to the date when the reserve were proved. Conversely, in case of a failure in commercial production, the Company deducts such borrowings from the amount of exploration investment and recognizes any remaining balance as a loss in the current period.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
Property, plant and equipment

Property, plant and equipment are stated at cost except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Assets acquired by investment in kind or gift are stated at its fair value.

Depreciation is computed using the straight-line method or declining-balance method over the estimated useful lives of the assets, as follows:

Estimated Useful Lives
Buildings and structures	5 – 60 years
Machinery and equipment	2 – 25 years
Vehicles	2 – 10 years
Tools	2 – 10 years
Furniture and fixtures	2 – 10 years
Capital lease asset (*)	2 – 18 years

(*)	Capital lease asset is depreciated over the shorter of the lease term or the estimated useful lives of the asset
The Company recognizes interest costs and other financial charges on borrowings associated with the production, acquisition, construction or development of property, plant and equipment as an expense in the period in which they are incurred.

Significant additions or improvements extending useful lives of assets are capitalized. Normal maintenance and repairs are charged to expense as incurred.

Management reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the expected estimated undiscounted future net cash flows from the use of the asset and its eventual disposal are less than its carrying amount. However, if the recoverable amount of a tangible asset, for which impairment loss was recognized in prior periods, exceeds its carrying amount in subsequent periods, the amount of impairment loss recognized shall be reversed to the extent of an increased carrying amount of the asset that does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss was recognized in prior periods.

Leases

The Company classifies and accounts for leases as either operating or capital, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as capital leases. All other leases are classified as operating leases.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
Intangible assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization computed using the straight-line method and others over the estimated useful lives as described below.

Estimated Useful Lives
Goodwill	5 – 20 years
Negative goodwill	5 – 10 years
Intellectual property rights	5 – 10 years
Research and development cost (*1)	3 – 10 years
Port facilities usage rights (*2)	1 – 75 years
Long-term electricity supply contract rights (*3)	9 – 15 years
Other intangible assets	2 – 25 years

(*1)	The costs incurred in relation to the development of new products and new technologies, including the development cost of internally used software and related costs, are recognized as development costs only if it is probable that future economic benefits that are attributable to the asset will flow into the entity and the cost of the asset can be measured reliably. The useful life of development costs is based on its estimated useful life, not to exceed 20 years from the date when the asset is available for use.

(*2)	As of December 31, 2010, port facilities usage rights are related to the quay and inventory yard donated by POSCO in April 1987 to the local bureaus of the Maritime Affairs and Fisheries in Gwangyang, Pohang, Pyoungtaek and Masan.

(*3)	The Company recognized the electricity supply contract initially at fair value as an identifiable intangible asset when the Company acquired POSCO Power Corp. The electricity supply contract which was related to the existing agreement of supplying electric power to Korea Electric Power Corporation met the criteria of recognizing identifiable intangible assets at acquisition date.
Management assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the intangible asset is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
Discounts on debentures

Discounts on debentures are amortized over the term of the debenture using the effective interest rate method. Amortization of the discount is recorded as interest expense.

Accrued severance benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the end of the reporting period. POSCO and its domestic subsidiaries have partially funded the accrued severance benefits through group severance insurance and the amounts funded under these insurance deposits are classified as a deduction from the accrued severance benefits liability. The Company made deposits to the National Pension Service in accordance with the National Pension Act of the Republic of Korea. Accordingly, accrued severance benefits in the accompanying consolidated statement of financial position are presented net of this deposit.

Restructuring of receivables

When the difference between the carrying value of receivables and the present value of future cash flows is material arising from variation of the terms of receivables (the principle, interest rate or term), either through a court order, such as a reorganization, or by mutual agreement, future cash flows expected to be earned are valued at their present value using an appropriate discount rate. The present value discounts are recovered using the effective interest rate method and are recognized as interest income.

Foreign currency transactions and translation

Monetary assets and liabilities denominated in foreign currencies are re-measured into Korean won at the exchange rates in effect at the end of the reporting period, and resulting translation gains and losses are recognized in the statement of income.

Derivative financial instruments

All derivative financial instruments are accounted for at their fair value according to the rights and obligations associated with the contracts. The resulting changes in fair value of derivative financial instruments are recognized either in the statement of income or shareholders’ equity, depending on whether the derivative financial instruments qualify as cash flow hedge. The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognized in shareholders’ equity as accumulated other comprehensive income (loss).

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
Fair value hedge accounting is applied to a derivative financial instrument purchased with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

An embedded derivative financial instrument is separated from the host contract and accounted for as a derivative financial instrument when the economic characteristics and risks of the embedded derivative financial instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

Provisions and contingent liabilities

A provision is a liability of uncertain timing or amount and shall be recognized when all of the following conditions are met:

1) An entity has a present obligation (legal or constructive) as a result of a past event;

2) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

3) A reliable estimate can be made of the amount of the obligation

However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, only disclosure regarding the contingent liability is made in the notes to the consolidated financial statements.

Treasury stock

In accordance with the cost method, the acquisition cost of the Company’s treasury stock is recorded as an adjustment to shareholders’ equity. Gain on disposal of treasury stock is recorded as other capital surplus and loss on disposal of treasury stock is first deducted from gain on disposal of treasury stock recorded in other capital surplus, with the remainder as a capital adjustment and then offset against retained earnings in accordance with the order of disposition of deficit.

Sale of receivables

The Company sells or discounts certain amounts of notes receivable to financial institutions and accounts for these transactions as a sale of the receivables if the rights and obligations relating to the receivables sold are substantially transferred to the buyers. The losses from the sale of the receivables are charged to operations as incurred.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
Income tax and deferred income tax

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax is the expected tax payable on the taxable income for the year, using the enacted tax rates.

Deferred income tax is provided using the asset and liability method and is recognized for the future tax consequences attributable to the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of reporting period.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred income tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Use of estimates

Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year. Significant items subject to such estimates and assumptions include useful lives, salvage values and recovery of property, plant and equipment; recoverability of goodwill and intangible assets; valuation allowances for receivables, inventories and realization of deferred income tax assets and fair values of derivatives. Actual results could differ materially from the estimates and assumptions used.

Elimination of the investments of investing company and the shareholders’ equity of the investees

In eliminating the investment of the investing company and the shareholders’ equity of the investee, the portion of the investee’s stockholders’ equity that belongs to non-controlling interest is separately presented. The elimination of the investments of the investing company and the stockholders’ equity of the investees are recorded as of the date of acquisition of controlling interest. The nearest closing date from acquisition of controlling interest is deemed to be acquisition date when acquisition date of interest of subsidiaries is different from closing date of subsidiaries.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
Elimination of inter-company transactions

Inter-company transactions of the company are eliminated and related unrealized inter-company gains and losses are treated as follows:
(a)	Calculation of unrealized gains and losses

Unrealized gains or losses to be eliminated with respect to Company’s inventory, fixed assets and intangible assets are computed based upon average gross profit ratio of the concerned transaction. When the actual gross profit ratio is deemed materially different from the average gross profit ratio, the actual gross profit ratio of the concerned transaction is used.

(b)	Elimination of unrealized gains and losses

Unrealized gains or losses arising from downstream intercompany transactions are fully eliminated and it is attributed to the Company’s investment. Unrealized gains or losses arising from upstream transactions are fully eliminated and it is attributed to the Company’s investment proportionately to the equity interest of the company and non-controlling interest.
Translation of foreign subsidiary’s financial statements

In translation of subsidiary’s financial statements denominated in foreign currencies, the statement of financial position items are translated at the exchange rates in effect at the end of the reporting period (but, historical exchange rates should be used for the equity items) and the profit and loss items are translated at the current year’s average exchange rates. Differences arising in translation should be treated as translation gain or loss from foreign operation and it is proportionately attributed to the company’s equity interest, recorded in accumulated other comprehensive income (loss), and non-controlling interest by equity interest owned. For the cash flow statement items, the beginning cash balances are translated at the exchange rates in effect at the end of the reporting period in prior year, the ending cash balances are translated at the end of the reporting period in current year and the other items are translated at the current year’s average exchange rates. Differences arising when translating the cash flow items are presented as effect of changes in exchange rate on cash and cash equivalents in the face of the consolidated statements of cash flows in translation should be treated as gain or loss on foreign currency translation.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
3.	Cash, Cash Equivalents and Financial Instruments
Cash, cash equivalents and short-term and long-term financial instruments as of December 31, 2010 and 2009 are as follows:

(In millions of won)	Annual Interest Rate (%)	2010		2009
Cash and cash equivalents
Cash on hand and bank deposits	0.00 ~ 3.00	₩	592,588	165,307
Checking accounts	0.00 ~ 1.00		39,874	7,427
Corporate bank deposits	0.20 ~ 5.00		666,854	417,390
Time deposits	2.64 ~ 4.83		571,874	529,564
Time deposits in foreign currency and others	0.00 ~ 3.20		613,449	382,904
Maintained by overseas affiliates	0.00 ~ 13.40		1,115,274	696,578

			3,599,913	2,199,170
Less : Government grants			(1,091)	(2,439)

		₩	3,598,822	2,196,731

Short-term financial instruments
Time deposits	0.50 ~ 4.96	₩	2,476,855	2,962,298
Specified money in trust	—		61,791	71,193
Certificates of deposit	3.01 ~ 4.80		247,600	2,405,500
Others	0.10 ~ 1.40		111,739	342,643
Maintained by overseas affiliates	0.00 ~ 14.00		56,366	38,813

		₩	2,954,351	5,820,447

Long-term financial instruments
Installment accounts	0.50 ~ 5.08	₩	20,748	18,522
Guarantee deposits for opening accounts	0.00 ~ 1.00		96	112
Maintained by overseas affiliates	0.36 ~ 1.44		1,904	—

			22,748	18,634

The financial assets pledged as collateral include short-term financial instruments amounting to ₩28,811 million and ₩22,343 million as of December 31, 2010 and 2009, respectively, in relation to performance guarantee deposits, short-term borrowings, long-term debts and others; short-term financial instruments amounting to ₩14,101 million and ₩10,667 million as of December 31, 2010 and 2009, respectively, in relation to government-appropriated projects; and long-term financial instruments amounting to ₩96 million and ₩112 million as of December 31, 2010 and 2009, respectively, in relation to maintaining deposits for opening checking accounts.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
4.	Trading Securities
Trading securities as of December 31, 2010 and 2009 are as follows:

	2010				2009
(In millions of won)	Acquisition Cost		Fair Value	Book Value	Book Value
Beneficiary certificates and others	₩	182,071	183,953	183,953	505,811
5.	Accounts and Notes Receivable and Others
(a)	Accounts and notes receivable, and their allowance for doubtful accounts and present value discounts as of December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Trade accounts and notes receivable	₩	8,236,522	5,344,442
Less: Allowance for doubtful accounts		(234,596)	(199,318)
Less: Present value discount		(6,277)	(102)

	₩	7,995,649	5,145,022

Other accounts and notes receivable	₩	738,184	470,701
Less: Allowance for doubtful accounts		(53,115)	(23,008)

		685,069	447,693

Long-term trade accounts and notes receivable	₩	17,033	23,142
Less: Allowance for doubtful accounts		(3,982)	(6,250)
Less: Present value discount		(422)	(1,207)

		12,629	15,685

Long-term loans receivable	₩	172,103	125,029
Less: Allowance for doubtful accounts		(31,657)	(21,395)
Less: Present value discount		—	(27)

		140,446	103,607

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(b)	Accounts stated at present value under long-term deferred payment term and others as of December 31, 2010 are as follows:

			Present Value			Discount Rate
(In millions of won)	Face Value		Discount	Book Value	Maturity	(%)
Long-term loans receivable KwangYang Enterprise Co., Ltd.	₩	209	11	198	2012	7.1

	₩	209	11	198

Long-term trade accounts and notes receivable Essar Project (*)	₩	81,173	5,918	75,255	2012	7.9
Others		13,857	780	13,077	2012~2016	5.2~5.9

	₩	95,030	6,698	88,332

(*)	Discount at present value incurred from restructured receivables under work-out plans is presented as allowance for doubtful accounts.
6.	Inventories
Inventories as of December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Finished goods	₩	2,087,784	877,850
By-products		31,034	28,756
Semi-finished goods		2,279,766	1,585,425
Raw materials		2,503,040	1,124,060
Fuel and materials		721,266	566,344
Materials-in-transit		2,212,928	1,036,108
Others		56,314	11,186

		9,892,132	5,229,729
Less: Provision for valuation loss		(88,680)	(76,890)

	₩	9,803,452	5,152,839

Loss on valuation of inventories for the years ended December 31, 2010 and 2009 amounted to ₩88,680 million and ₩76,890 million, respectively.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
7.	Investment Securities
Investment securities, net of current portion, as of December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Available-for-sale securities	₩	6,546,061	5,292,591
Held-to-maturity securities		36,161	91,792
Equity-method investments		2,735,483	827,583

	₩	9,317,705	6,211,966

Available-for-sale Securities
(a)	Available for sale securities as of December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Current portion of available-for-sale securities
Investments in bonds	₩	42,909	35,746

Available-for-sale securities
Marketable equity securities		4,944,184	3,973,531
Non-marketable equity securities		1,547,524	1,174,866
Investments in bonds		8,025	120,048
Equity investments		46,328	24,146

		6,546,061	5,292,591

	₩	6,588,970	5,328,337

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(b)	Investments in marketable equity securities as of December 31, 2010 and 2009 are as follows:

	2010								2009
(In millions of won)	Number of	Ownership	Acquisition		Fair		Book		Book
Company	Shares	(%)	Cost		Value		Value(*1)		Value
SK Telecom Co., Ltd. (*1)	4,452,057	5.51	₩	1,236,858	₩	809,280	₩	809,280	₩ 743,845
Hana Financial Group Inc.	4,663,776	2.20		29,998		201,942		201,942	153,438
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506		654,311		654,311	256,260
Hanil Iron & Steel Co., Ltd.	206,798	10.14		2,413		3,433		3,433	2,575
HI Steel Co., Ltd.	135,357	9.95		1,609		2,132		2,132	1,895
Munbae Steel Co., Ltd.	1,849,380	9.02		3,588		4,133		4,133	5,419
Dong Yang Steel Pipe Co., Ltd.	1,564,250	1.92		3,911		1,893		1,893	1,877
Shinhan Financial Group Inc.	4,369,881	0.92		228,778		231,167		231,167	188,779
SeAH Steel Corp.	610,103	10.17		18,792		31,664		31,664	22,055
Union Steel Co., Ltd.	1,005,000	9.80		40,212		29,095		29,095	22,110
Hanjin Shipping Co., Ltd.	65,132	0.08		2,538		2,508		2,508	1,185
Hanjin Shipping Holdings Co., Ltd.	11,033	0.03		298		203		203	151
KB Financial Group Inc.	13,115,837	3.39		574,524		786,950		786,950	783,015
LG U+ (Formerly, LG Powercom Corporation)	4,452,812	0.86		37,804		31,927		31,927	36,793
OCI Company Ltd.	3,404	—		149		1,123		1,123	744
Korea Semiconductor System Co., Ltd.	281,924	5.25		529		1,073		1,073	671
Aromasoft Corp Co., Ltd.	150,000	1.54		143		156		156	603
i-Components Co., Ltd .	—	—		—		—		—	277
Seoul Semiconductor Co., Ltd.	591,000	1.01		24,999		24,024		24,024	—
Nippon Steel Corporation (*1)	238,352,000	3.50		719,622		972,351		972,351	1,128,734
Thainox Stainless Public Company Limited	1,200,000,000	15.39		42,301		70,724		70,724	67,658
Macarthur Coal Limited	21,215,700	7.25		420,805		314,446		314,446	249,431
PT.Krakatau Steel	236,625,000	1.50		25,385		35,948		35,948	—
Murchison Metals Ltd.	60,567,000	13.91		53,120		89,164		89,164	132,139
Cockatoo Coal Ltd.	134,807,307	13.27		59,644		82,731		82,731	33,389
Sandfire Resources NL	23,696,338	16.68		43,250		222,526		222,526	73,598
Jupiter Mines Limited (*2)	327,210,775	20.28		77,694		287,952		287,952	9,531
Silicon Motion Technology Corp.	136,925	0.42		3,052		663		663	545
FuelCell Energy, Inc.	10,786,418	9.55		57,156		28,378		28,378	47,354
Others	—	—		34,534		22,287		22,287	9,460

			₩	4,087,212	₩	4,944,184	₩	4,944,184	₩ 3,973,531

(*1)	Certain portion of those investments has been pledged as collateral. (note 11)

(*2)	This investment was not accounted for using the equity method since the percentage of its shares temporarily exceeded 20% in the process of changing shareholders.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(c)	Investments in non-marketable equity securities as of December 31, 2010 and 2009 are as follows:

	2010						2009
(In millions of won)	Number of	Ownership	Acquisition		Book		Book
Company	Shares	(%)	Cost		Value		Value
Dongbu Metal Co., Ltd.	3,000,000	10.00	₩	98,242	₩	98,242	₩ —
Busan Gimhae Light Rail Transit Co., Ltd. (*1,2)	9,160,000	25.00		45,800		75,405	76,294
Korea Delphai Automotive Systems Corporation (*1)	1,835,520	7.70		9,178		45,431	50,805
TK Chemical Corporation (*1)	8,000,000	10.00		14,818		38,496	14,818
Sinbundang Railroad Co., Ltd. (*1)	2,061,000	5.00		10,305		17,655	17,500
Seoul Metro Line9 Corpation	4,090,985	12.25		20,455		20,455	30,444
U-Space Co., Ltd.	140,000	10.00		14,000		14,000	14,000
POSFINE Co., Ltd. (*3)	2,700,000	70.00		13,500		13,500	6,750
Dream Hub PFV Co., Ltd.	2,400,000	1.20		12,000		12,000	12,000
ENK Co., Ltd.	500,000	8.40		10,000		10,000	10,000
Busan E&E Co., Ltd. (*3)	1,917,300	70.00		9,587		9,587	—
SAMWON STEEL Co., Ltd	1,786,000	19.00		8,930		8,930	8,930
Eco-Town	1,596,000	19.00		7,980		7,980	7,980
Gunsan SFC Co., Ltd. (*3)	300,000	100.00		15,036		14,854	—
Poongsan Special Metal Corporation	315,790	5.00		7,657		7,657	7,657
POS Eco Housing (*3)	1,178,651	85.25		5,893		5,893	5,893
Nacional Minerios S.A. (*1)	30,784,625	6.48		668,635		534,734	535,357
The siam united steel (*1)	11,071,000	12.30		34,658		69,013	65,135
Minas de Revuboe Ltd. (*4)	—	7.80		21,548		21,548	21,548
POSCO-CYPC (*3,4)	—	100		16,100		16,100	—
ACM Corporation	132	10.20		8,097		8,097	8,097
Asia Special Steel Co., Ltd.	27	18.00		7,781		7,781	4,063
Hume Coal Pty Ltd. (*3,4)	—	70.00		58,116		58,116	—
Elkview mine (*4)	—	2.50		33,659		33,659	32,723
POSCO-URUGUAY S.A. (*3)	98,261,497	98.00		5,874		5,874	—
POSCO SS-VINA Co., Ltd. (*3,4)	—	100.00		41,277		39,514	—
POSCO AAPC LLC (*4)	—	68.00		10,284		10,284	—
POSCO Maharashtra Steel Private Limited (*5)	—	—		—		—	63,872
Others	—	—		446,145		342,719	181,000

			₩	1,655,555	₩	1,547,524	₩ 1,174,866

(*1)	The fair values of those investments were based on the valuation report of a public rating services company. Other non-marketable investments are recorded at cost since fair value cannot be reliably measured.

(*2)	This investment was not accounted for using the equity method since it is established pursuant to Private Finance Law related to social infrastructure capital and the Company does not have ability to exercise significant influence on the investee.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(*3)	Those investments were not accounted for using the equity method as their total assets are less than ₩10 billion as of December 31, 2009 and they are also small-sized entities or in the middle of establishment as of December 31, 2010.

(*4)	No shares have been issued in accordance with the local laws or regulations.

(*5)	This investment was reclassified to equity-method investments from available-for-sale securities since its total assets are greater than ₩10 billion as of December 31, 2009.
(d)	Available-for-sale securities are stated at fair value, and the difference between the acquisition cost and fair value is accounted for in accumulated other comprehensive income. The movements of such differences for the years ended December 31, 2010 and 2009 are as follows:

	2010						2009
(In millions of won)	Beginning		Increase		Ending		Beginning		Increase		Ending
Company	Balance		(Decrease)		Balance		Balance		(Decrease)		Balance
SK Telecom Co., Ltd.	₩	(373,374)	₩	39,862	₩	(333,512)	₩	(247,137)	₩	(126,237)	₩	(373,374)
Hana Financial Group Inc.		96,283		37,833		134,116		47,537		48,746		96,283
Hyundai Heavy Industries Co., Ltd.		(68,052)		310,480		242,428		(38,098)		(29,954)		(68,052)
Hanil Iron & Steel Co., Ltd.		(46)		842		796		(809)		763		(46)
HI Steel Co., Ltd.		223		185		408		123		100		223
Munbae Steel Co., Ltd.		1,258		(832)		426		90		1,168		1,258
Dong Yang Steel Pipe Co., Ltd.		(1,586)		12		(1,574)		(1,958)		372		(1,586)
Korea Line Corp.		—		—		—		4,898		(4,898)		—
Shinhan Financial Group Inc.		(31,199)		33,062		1,863		(82,790)		51,591		(31,199)
SeAH Steel Corp.		2,545		7,495		10,040		3,664		(1,119)		2,545
Union Steel Co., Ltd.		(14,119)		5,447		(8,672)		(20,077)		5,958		(14,119)
Hanjin Shipping Co., Ltd.		(1,036)		1,012		(24)		(1,105)		69		(1,036)
Hanjin Shipping Holdings Co., Ltd.		10		(83)		(73)		—		10		10
KB Financial Group Inc.		162,624		3,068		165,692		(13,843)		176,467		162,624
LG U+ (Formerly, LG Powercom Corporation)		—		(2,751)		(2,751)		(161,460)		161,460		—
Nippon Steel Corporation		319,107		(121,979)		197,128		190,214		128,893		319,107
Thainox Stainless Public Company Limited		19,779		2,391		22,170		(1,562)		21,341		19,779
Macarthur Coal Limited		(58,179)		50,711		(7,468)		(209,113)		150,934		(58,179)
The Siam United Steel		23,771		3,026		26,797		18,493		5,278		23,771
Nacional Minerios S.A.		(103,957)		(485)		(104,442)		—		(103,957)		(103,957)
Sandfire Resources NL		39,643		121,668		161,311		(4,450)		44,093		39,643
Others		73,758		54,024		127,782		21,824		51,934		73,758

	₩	87,453	₩	544,988	₩	632,441	₩	(495,559)	₩	583,012	₩	87,453

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(e)	Investments in bonds as of December 31, 2010 and 2009 are as follows:

	2010					2009
(In millions of won)	Maturity	Acquisition Cost		Book Value		Book Value
Government bonds	Less than 1 year	₩	537	₩	537	₩	568
	1 – 5 years		607		607		4,414
Corporate debt securities	Less than 1 year		38,081		42,371		35,178
	1 – 5 years		7,550		6,550		115,634
	Over than 5 years		861		869		—

			47,636		50,934		155,794
Less: Current portion			(38,619)		(42,909)		(35,746)

		₩	9,017	₩	8,025	₩	120,048

(f)	Equity investments as of December 31, 2010 and 2009 are as follows:

	2010				2009
(In millions of won)	Acquisition Cost		Book Value		Book Value
Construction Guarantee	₩	16,268	₩	19,127	₩	17,876
Others		39,311		27,201		6,270

	₩	55,579	₩	46,328	₩	24,146

Held-to-maturity Securities
(a)	Held-to-maturity securities as of December 31, 2010 and 2009 are as follows:

	2010					2009
		Acquisition		Book		Book
(In millions of won)	Maturity	Cost		Value		Value
Current portion of held-to-maturity securities
Government bonds (*)	Less than 1 year	₩	3,679	₩	3,657	₩ 20,717

Held-to-maturity securities
Government bonds (*)	1 – 5 years		36,194		36,024	91,792
	5 – 10 years		137		137	—

			36,331		36,161	91,792

		₩	40,010	₩	39,818	₩ 112,509

(*)	Certain portion of the government bonds has been pledged as collateral for the consolidated subsidiaries. (note 11)

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
Equity-method Investments
(a)	Equity-method investments as of December 31, 2010 and 2009 are as follows:

	2010								2009
(In millions of won)	Number of		Acquisition		Net Asset		Book		Book
Investees (*1)	Shares	Ownership (%)	Cost		Value		Value		Value
eNtoB Corporation (*2)	—	—	₩	—	₩	—	₩	—	₩ 7,696
Midas IT Co., Ltd.	866,190	25.46		433		9,654		9,633	8,304
Songdo New City Development Inc. (*3)	1,332,344	29.90		6,674		(39,759)		—	—
Gale International Korea Inc.	85,306	29.90		427		11,540		11,540	7,917
SNNC Co., Ltd.	18,130,000	49.00		90,650		168,208		145,539	93,263
Chungju Enterprise City	2,008,000	25.10		10,040		10,515		10,515	5,383
Taegisan Wind Power Corporation	2,500,000	50.00		12,500		7,244		5,836	10,955
Cheongna International Business Town Co., Ltd. (*4)	1,151,960	18.58		45,651		35,437		36,050	2,159
Garolim Tidal Power Plant Co., Ltd.	2,322,999	32.13		11,615		10,881		10,881	11,041
Posco E&C Songdo International Building (*3)	98,000	49.00		490		(6,089)		—	—
Kyobo Life Insurance Co., Ltd. (*5)	4,920,000	24.00		1,266,900		1,092,853		1,302,989	—
KOBRASCO	2,010,719,185	50.00		32,950		142,615		142,615	98,943
USS-POSCO Industries (UPI) (*6)	—	50.00		254,649		38,789		31,007	45,961
Poschrome (Proprietary) Limited	43,350	50.00		19,859		34,459		28,975	13,481
POSCO Bio Ventures L.P. (*2)	—	—		—		—		—	30,439
CAML Resources Pty. Ltd.	3,239	33.40		40,388		48,437		54,155	30,237
Nickel Mining Company SAS	3,234,698	49.00		157,585		210,914		178,866	190,149
Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd. (*7)	—	—		—		—		—	9,899
An Khanh New City Development Joint-Ventured Company Ltd. (*6)	—	50.00		20,429		2,109		2,109	12,643
United Spiral Pipe, LLC (USP) (*6)	—	35.00		37,450		18,031		17,908	23,984
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd. (*6)	—	34.00		9,517		19,963		16,826	15,592
BX STEEL POSCO Cold Rolled Sheet Co., Ltd. (*6)	—	25.00		61,961		81,891		86,122	63,667
Eureka Moly LLC (*6)	—	20.00		121,209		25,048		109,177	113,105
POS-GSFC LLC (*6)	—	44.40		15,520		4,480		11,609	—
NCR LLC (*6)	—	20.00		23,744		2,831		23,931	—
AMCI (WA) Pty. Ltd.	194,772,025	49.00		213,446		(9,752)		199,881	—
Myanmar Korea Timber International Ltd. (*3,5)	270	45.00		—		(947)		—	—
KOREA LNG Ltd. (*5)	2,400	20.00		137,993		2,753		137,706	—
DMSA, AMSA (*5,8)	—	4.00		100,770		54,850		100,662	—
Others				60,099		69,126		60,951	32,765

			₩	2,752,949	₩	2,046,081	₩	2,735,483	₩ 827,583

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(*1)	Due to the difference in the closing schedule of December 31, 2010, the equity method of accounting is applied based on the most recent financial information available, which has not been audited or reviewed.

(*2)	These subsidiaries are newly consolidated due to additional acquisition of shares, and others.

(*3)	The equity method of accounting has been suspended for investment in Songdo New City Development Inc., PSIB Co., Ltd. and Myanmar Korea Timber International Ltd. as the Company’s net investments have been reduced to zero. Unrecorded changes in equity interests in these investments in 2010 amounted to ₩9,717 million and the accumulated unrecorded changes in equity interest prior to 2010 amounted to ₩75,689 million which ₩31,097 is accounted as loss in the current year.

(*4)	Those investments were accounted for using the equity method because it has more than 40% of voting rights of the investee to exercise significant influence on the investees and its percentage of shares has increased to 18.58%, according to the option contracts with foreign investors.

(*5)	These subsidiaries are newly included in equity method investments as a result of acquisition of Daewoo International Corporation.

(*6)	No shares have been issued in accordance with the local laws or regulations.

(*7)	All of its shares are sold during the current year.

(*8)	Although the Company owns less than 20% equity interest in these investees, these investments were accounted for using the equity method because they are under joint control.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(b)	The movements of equity method investments as of and for the years ended December 31, 2010 and 2009 are as follows:

	Dec. 31	Equity method	Other	Dec. 31	Equity method	Other	Dec. 31
(In millions of won)	2008	Profits	Increase	2009	Profits	Increase	2010
Investees	Balance	(Losses)	(Decrease) (*)	Balance	(Losses)	(Decrease) (*)	Balance
eNtoB Corporation	₩ 7,519	₩ 418	₩ (241)	₩ 7,696	₩ 333	₩ (8,029)	₩ —
Midas IT Co., Ltd.	6,926	1,229	149	8,304	1,329	—	9,633
Gale International Korea Inc.	6,983	5,038	(4,104)	7,917	3,623	—	11,540
SNNC Co., Ltd.	59,020	34,244	(1)	93,263	64,967	(12,691)	145,539
Chungju Enterprise City	7,686	(2,303)	—	5,383	5,132	—	10,515
Taegisan Wind Power Corporation	5,273	(3,722)	9,404	10,955	(5,119)	—	5,836
Cheongna International Business Town Co., Ltd.	3,354	(1,212)	17	2,159	(7,850)	41,741	36,050
Garolim Tidal Power Plant Co., Ltd.	—	(208)	11,249	11,041	(160)	—	10,881
Kyobo Life Insurance Co., Ltd	—	—	—	—	174,879	1,128,110	1,302,989
KOBRASCO	57,656	25,611	15,676	98,943	51,378	(7,706)	142,615
USS-POSCO Industries (UPI)	51,330	(18,530)	13,161	45,961	(9,165)	(5,789)	31,007
Poschrome (Proprietary) Limited	5,004	6,237	2,240	13,481	361	15,133	28,975
POSCO Bio Ventures L.P.	39,584	(5,037)	(4,108)	30,439	—	(30,439)	—
CAML Resources Pty. Ltd.	31,959	(6,561)	4,839	30,237	13,673	10,245	54,155
Nickel Mining Company SAS	220,553	(3,634)	(26,770)	190,149	7,744	(19,027)	178,866
Hubei Huaerliang POSCO Silicon Science & Technology Co., Ltd.	10,552	122	(775)	9,899	(852)	(9,047)	—
An Khanh New City Development Joint-Ventured Company Ltd.	21,184	(6,509)	(2,032)	12,643	(10,475)	(59)	2,109
United Spiral Pipe LLC (USP)	32,260	(5,523)	(2,753)	23,984	(13,662)	7,586	17,908
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.	16,944	(159)	(1,193)	15,592	1,146	88	16,826
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	90,776	(23,086)	(4,023)	63,667	21,739	716	86,122
Eureka Moly LLC	121,209	(305)	(7,799)	113,105	(1,165)	(2,763)	109,177
POS-GSFC LLC	—	(1,931)	1,931	—	(2,796)	14,405	11,609
NCR LLC	—	—	—	—	(40)	23,971	23,931
AMCI (WA) Pty. Ltd.	—	—	—	—	(12,459)	212,340	199,881
Myanmar Korea Timber International	—	—	—	—	(1,538)	1,538	—
KOREA LNG Ltd.	—	—	—	—	15,463	122,243	137,706
DMSA, AMSA	—	—	—	—	(220)	100,882	100,662
Others	36,764	(1,059)	(2,940)	32,765	7,112	21,074	60,951

	₩ 832,536	₩ (6,880)	₩ 1,927	₩ 827,583	₩ 303,378	₩ 1,604,522	₩ 2,735,483

(*)	Other increase or decrease represents the changes in investment securities due to acquisitions, disposals, dividends received, changes in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(c)	Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investees for the years ended December 31, 2010 and 2009 are as follows:

	Dec. 31					Dec. 31					Dec. 31
(In millions of won)	2008	Increase				2009	Increase				2010
Investee	Balance	(Decrease)		Amortization		Balance	(Decrease)		Amortization		Balance
eNtoB Corporation	₩ 696	₩	—	₩	(183)	₩ 513	₩	(513)	₩	—	₩ —
SNNC Co., Ltd.	146		—		(42)	104		1		(42)	63
CAML Resources Pty. Ltd.	7,751		—		(5,764)	1,987		—		(1,987)	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	9,577		—		(2,673)	6,904		1		(2,673)	4,232
POS-GSFC LLC	—		1,015		(1,015)	—		8,545		(1,481)	7,064
AMCI (WA) Pty. Ltd.	—		—		—	—		209,634		—	209,634
Others	1,138		667		(956)	849		(282)		(407)	160

	₩ 19,308	₩	1,682	₩	(10,633)	₩ 10,357	₩	217,386	₩	(6,590)	₩ 221,153

(d)	Details on the elimination of unrealized gain or loss from inter-company transactions for the years ended December 31, 2010 and 2009 are as follows:

	2010					2009
			Property, Plant					Property, Plant
			and Equipment					and Equipment
(In millions of won)			and Intangible					and Intangible
Investee	Inventories		Assets	Total		Inventories		Assets	Total
eNtoB Corporation	₩	—	₩ —	₩	—	₩	368	₩ 4	₩	372
Midas IT Co., Ltd.		—	5		5		—	(8)		(8)
SNNC Co., Ltd.		(13,602)	1,115		(12,487)		(11,686)	1,195		(10,491)
POSCO E&C Songdo International Building		9,556	—		9,556		4,742	—		4,742
KOBRASCO		—	—		—		14,090	—		14,090
USS-POSCO Industries		(1,311)	—		(1,311)		2,368	—		2,368
Poscrome (Proprietary) Limited		(1,145)	—		(1,145)		9,279	—		9,279
Nickel Mining Company SAS		(4,825)	—		(4,825)		4,935	—		4,935
United Spiral Pipe LLC		(110)	—		(110)		(14)	—		(14)
Zhongyue POSCO(Qinhuangdau)		(802)	—		(802)		(210)	—		(210)
POS-GSFC LLC		(7)	—		(7)		—	—		—
Myanmar Korea Timber International Ltd.		(9)	—		(9)		—	—		—
Others		(960)	1,411		451		(5,943)	3		(5,940)

		(13,215)	2,531		(10,684)		17,929	1,194		19,123

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(e)	Summary of financial information on equity-method investees as of and for the year ended December 31, 2010 is as follows:

(In millions of won)							Net Income
Investee	Total Assets		Total Liabilities		Sales		(Loss)
SNNC Co., Ltd.	₩	648,682	₩	305,401	₩	519,871	₩ 149,246
Garolim Tidal Power Plant Co., Ltd.		35,340		1,473		—	(561)
Taegisan Wind Power Corporation		81,051		66,563		9,168	(4,088)
Midas IT Co., Ltd.		61,350		23,434		40,810	5,792
Gale International Korea Inc.		59,564		20,970		36,651	12,224
Chungju Enterprise City		254,767		212,874		79,891	20,541
Cheongna International Business Town Co., Ltd.		456,044		265,318		—	(241)
POSCO E&C Songdo International Building		367,396		379,823		9,472	(12,074)
Songdo New City Development Inc.		2,929,925		3,062,899		748,068	81,960
Kyobo life insurance Co., Ltd.		57,322,654		52,769,099		12,053,412	758,781
Nickel Mining Company SAS		527,296		96,859		176,775	23,484
Eureka Moly LLC		207,968		82,728		—	(5,825)
KOBRASCO		351,211		65,981		131,859	89,254
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,003,494		675,931		1,421,734	97,645
USS-POSCO Industries		459,290		381,712		1,018,389	(15,709)
CAML Resources Pty. Ltd.		210,319		65,298		265,014	46,970
United Spiral Pipe LLC		177,697		126,179		20,745	(38,719)
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.		150,510		91,795		165,117	5,811
Poschrome (Proprietary) Limited		76,611		7,693		69,126	6,306
An Khanh New City Development Joint-Ventured Company Ltd.		194,004		189,787		—	(14,122)
POS-GSFC LLC		50,132		40,041		27,691	(1,837)
NCR LLC		14,379		226		—	(201)
AMCI (WA) Pty Ltd.		11,521		31,424		—	19,754
Myanmar Korea Timber International Ltd.		9,032		11,136		10,665	(613)
KOREA LNG Ltd.		13,850		87		79,030	77,315
DMSA, AMSA		5,301,319		3,930,064		—	(3,857)
Others		438,844		262,708		1,053,549	22,039

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
8.	Natural Resources Exploration Investments
As of December 31, 2010, investments in exploration and development, including the Myanmar mining site, of natural resources such as natural gas and mineral reserves are as follows:

(In millions of won)	Book Value
Myanmar A-1 Mining	624,708
Myanmar A-3 Mining	338,685
Australia Narrabri and others	116,221
Myanmar AD-7 Mining	44,499
Uzbekistan 35/36 Mining	25,349
Russia West Kamchatka Mining	9,573
Others	4,980

1,164,015

In relation to the above investments, borrowings from Korea National Oil Corporation and others amounting to ₩153,945 million (USD145 million) are accounted as other long-term liabilities.
9.	Property, Plant and Equipment
(a)	Property, plant and equipment as of December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Buildings and structures	₩	10,466,444	8,511,720
Machinery and equipment		35,998,538	31,538,967
Vehicles		282,535	228,082
Tools		295,087	419,818
Furniture and fixtures		408,279	314,052
Capital lease assets		62,634	31,830

		47,513,517	41,044,469
Less: Accumulated depreciation		(28,083,031)	(25,664,723)
Less: Accumulated impairment loss		(130,563)	(156)
Less: Government grants		(4,640)	(1,605)

		19,295,283	15,377,985

Land		2,470,423	2,142,621
Construction-in-progress		3,937,242	4,319,179
Less: Accumulated impairment loss		(3,799)

	₩	25,699,149	21,839,785

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
The value of land based on the posted price issued by the Minister of Construction and Transportation amounted to ₩5,045,356 million and ₩4,358,124 million as of December 31, 2010 and 2009, respectively.

As of December 31, 2010 and 2009, property, plant and equipment are insured against fire and other casualty losses for up to ₩22,031,048 million and ₩16,946,755 million, respectively. In addition, the Company carries general insurance for vehicles and accident compensation insurance for its employees.

In accordance with the Asset Revaluation Law, POSCO and certain subsidiaries revalued a substantial portion of their property, plant and equipment, and increased the related amount of assets by ₩3,942 billion as of December 31, 2000, the latest revaluation date. The revaluation surplus amounting to ₩3,225 billion, net of related tax and transfers to capital stock, was credited to capital surplus, a component of shareholders’ equity.
(b) The changes in the carrying value of property, plant and equipment for the years ended December 31, 2010 and 2009, are as follows:

	Beginning										Consolidation		Ending
(In millions of won)	Balance		Acquisition (*1)		Disposal		Depreciation (*2)		Others (*3)		Adjustments		Balance
Land	₩	2,142,621	₩	221,158	₩	(65,568)	₩	—	₩	199,357	₩	(30,945)	₩	2,466,623
Buildings		3,429,518		1,095,756		(115,236)		(294,081)		418,681		(90,313)		4,444,325
Structures		1,648,110		650,930		(36,982)		(144,924)		73,794		(71,552)		2,119,376
Machinery and equipment		10,071,348		4,543,685		(37,947)		(2,286,476)		360,047		(224,618)		12,426,039
Vehicles		51,065		23,140		(5,077)		(18,809)		15,406		(1,583)		64,142
Tools		68,355		46,401		(2,616)		(29,135)		(7,529)		(33)		75,443
Furniture and fixtures		86,024		76,389		(5,880)		(40,639)		14,030		(7,040)		122,884
Financial Lease assets		23,565		32,982		(573)		(11,864)		(1,035)		—		43,075
Construction-in-progress		4,319,179		5,591,920		(61,120)		—		(6,249,019)		336,282		3,937,242

	₩	21,839,785	₩	12,282,361	₩	(330,999)	₩	(2,825,928)	₩	(5,176,268)	₩	(89,802)	₩	25,699,149

(*1)	Includes assets transferred from construction-in-progress.

(*2)	Includes depreciation expenses of idle property.

(*3)	Includes foreign currency translation adjustments, asset transfers and adjustments resulting from the effect of changes in the scope of consolidation and others.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Beginning										Consolidation		Ending
(In millions of won)	Balance		Acquisition		Disposal		Depreciation		Others		Adjustments		Balance
Land	₩	1,861,451	₩	153,118	₩	(26,083)	₩	—	₩	160,305	₩	(6,170)	₩	2,142,621
Buildings		2,855,902		876,087		(43,536)		(245,517)		155,786		(169,204)		3,429,518
Structures		1,590,231		196,500		(10,773)		(150,340)		99,480		(76,988)		1,648,110
Machinery and equipment		8,635,599		3,332,801		(165,204)		(2,005,954)		813,289		(539,183)		10,071,348
Vehicles		33,923		56,976		(23,383)		(17,294)		1,323		(480)		51,065
Tools		94,396		38,580		(2,180)		(33,519)		(28,490)		(432)		68,355
Furniture and fixtures		90,034		36,342		(2,305)		(37,445)		3,682		(4,284)		86,024
Financial Lease assets		10,579		3,410		(10)		(6,840)		16,426		—		23,565
Construction-in-progress		2,896,984		5,587,395		(32,049)		—		(3,788,448)		(344,703)		4,319,179

	₩	18,069,099	₩	10,281,209	₩	(305,523)	₩	(2,496,909)	₩	(2,566,647)	₩	(1,141,444)	₩	21,839,785

(c)	The Company entered into a capital lease contract with Ilshin Shipping Co., Ltd. for a Ro-Ro (roll-on roll-off) ship for the exclusive use of transporting plates and others. As of December 31, 2010, future minimum lease payments under such a capital lease are as follows:

	Minimum
(In millions of won)	Lease Payments
Less 1 year	₩	14,914
1 ~5 years		19,627
Over 5 years		4,138

	₩	38,679

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
10.	Intangible Assets
(a)	Intangible assets, net of accumulated amortization, as of December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Goodwill	₩	1,465,674	272,092
Negative goodwill		(9,819)	(10,352)
Intellectual property rights		144,614	51,994
Research and development costs, net of government grants		92,865	48,496
Port facilities usage rights		107,240	99,552
Long-term electricity supply contract rights		41,795	48,483
Others (*1)		1,319,083	119,704

	₩	3,161,452	629,969

(*1)	Other intangible assets include appraisal differences of ₩927,080 million related to customer relationships when acquiring Daewoo International and ₩178,376 million related to technical skills, customer relationships and new contracts remaining during acquisition of Sungjin Geotech Co., Ltd.
(b)	The changes in the carrying value of intangible assets for the year ended December 31, 2010 and 2009 are as follows:

	For the year ended December 31, 2010
	Beginning						Recovery				Consolidation		Ending
(In millions of won)	Balance		Acquisition		Disposal		(Amortization)		Others (*1)		Adjustments		Balance
Goodwill	₩	272,092	₩	1,267,818	₩	—	₩	(68,460)	₩	(5,776)	₩	—	₩	1,465,674
Negative goodwill		(10,352)		(2,133)		—		98		2,568		—		(9,819)
Intellectual property rights		51,994		8,496		(2,322)		(2,419)		10,331		78,534		144,614
Research and development costs, net of government grants (*2)		48,496		27,202		(11,392)		(16,211)		55,225		(10,455)		92,865
Port facilities usage rights		99,552		28,165		—		(15,626)		—		(4,851)		107,240
Long-term electricity supply contract rights		48,483		—		—		(6,688)		—		—		41,795
Others		119,704		121,365		(1,470)		(98,642)		51,266		1,126,860		1,319,083

	₩	629,969	₩	1,450,913	₩	(15,184)	₩	(207,948)	₩	113,614	₩	1,190,088	₩	3,161,452

(*1)	Includes transfers of an asset, adjustments arising from foreign currency translations and changes in consolidation scope, and others.

(*2)	The Company has capitalized certain costs related to the ERP system and production innovation as other intangible assets.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	For the year ended December 31, 2009
	Beginning						Recovery				Consolidation		Ending
(In millions of won)	Balance		Acquisition		Disposal		(Amortization)		Others		Adjustments		Balance
Goodwill	₩	270,842	₩	39,527	₩	—	₩	(38,353)	₩	76	₩	—	₩	272,092
Negative goodwill		(575)		(11,468)		—		1,766		(75)		—		(10,352)
Intellectual property rights		18,266		40,917		(2,420)		(5,340)		571		—		51,994
Research and development costs, net of government grants		82,221		37,013		(8,535)		(14,302)		(47,689)		(212)		48,496
Port facilities usage rights		116,078		1,680		—		(18,090)		—		(116)		99,552
Long-term electricity supply contract rights		55,170		—		—		(6,687)		—		—		48,483
Others		181,765		29,113		(1,518)		(70,661)		(14,436)		(4,559)		119,704

	₩	723,767	₩	136,782	₩	(12,473)	₩	(151,667)	₩	(61,553)	₩	(4,887)	₩	629,969

(c)	The amortization expenses for the years ended December 31, 2010 and 2009 were allocated as follows:

(In millions of won)	2010		2009
Cost of goods sold	₩	45,762	72,028
Selling and administrative expenses		162,186	79,639

	₩	207,948	151,667

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(d)	Details of significant goodwill are as follows:

						Remaining
(In millions of won)	Description	2010		2009		Useful Life
Goodwill	Excess investment amount over fair value in Daewoo International Corporation	₩	1,145,477	₩	—	19 years
	Excess investment amount over fair value in Posco Power Corp.		—		26,471	—
	Excess investment amount over fair value in Daewoo Engineering Company		187,699		198,580	17 years
	Excess investment amount over fair value in Sungjin Geotec Co., Ltd.		78,742		—	4 years
	Excess investment amount over fair value in POSCO VST Co., Ltd.		29,036		36,955	4 years

			1,440,954		262,006

(e)	Research and development costs incurred for the years ended December 31, 2010 and 2009 were ₩537,025 million and ₩452,589 million, respectively. Research and development costs amounting to ₩395,238 million and ₩368,207 million were classified to cost of goods sold, while ₩141,787 million and ₩84,382 million were classified to selling and administrative expenses for the years ended December 31, 2010 and 2009, respectively.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
11.	Pledged Assets
(a)	Details of assets pledged as collateral for short-term borrowings and long-term debts, as well as for performance guarantee, as of December 31, 2010 and 2009 are as follows:

(In millions of won)	Beneficiaries	2010		2009
Inventories	The Export-Import Bank of Korea	₩	27,000	—
Land	Mizuho Bank and others		223,873	220,732
Buildings and structures	Korea Development Bank and others		65,820	105,465
Machinery and equipment	Kookmin Bank and others		159,549	387,828
Short-term financial instruments	Korea Development Bank and others		900	2,000
Trade accounts and notes receivable	Mizuho Bank and others		41,711	53,898
Available-for-sale securities (*1)	Exchangeable bond holder and others		973,797	1,233,523
Held-to-maturity securities (*2)	Gyeongsangbuk-do provincial office		31,908	31,675
Equity method investments	Related creditors		410,203	15,793

		₩	1,934,761	2,050,914

(*1)	As of December 31, 2010, 2,110,486 shares, equivalent to 18,994,379 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued (note 14) and 103,951,000 shares of Nippon Steel Corporation have been pledged as collateral for the 1st samuri bonds issued.

(*2)	As of December 31, 2010, government bonds and bonds issued by Seoul Metropolitan Rapid Transit Corp., amounting to ₩29,830 million and ₩1,978 million, respectively, were provided as collateral to the Gyeongsangbuk-do Provincial Office as guarantee for environmental remediation of POSCO No. 4 disposal site.
(b)	Details of loans from foreign financial institutions guaranteed by Korea Development Bank as of December 31, 2010 and 2009 are as follows:

	2010			2009
(In millions of won)	Foreign		Won	Foreign		Won
Financial institution	Currency		Equivalent	Currency		Equivalent
Korea Development Bank	EUR	3,327,892	₩ 5,037	EUR	3,964,242	₩ 6,637
(c)	As of December 31, 2010, POSCO and its subsidiaries were provided with guarantees amounting to ₩1,593,649 million from Korea Exchange Bank and others for their contract commitments.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
12.	Other Assets
Other assets as of December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Other current assets
Short-term loans receivable	₩	282,206	163,932
Accrued income		51,600	64,370
Prepaid expenses		65,339	45,140
Others		221,440	76,233

		620,585	349,675
Less: Allowance for doubtful accounts		(58,150)	(33,286)

	₩	562,435	316,389

Other long-term assets
Other investment assets	₩	767,274	513,878
Less: Allowance for doubtful accounts		(3,957)	(1,636)

	₩	763,317	512,242

13.	Short-term Borrowings and Current Portion of Long-term Debt
(a)	Short-term borrowings as of December 31, 2010 and 2009 are as follows:

(In millions of won)	Annual Interest
Financial Institutions	Rate (%)	2010				2009
Won currency borrowings
The Export-Import Bank of Korea and others	0.99 ~ 7.61	KRW	626,710	₩	626,710	733,867	₩	733,867

Foreign currency borrowings
Bank of America	0.50 ~ 1.80	USD	163,126,018		213,295	87,641,601		104,833
		CNY	159,484,354			14,629,409
Shinhan Bank and others	0.71 ~ 17.00	USD	3,241,259,377		4,998,365	1,192,237,238		2,387,101
		JPY	46,424,820,531			40,030,261,210
		CNY	2,031,945,272			1,876,379,123
		MYR	229,446,223			171,400,734
		VND	875,990,790,739			252,735,770,675
		AUD	102,604,949			50,000,000
		THB	820,000,000			1,170,000,000
		MMK	400,000,000			1,184,424,000
		NTD	85,814,000			40,000,000
		EUR	1,562,970			—
		PLN	8,068			—
		INR	312,328,428			—

					5,211,660			2,491,934

				₩	5,838,370		₩	3,225,801

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(b)	Current portion of long-term debt as of December 31, 2010 and 2009 are as follows:

(In millions of won)	Annual Interest
Financial Institutions	Rate (%)	2010				2009
Debentures
Domestic and foreign debentures	1.55 ~ 7.51	KRW	1,180,000	₩	2,941,300	212,000	317,084
		USD	543,100,000			90,000,000
		JPY	79,000,000,000			—

Less: Discount on debentures issued					(58,930)		(219)
Add: Premium on deventure redemption					42,024		—

					2,924,394		316,865

Won currency borrowings
National Agricutural Cooperative Federation	1.00 ~ 8.21	KRW	195,179		195,179	226,622	226,622

Foreign currency borrowings
The Export-Import Bank of Korea	0.55 ~ 13.2	USD	51,362,344		307,375	138,000,000	242,335
		JPY	4,067,628,600			10,401,835,976
		VND	—			2,443,430,595
		MYR	5,409,167			9,680,526
		CNY	1,059,632,000			—
		EUR	4,567,379			—
		PLN	768,000			—

Add: Premium on debentures issued					2,651		—

					505,205		468,957

Loans from foreign financial institutions
NATIXIS	2.00	EUR	636,350		963	636,350	1,065

				₩	3,430,562		786,887

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
14.	Long-term Debt
(a)	Debentures as of December 31, 2010 and 2009 are as follow:

			Annual Interest
(In millions of won)	Issue date	Maturity	Rate (%)	2010				2009
Domestic Debentures (*2)	03/28/2006 ~ 12/01/2010	03/19/2010 ~ 08/27/2019	2.05 ~ 8.75	KRW	4,960,050	₩	4,960,050	3,372,050	₩	3,372,050
				USD	723,100,000		862,609	340,000,000		396,984
				JPY	9,000,000,000		125,737	9,000,000,000		113,654
9th Samurai Bonds (Public)	06/28/2006	06/28/2013	2.05	JPY	50,000,000,000		698,540	50,000,000,000		631,410
1st Samurai Bonds (Private)	12/29/2008	12/29/2011	Tibor +1.6	JPY	50,000,000,000		698,540	50,000,000,000		631,410
11th FRN	11/11/2008	11/11/2011	Tibor +2.6	JPY	20,000,000,000		279,416	20,000,000,000		252,564
1st Euro Bonds	08/10/2006	08/10/2016	5.88	USD	300,000,000		341,670	300,000,000		350,280
Exchangeable Bonds (*1)	08/19/2008	08/19/2013	—	JPY	52,795,000,000		737,588	52,795,000,000		666,706
1st Global Bonds	03/26/2009	03/26/2014	8.75	USD	700,000,000		797,230	700,000,000		817,320
2nd Global Bonds	10/28/2010	10/28/2020	4.25	USD	700,000,000		797,230	—		—

							10,298,610			7,232,378

Add: Premium on debentures issued							6,442			—

Add: Premium on bond redemption							11,138			10,067

Less: Current portion							(2,941,300)			(317,084)
Less: Discount on							(64,930)			(70,449)

						₩	7,309,960		₩	6,854,912

(*1)	On August 19, 2008, the Company issued exchangeable bonds, which are exchangeable with 18,994,379 SK Telecom Co., Ltd. ADRs. Details of exchangeable bonds are as follows:

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Premium on bond redemption	JPY 797,204,500 (redeemed on put date or maturity date)
Exchangeable price:	JPY 2,999.11/ADR
Fair value of an exchangeable right at issuance:	JPY 2,867,605,334
Fair value of an exchangeable right as of December 31,2009:	JPY 63,354,000
Exercise period of exchangeable right:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise date of put by bondholders:	August 19, 2011

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(*2)	One of the subsidiaries, Daewoo International Corporation issued the convertible bonds with a face value of USD300 million at 100% of face value on July 6, 2009. The convertible bonds will be redeemed at 111.27% of the face value at the maturity date on July 6, 2014 (guaranteed yield to maturity: 5.25%), unless redeemed or converted early. The convertible bonds may be early redeemed on July 6, 2011 at the option of the bondholders at 104.16% of the face value and as a result, they are classified as current portion of long-term debt during the current year. Furthermore, the convertible bonds may be early redeemed at the option of the bondholders in certain events such as the change of the parties controlling Daewoo International Corporation. On the other hand, at Daewoo International Corporation’s option, the convertible bonds may be early redeemed on or after July 6, 2012, provided that the market price of Daewoo International Corporation’s common stock is above 130% of the conversion price for at least 20 consecutive trading days. Also, the convertible bonds can be converted into 1 common shares per the face value of ₩31,450 from July 6, 2010 to June 23, 2014.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(b)	Long-term debt as of December 31, 2010 and 2009 are as follows:

(In millions of won)	Annual Interest Rate
Financial Institutions	(%)	2010				2009
Won currency
The Korea Resources Corporation	Representative Borrowing Rate (*1) - 2.25	KRW	55,114	₩	55,114	55,114	₩	55,114
Woori Bank	Representative Borrowing Rate (*1) - 1.25	KRW	35,488		35,488	20,405		20,405
National Forestry Corporative Federation	1.50	KRW	746		746	—		—
The Korea Development Bank and others	1.00 ~ 10.48	KRW	1,536,887		1,536,887	537,418		537,418
Less: Current portion					(195,179)			(226,622)

					1,433,056			386,315

Foreign currency
Korea National Oil Corporation (*2)	Representative Borrowing Rate (*1) - 2.25	USD	7,027,711		8,429	4,549,590		5,578
The Export Import Bank of Korea (*3)	4.09 ~ 4.5	USD	323,800,000		368,776	—		—
The Korea Development Bank and others	0.55 ~ 8.00	USD	457,426,838		1,813,840	618,377,590		1,219,739
		JPY	38,557,601,262			18,409,435,976
		CNY	2,583,696,500			1,307,960,156
		MYR	49,409,167			149,680,526
		VND	2,338,613,695			2,443,430,595
		EUR	77,580,568			—
		INR	3,373,240,000			—
		AUD	69,358,457			—
		PLN	2,059,356			—
		CAD	12,276,632			—
Less: Current portion					(307,375)			(242,335)
Less: Present value discount					(22,176)			—

					1,861,494			982,982

					3,294,550			1,369,297

(*1)	The average yield of a 3-year government bond is utilized for the annual interest rate calculation. The average yield of a 3-year government bond is rounded off to the nearest 0.25%.

(*2)	The borrowing is related to the exploration of gas fields in the Aral Sea and Namangan-Chust in Uzbekistan with Korea National Oil Corporation (“KNOC”) (note 17).

(*3)	The borrowing is related to the API iron ore, mine and other development work in Australia.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(c)	Loans from foreign financial institutions as of December 31, 2010 and 2009 are as follows:

	Annual Interest Rate
(In millions of won)	(%)	2010			2009
NATIXIS	2.00	EUR	3,327,892	5,037	3,964,241	6,637
Less: Current portion				(963)		(1,065)

				4,074		5,572

(d)	Aggregate maturities of long-term debt as of December 31, 2010 are as follows:

(In millions of won)					Foreign Currency		Loans From Foreign
Period	Debentures (*)		Borrowings		Borrowings		Financial Institutions		Total
2011	₩	2,983,324	₩	195,179	₩	307,375	₩	963	₩	3,486,841
2012		790,050		425,137		590,788		963		1,806,938
2013		2,582,268		309,291		483,958		963		3,376,480
2014		1,357,230		120,676		229,568		963		1,708,437
Thereafter		2,638,900		577,952		579,356		1,185		3,797,393

	₩	10,351,772	₩	1,628,235	₩	2,191,045	₩	5,037	₩	14,176,089

(*)	The amount includes a premium on bond redemption of exchangeable bonds.
15.	Provision for Severance Benefits
The changes in accrued severance benefits for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Estimated severance benefits at the beginning of period	₩	1,112,963	1,176,070
Provision for severance benefits		376,970	79,186
Payment		(114,020)	(144,007)
Others (*)		58,180	1,714

Estimated severance benefits at the end of period	₩	1,434,093	1,112,963

Transferred to National Pension Fund		(1,579)	(1,751)
Deposits for severance benefits trust		(993,412)	(810,791)

Net balance at the end of period	₩	439,102	300,421

(*)	Includes foreign currency adjustments, changes in consolidation scope and others.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
16.	Other Liabilities
Other liabilities as of December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Other current liabilities
Unearned revenue	₩	7,745	2,355
Derivatives liabilities		88,571	35,678
Others		328,607	96,149

	₩	424,923	134,182

Other long-term liabilities
Reserve for allowance	₩	113,975	40,718
Derivatives liabilities		11,925	8,831
Liability related to stock appreciation rights		30,057	54,272
Deposit received		664,004	152,386
Others		242,250	54,280

	₩	1,062,211	310,487

17.	Commitments and Contingencies
(a)	As of December 31, 2010, contingent liabilities on outstanding guarantees provided for the repayment of loans of affiliated companies are as follows:

Entity Being Guaranteed	Financial Institution	Amount		Won Equivalent
POSCO Investment Co., Ltd.	HSBC and others	USD	477,000,000	₩	543,255
		MYR	240,000,000		88,644
		CNY	630,000,000		108,675
POSCO-Vietnam Co., Ltd.	The Export-Import Bank and others	USD	230,000,000		261,947
		JPY	4,806,750,000		67,154
POSCO Maharashtra Steel	The Export-Import Bank	USD	69,000,000		78,584
Private Limited.
BX STEEL POSCO Cold	Bank of China and others	USD	11,760,000		13,394
Rolled Sheet Co., Ltd.		CNY	48,744,470		8,408
United Spiral Pipe, LLC	Comerica Bank	USD	25,000,000		28,473
Taegisan Wind Power	Korea Development Bank	KRW	7,500		7,500
Corporation
International Business Cneter	The Export-Import Bank	USD	20,000,000		22,778
Corporation
POSCO E&C Vietnam Co.,	The Export-Import Bank and others	USD	75,500,000		85,987
Ltd. (formerly, POSLILAMA
E&C Co., Ltd.)
POSCO E&C Songdo	Hana Bank and others	KRW	360,000		360,000
International Building
Chungju Enterprise City	NH Bank	KRW	28,226		28,226
Development Co., Ltd.
Daewoo Engineering	—	USD	445,400,000		507,266
Company
POSCO Canada Ltd.	Hana Bank	USD	12,484,500		14,219

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

Entity Being Guaranteed	Financial Institution	Amount		Won Equivalent
POSCO MPC S.A. de C.V.	BOTM	USD	70,600,000		80,406
POSCO-Malaysia SDN BHD	HSBC and others	MYR	115,011,101		42,479
POSCO-Mexico Co., Ltd.	HSBC	USD	170,000,000		193,613
POSCO-Poland Wroclaw	HSBC	EUR	10,600,000		16,044
Steel Processing Center
Co., Ltd.
Qingdao Pohang Stainless	Standard Chartered	USD	42,000,000		47,834
Steel Co., Ltd.
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others	CNY	630,000,000		108,675
		USD	295,000,000		335,976
POSCO-JKPC Co., Ltd.	Mizuho Bank and others	JPY	2,297,600,000		32,099
POSCO-JNPC Co., Ltd.	Mizuho Bank and others	JPY	3,390,000,000		47,361
POSCO-JOPC Co., Ltd.	Mizuho Bank and others	JPY	2,922,500,000		40,830
POSCO-JYPC Co., Ltd.	Mizuho Bank and others	JPY	2,907,150,190		40,615
DaiMyung TMS Co., Ltd.	Woori Bank and others	KRW	27,500		27,500
DMSA, AMSA	The Export-Import Bank and others	USD	121,340,000		138,194
POSCO-Indonesia Jakarta	POSCO Investment	USD	1,000,000		1,139
Processing Center, PT
Daewoo International	Korea Exchange Bank	USD	5,105,000		5,814
(America) Corp.	New York and others
Daewoo International	SHB	EUR	890,300		1,348
Deutschland GmbH
Daewoo International	SBJ and others	JPY	2,450,000,000		34,228
Japan Corp.
Daewoo International	SCB and others	USD	14,495,000		16,508
Singapore Pte Ltd.
Daewoo Cement	Credit Agricole	EUR	27,989,750		42,365
(Shandong) Co., Ltd.	The Export-Import Bank	USD	34,804,477		39,639
	China Construction Bank	CNY	80,000,000		13,801
	and others
Daewoo Textile Bukhara LLC	The Export-Import Bank	USD	33,250,000		37,868
Daewoo Paper	Hana Bank (China)	USD	2,800,000		3,189
Manufacturing Co., Ltd.
POSCO SeAH Steel Wire	POSCO Investment Co., Ltd.	USD	1,875,000		2,135
(Nantong) Co., Ltd.
Shanghai Lansheng	Bank of Communications	USD	12,500,000		14,236
Daewoo Corporation
Daewoo Textile Bukhara LLC	NBU	UZS	6,519,620		5

				₩	3,588,411

As of December 31, 2009, contingent liabilities on outstanding guarantees provided for the repayment of loans of affiliated companies amounted to ₩2,103,286 million.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(b)	As of December 31, 2010, contingent liabilities on outstanding guarantees provided to non-affiliated companies for the repayment of loans are as follows:

(In millions of won)	Entity Being		Amount
Grantors	Guaranteed	Financial Institution	Guaranteed		Won Equivalent
POSCO	Zeus (Cayman) Ltd.	Related creditors	JPY	52,795,000,000	₩	737,588
POSCO E&C Co., Ltd.	The first district of	Kookmin Bank	KRW	34,781		34,781
	Minrak, Busan
	Association of the 4th	NH Bank	KRW	3,000		3,000
	district of Yongsan
POSCO P&S Co., Ltd.	GIPI	Qatar National Bank and others	USD	12,000,000		13,667
(formerly, Posteel Co., Ltd.)
	Asia Speciality Steel	Yamaguchi Bank and others	JPY	2,700,000,000		37,721
	Co., Ltd.
	Sebang Steel	The Bank of Fukuoka, Ltd.	JPY	245,000,000		3,423
POSCO Plant Engineering	Halla Precision Eng.	Shinhan Bank and others	KRW	112,970		112,970
Co., Ltd.	Co., Ltd.
POSCO ICT Co., Ltd.	Jeonnong schoo	Industrial Bank of Korea and others	KRW	1,338,175		1,338,175
	keeper co. and others
Samjung Packing &	Pyungsan Si Co., Ltd.	Seoul Guarantee Insurance	KRW	748		748
Aluminum Co., Ltd.		Company
PHP Co., Ltd.	Expo apartment	Kookmin Bank	KRW	387,849		387,849
Daewoo Engineering Company	Sen Structural Engineers	Youngdong Construction Co,. Ltd.	KRW	117		117
	Co., Ltd.	and others
	Hyundai ENG Co., Ltd.	Samsung C&T Corporation and	KRW	63,636		63,636
		others
	Samjin Solar Light Energy	Hana Bank	KRW	81,393		81,393
	Co., Ltd. and others
Daewoo International	Sherritt International	The Export-Import Bank of Korea	USD	5,995,539		6,828
Corporation	Corporation
	Ambatovy Project	The Export-Import Bank of Korea	USD	40,279,361		45,874
	Investments Ltd.					—

					₩	2,867,770

As of December 31, 2009, the Company had outstanding payment guarantees for non-affiliated companies and others amounting to ₩984,063 million.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(c)	As of December 31, 2010, the Company and certain subsidiaries acquired certain tools and equipment under operating lease agreements with Macquarie Capital Korea Co., Ltd. and others. The Company’s lease expenses, with respect to the above lease agreements, amounted to ₩12,116 million for the year ended December 31, 2010. Future lease payments under the above lease agreements are as follows:

(In millions of won)
Period	Amount
2011	₩	10,552
2012		6,919
2013		3,886
2014		317
2015		71
Thereafter		1

	₩	21,746

(d)	As of December 31, 2010, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business. Details are as follows:

(In millions of won)
Company	Plaintiff	Amount	Description
POSCO	Retired Employees and others	8,035	12 lawsuits including claim for recapture of treasury stock by retirees

POSCO E&C Co., Ltd.	Korea Development	73,205	47 lawsuits including claim for surety obligations of Korea Development
	Financing Corporation		Financing Corporation
	and others
POSCO P&S Co., Ltd.	Samjin Line Co., Ltd. and others	1,817	3 lawsuits including claims for damages related to import and export business
(formerly, Posteel Co., Ltd.)
POSCO ICT Co., Ltd.	NRT Korea Co., Ltd.	1,324	6 lawsuits including litigation on subcontract service fees
POSCO Plant Engineering	Taeyang Precision Enterprose	488	2 lawsuits including itigation on construction project payments
Co., Ltd.	Co., Ltd. and others
Daewoo Engineering	Hanjin Heavy Industries & Construction Co., Ltd.	5,494	8 lawsuits including claims for damage of fishing business related to construction of YangYang International Airport
Sungjin Geotec Co., Ltd	Vision Machinery Co., Ltd.	332	Lawsuit against claim for insurance payment
Daewoo International	Industrial Development	1,274	12 lawsuits including claim for surety obligations
Corporation	Bank of India and others
POSCO NST Co., Ltd.	Jungwoo Machinary Co., Ltd.	285	Lawsuit on the claim for payment of suppling facilities
POSEC Hawaii Inc.	Resident committee of	900	Lawsuit on the claim for compensation and defect-repair
	membership resort

POSCO E&C (Beijing) Co., Ltd.	Beijing Lantian Jianzhu Gongcheng Youxiangongsi	654	Lawsuit against proving the truth about the evidence of subconstractor payment
	and others
Although the outcome of these matters is uncertain, the impacts of these matters are not expected to be material on the Company.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(e)	POSCO entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of December 31, 2010, 308 million tons of iron ore and 52 million tons of coal remained to be purchased under such long-term contracts.
(f)	On August 1, 2005, POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years. Purchase price is subject to change, following change of monthly standard oil price (JCC) and also price of ceiling is applicable.
(g)	POSCO entered into commitments of foreign currency long-term borrowings which are limited up to the amount of USD6.86 million and USD3.54 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan and the exploration of gas hydrates in Namangan-Chust, respectively. The repayment of borrowings depends on the success of the project. POSCO is not liable for the repayment of full or part of money borrowed if the project fails and also POSCO has agreed to pay a certain portion of its profits under certain conditions as defined by borrowing agreements.
(i)	As of December 31, 2010, commitments and other contingencies provided to non-affiliated companies are as follows:
1)	As of December 31, 2010, POSCO has bank overdraft agreements of up to ₩200,000 million with Woori Bank and six other banks. In addition, POSCO entered into a credit purchase loan agreement with Industrial Bank of Korea and four other banks for credit lines of up to ₩770,000 million and a short-term borrowing agreement of up to ₩150,000 million with Woori Bank. POSCO has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to USD1,000 million and to borrow USD1,300 million in foreign short-term borrowings. The accounts receivables in foreign currency sold to financial institutions and outstanding as of December 31, 2010, amount to USD194 million for which POSCO is contingently liable upon the issuers’ default.

2)	POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung Corporation and Namkwang Engineering & Construction Co., Ltd. amounting to ₩3,688,900 million while Samsung Corporation and SK Engineering & Construction Co., Ltd. provides the completion guarantees and payment guarantees on customers’ borrowings on behalf of POSCO E&C Co., Ltd. amounting to ₩1,743,914 million as of December 31, 2010. Also, POSCO E&C Co., Ltd. has loan agreements of up to ₩260,000 million, USD308 million with Woori Bank and ₩53,000 million with Korea Exchange Bank.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
3)	As of December 31, 2010, POSCO E&C Co., Ltd. has provided eleven blank promissory notes, eleven blank checks and six other notes, approximately amounting to ₩61,704 million, to Korea Housing Guarantee Co., Ltd. and other financial institutions as collateral for agreements and outstanding loans. In addition, POSCO E&C Co., Ltd. has entered into a contract to guarantee the borrowings of subcontractors amounting to ₩1,136,938 million with financial institutions and also has entered into contracts to guarantee borrowings related to redevelopment project costs, civil engineering and SOC projects amounting to ₩70,464 million. POSCO E&C Co., Ltd. has provided supplementary funding agreements to subcontractors to make stable progress in the operation and guaranteed the borrowings related to intermediate payment of buyers amounting to ₩36,856 million.

4)	As of December 31, 2010, POSCO E&C Co., Ltd. has given the call option as a construction investor of the Cheongna International Business Town Co., Ltd. according to shareholders’ agreement and the foreign investors and financial investors have the put option to be able to sell its equity to the construction investors under certain conditions. POSCO E&C treated this option contract as a financing arrangement with security collateral as construction investors have the risk and benefit of the equity held by Pangaea Bluehil B.V and Standard Chartered First Bank (“the financial investors”). Accordingly, POSCO E&C recorded ₩41,741 million of equity method investment and debt and ₩4,944 million of interest expense for the year ended December 31, 2010.

5)	As of December 31, 2010, POSCO P&S Co., Ltd. (formerly, Posteel Co.,Ltd.) has entered into local and foreign credit agreements, of up to ₩635,210 million with Hana Bank and other banks of which ₩283,644 million remains unused.

6)	As of December 31, 2010, Pohang Coated Steel Co., Ltd. has local credit loan agreements, credit purchase loan agreements and letters of credit in relation to trade of up to ₩102,900 million and USD50 million with Shinhan Bank and other banks of which ₩75,000 million and USD0.5 million remains unused.

7)	As of December 31, 2010, POSCO ICT Co., Ltd. entered into payment guarantees of up to USD28 million with Korea Exchange Bank and USD30 million with Nonghup related with opening L/C. In addition, POSCO ICT Co., Ltd. has corporate card credit lines of up to ₩1,500 million with Korea Exchange Bank.

8)	As of December 31, 2010, POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to ₩230,000 million with Woori Bank and others. POSCO Specialty Steel Co., Ltd. has used ₩141,388 million of this loan agreement. In addition, POSCO Specialty Steel Co., Ltd. has agreements with Woori Bank and seven other banks for opening letters of credit of up to USD55 million, and for a loan of up to ₩165,000 million and POSCO Specialty Steel Co., Ltd. has used USD3.8 million.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
9)	As of December 31, 2010, POSCO Power Corp. has a loan agreement up to ₩89,008 million and USD70 million with Kookmin Bank and three other banks and has used ₩39,397 million and USD21 million. In addition, a request for repayment of the convertible and redeemable preferred stock issued by POSCO Power Corp. is available from the next day after seven years of the issue date. When the request occurs, the principal amounting to ₩200,000 million and the compounded interest rate of 4.89 percent should be paid within 60 days after the request.

As of December 31, 2010, POSCO Power Corp. provides its whole capacity of Combined Thermal Power Cycle 1~4 to Korea Electric Power Corp. in accordance with a long-term contract. The price of electric power provided by POSCO Power Corp. is decided using the method of compensating fixed payments and expenses for the cost of production and the investment on electric power production equipment based on the contract. In addition, the Company has been provided with a payment guarantee of ₩40,673 million from Seoul Guarantee Insurance as electric power supply collateral to Korea Electric Power Corp.

10)	As of December 31, 2010, POSCO TMC Co., Ltd. has credit purchase loan agreements of up to ₩65,000 million with Kookmin Bank and three other banks. In addition, POSCO TMC Co., Ltd. has loan agreements, secured by trade accounts receivable, of up to ₩6,100 million with Hana Bank and two other banks.

11)	As of December 31, 2010, Daewoo Engineering Company has a loan agreement and credit purchase loan agreement of up to ₩40,000 million and ₩60,000 million with Citibank. In addition, Daewoo Engineering Company has a loan agreement of up to ₩600,000 million with Korea Exchange Bank in relation to foreign guarantees, forward exchange and opening letters of credit. Also, Daewoo Engineering Company has foreign guarantees provided of up to USD8.9 million with Woori Bank.

12)	As of December 31, 2010, POSCO AST Co., Ltd. has outstanding balance of accounts receivables sold to financial institutions in the amount of USD951,478.83 and ₩2,229 million, for which POSCOAST Co., Ltd. is contingently liable upon the issuers’ default. In addition, POSCOAST Co., Ltd. has a loan agreement and an agreement related to opening letters of credit of up to ₩141,000 million and USD10 million with Korea Exchange Bank and others.

13)	As of December 31, 2010, Sungjin Geotec Co., Ltd. has a collateral agreement amounting to ₩53,822 million secured by the export objects and future trade accounts receivable with the Export-Import Bank of Korea within the amount of debt and payment guarantees. In addition, Sungjin Geotec Co., Ltd. gives its plate raw materials as additional collateral for this.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
As of December 31, 2010, Sungjin Geotec Co., Ltd. has loan agreements of up to ₩463,594 million, a guarantee agreement up to ₩393,181 million, a loan agreement, secured by trade accounts receivable, of up to ₩36,000 million and agreement to draw commercial papers up to ₩40,000 million with Shinhan Bank and others. In addition, Sungjin Geotec Co., Ltd. has derivative limit agreement up to ₩113,387 million with Shinhan Bank.

In 2010, Sungjin Geotec Co., Ltd. sold certain accounts or notes receivable amounting to ₩91,244 million to Korea Exchange Bank and recorded a ₩420 million loss. The outstanding as of December 31, 2010, amounts to ₩904 million.

14)	Contingent liabilities carried over from Daewoo Corporation prior to the spin-off for Daewoo International Corporation. On July 22, 2000, Daewoo Corporation’s stockholders approved the spin-off of its business activities by establishing two companies, Daewoo International Corporation and Daewoo Engineering & Construction Co., Ltd. (Daewoo E&C), with the former representing the international trading division and the latter representing the construction division.

Certain creditors approved the spin-off; some however disapproved. Creditors who approved the spin-off entered into a work-out agreement on March 15, 2000, transferring certain Daewoo Corporation’s liabilities to the Company and to Daewoo E&C, which resulted in the Company becoming a primary debtor or guarantor for those carried-over liabilities. However, creditors who did not approve the spin-off filed lawsuits against Daewoo Corporation, which later consolidated into a class action lawsuit against the Company to cancel the proposed spin-off.

With regard to the probable claims on the liabilities from both agreeing and disagreeing creditors, Daewoo International Corporation estimated ₩77,337 million as the amount of contingent liabilities on the basis of the proposed agreement and all other information. Daewoo International Corporation reflected this amount as a provision for contingencies in the non-consolidated financial statements.

As of December 31, 2010, Daewoo International Corporation has letter of credit facilities (“L/C”) with Woori Bank, document against acceptance facilities (“D/A”) and other trading facilities up to USD4,188 million.

Daewoo International Corporation has pledged 51 blank promissory notes as collateral for contract performance guarantees as of December 31, 2010.

15)	As of December 31, 2010, POSCO America Corporation has loan agreements of up to USD140 million with Bank of America and others and has used USD111 million.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
16)	As of December 31, 2010, POSCO Asia Co., Ltd. has agreements with Bank of America, Citibank, HSBC and others for trade financing of up to USD410 million and has used USD 295 million.

17)	As of December 31, 2010, Zhangjiagang Pohang Stainless Steel Co., Ltd. has loan agreements of up to CNY7,446 million and USD335 million with Bank of China and others.

18)	As of December 31, 2010, Qingdao Pohang Stainless Steel Co., Ltd. has loan agreements of up to CNY450 million and USD40 million with China Agriculture Bank and others, and has used CNY19 million.

19)	As of December 31, 2010, POSCO (Suzhou) Automotive Processing Center Co., Ltd. has loan agreements of up to USD91.7 million with Industrial and Commercial Bank of China and others and has used USD57 million.

20)	As of December 31, 2010, POSCO-Japan Co., Ltd. has bank overdraft agreements for working capital of up to JPY65,800 million with MIZUHO bank and others and has used JPY44,375 million.

21)	As of December 31, 2010, POSCO-Foshan Steel Processing Center Co., Ltd. has a loan agreement of up to USD170 million and has used USD32 million.

22)	As of December 31, 2010, VSC POSCO Steel Corporation has a loan agreement of up to USD77 million with Standard Chartered and others and has used USD15 million.

23)	As of December 31, 2010, POSCO-CTPC has a loan agreement of up to CNY130 million and USD12 million with HSBC and others and has used CNY65 million and USD7 million.

24)	As of December 31, 2010, POSCO (Guangdong) Coated Steel Co., Ltd. has a loan agreement of up to USD137 million with HSBC and five other banks and has used USD50 million.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
18.	Capital Stock
Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with a par value of ₩5,000 per share. As of December 31, 2010, exclusive of retired stock, 87,186,835 shares of common stock have been issued.
The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.
As of December 31, 2010, ending balance of capital stock amounted to ₩482,403 million; however, it is different from par value which amounted to ₩435,934 million due to retirement of treasury stock.
As of December 31, 2010, total shares of ADRs are 67,255,792 shares, equivalent to 16,813,948 of common shares.
19.	Capital Surplus
Capital surplus as of December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Additional paid-in capital	₩	463,825	463,825
Revaluation surplus		3,224,770	3,224,770
Others		722,423	757,437

	₩	4,411,018	4,446,032

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
20.	Retained Earnings
Retained earnings as of December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Appropriated
Legal reserve	₩	241,202	241,202
Appropriated retained earnings for business rationalization		918,300	918,300
Reserve under Korean Tax Law		1,128,333	720,000
Voluntary reserve		24,953,394	22,768,724

		27,241,229	24,648,226
Unappropriated		4,154,241	3,287,500

	₩	31,395,470	27,935,726

The Commercial Code of the Republic of Korea requires the company to appropriate annually, as a legal reserve, an amount equal to a minimum of 10% cash dividends paid, until such a reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the company’s majority shares.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
21.	Dividends
(a)	Details of interim and year-end dividends for the years ended December 31, 2010, and 2009 are as follows:

Interim cash dividends
(In millions of won, except for share data)	2010		2009
Number of outstanding shares		77,032,878	76,569,916
Dividend ratio		50%	30%

Dividend amount	₩	192,582	114,855

Year-end cash dividends
(In millions of won, except for share data)	2010		2009
Number of outstanding shares		77,032,878	77,032,878
Dividend ratio		150%	130%

Dividend amount	₩	577,747	500,714

(b)	Details of the dividend payout ratios and dividend yield ratios for the years ended December 31, 2010 and 2009 are as follows:

	2010		2009
	Dividend	Dividend	Dividend	Dividend
	Payout Ratio	Yield Ratio	Payout Ratio	Yield Ratio
Common shares	18.42%	2.05%	19.13%	1.29%

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
22.	Capital Adjustments
(a)	Capital adjustments as of December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Treasury stock	₩	(2,403,263)	(2,403,263)
Others		561	(7,405)

	₩	(2,402,702)	(2,410,668)

(b)	Treasury stocks which are maintained for stabilization of stock price in accordance with the decision made by the Board of Directors as of December 31, 2010 and 2009 are as follows:

	2010			2009
(In millions of won, except for share data)	Number of shares	Book value		Book value
Treasury stock	7,792,072	₩	1,662,068	1,662,068
Specified money in trust	2,361,885		741,195	741,195

	10,153,957	₩	2,403,263	2,403,263

The voting rights of treasury stock are restricted in accordance with the Korean Commercial Code of the Republic of Korea.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
23.	Stock Appreciation Rights
(a)	The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
Before the modifications (*)
Number of shares		498,000		60,000		22,000		141,500		218,600		90,000		1,030,100
Exercise price (per share)	₩	98,400	₩	135,800	₩	115,600	₩	102,900	₩	151,700	₩	194,900
After the modifications (*)
Grant date	July 23, 2001		April 27, 2002		September 18, 2002		April 26, 2003		July 23, 2004		April 28, 2005
Exercise price (per share)	₩	98,900	₩	136,400	₩	116,100	₩	102,900	₩	151,700	₩	194,900
Number of shares granted		453,576		55,896		20,495		135,897		214,228		90,000		970,092
Number of shares cancelled		19,409		—		—		—		—		—		19,409
Number of shares exercised		434,167		55,896		20,495		135,897		144,964		64,000		855,419
Number of shares outstanding		—		—		—		—		69,264		26,000		95,264

	July 24, 2003		April 28, 2004		Sept. 19, 2004		April 27, 2005		July 24, 2006		April 29, 2007
Exercise period	- July 23, 2008		- April 27, 2009		- Sept. 18, 2009		- April 26, 2010		- July 23, 2011		- April 28, 2012

(*)     The Company modified the number of shares granted under the stock appreciation rights and the exercise price, as presented above (1st, 2nd, 3rd, 4th and 5th), in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.

(b) Expenses (or income) related to stock appreciation rights granted to executives incurred for the year ended December 31, 2010 are as follows:

(In millions of won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
Prior periods	₩	59,945	₩	10,780	₩	6,071	₩	31,896	₩	81,239	₩	31,694	₩	221,625
Current period		—		—		—		(32)		(7,533)		(2,871)		(10,436)

	₩	59,945	₩	10,780	₩	6,071	₩	31,864	₩	73,706	₩	28,823	₩	211,189

(c)	As of December 31, 2010 and 2009, liabilities related to stock appreciation rights which are stated as long-term accrued expenses amounted to ₩30,057 million and ₩55,141 million, respectively.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
24.	Derivative Financial Instruments
The Company has entered into cross currency swap agreements to reduce interest rates and currency risks and currency forward contracts with financial institutions to hedge the fluctuation risk of future cash flows. The gains and losses on currency swap and currency forward contracts for the years ended December 31, 2010 and 2009 and related contracts outstanding as of December 31, 2010 and 2009 are as follows:

				Valuation Gain/Loss				Transaction Gain/Loss
(In millions of won)	Type of	Purpose of	Financial	Income Statement				Income Statement
Company	Transaction	Transaction	Institutions	2010		2009		2010		2009
POSCO	Currency forward	Trading	Woori Bank and others	₩	—	₩	—	₩	26,737	₩	14,177
	Embedded derivative (*)	Exchangeable Bonds	Related creditors		1,248		7,065		—		—
POSCO E&C Co., Ltd.	Currency forward	Fair value hedge	HSBC and others		13,057		10,659		10,515		12,527
	Interest Swap	Cash flow hedge	Calyon Bank and others		(1,509)		(28,045)		(6,736)		(4,322)
	Valuation of Fixed contract	Fair market value hedge	—		(16,385)		(34,328)		—		—
POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)	Currency forward	Trading	SC Korea First Bank		70		23		(352)		(41)
POSCO Coated & Color Steel Co., Ltd.	Currency Option	Trading	SC Korea First Bank and others		—		5,145		3,561		(6,935)
	Non-derivatives	Cash flow hedge	Citi Bank		—		—		—		2,150
POSCO Plant Engineering Co., Ltd.	Currency forward	Trading	Korea Exchange Bank and others		—		—		—		(1,270)
POSCO A&C Co., Ltd.	Currency forward	Trading	Korea Exchange Bank		(62)		—		(13)		—
Posco Specialty Steel Co., Ltd.	Currency forward	Trading	SC Korea First Bank		—		6		90		211
Samjung Packing & Aluminum Co., Ltd.	Currency future	Trading	Woori Bank and others		—		—		—		969
POSCO Power Corp.	Currency forward	Trading	Nong Hyup Bank and others		—		5,251		(509)		—
	Currency Swap	Cash flow hedge	Calyon Bank and others		10,735		(18,670)		—		—
	Currency Swap	Trading	Mizuho Corporate Bank and others		(10,215)		—		3,528		—
POSCO TMC Co., Ltd.	Currency forward	Trading	Nong Hyup Bank and others		—		—		(32)		—
Daewoo engineering Company	Currency forward	Trading	Citibank		2,475		354		512		(7,284)
POSCO AST Co., Ltd.	Currency forward	Trading	Hana Bank		(31)		—		62		—
DaiMyung TMS Co., Ltd.	Currency forward	Trading	Woori Bank		(8)		—		(31)		—
Sungjin Geotec Co., Ltd.	Interest Swap	Trading	Shinhan Bank		(154)		—		—		—
	Currency option	Fair market value	Woori Bank		—		—		9,810		—
Daewoo International Corporation	Currency forward	Fair market value hedge	Korea Development Bank and others		8,733		—		1,639		—
	Commodity Future	Fair market value	TOYOTA and others		(31,945)		—		(33,493)		—
POSCO Austrailia Pty. Ltd.	Derivatives	Trading	MML		—		9,295		—		—

				₩	(23,991)	₩	(43,245)	₩	15,288	₩	10,182

(*)	POSCO applied derivative accounting on exchangeable right to investors related to exchangeable bond issued on August 19, 2008 as the exchangeable right meets certain criteria of embedded derivatives. Fair values of exchangeable right are ₩885 million (JPY63,354,000) and ₩2,133 million (JPY168,994,000) as of December 31, 2010 and 2009, respectively. This exchangeable right is included in other long-term liabilities (note 14).

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
25.	Selling and Administrative Expenses
Selling and administrative expenses for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Transportation and storage	₩	1,251,325	648,345
Salaries		532,712	280,529
Welfare		139,954	142,429
Depreciation and amortization		230,699	123,525
Fees and charges		266,787	158,158
Advertising		108,532	94,696
Research and development expense		141,787	84,382
Severance benefits		78,244	27,482
Sales commissions		149,074	80,159
Travel		53,246	24,827
Rent		62,887	30,929
Repairs		6,880	20,439
Training		33,759	18,104
Office supplies		14,100	8,378
Provision for doubtful accounts		64,326	42,020
Meetings		17,536	11,012
Taxes and public dues		43,530	24,500
Vehicle expenses		11,434	5,627
Membership fees		10,642	8,417
Sales promotions		19,489	8,186
Entertainment		20,422	11,393
Others		81,511	95,877

	₩	3,338,876	1,949,414

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
26.	Income Taxes
(a)	Income tax expense for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Current income taxes (*)	₩	1,139,085	576,303
Deferred income taxes		313,835	475,187
Carry-forward income tax		35,291	(309,942)
Items charged directly to shareholders’ equity		(306,123)	(229,701)
Tax effect due to consolidation entries		(69,192)	24,149

	₩	1,112,896	535,996

(*)	Additional tax payments (or tax returns) arising from finalized tax assessment are added or deducted in current income taxes.
(b)	The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2010 and 2009:

(In millions of won)	2010		2009
Net income before income tax expense	₩	5,337,686	3,739,275
Income tax expense computed at statutory rate		1,291,720	904,905
Adjustments:
Tax credit		(295,725)	(364,333)
Effect of changes in tax rate		(854)	(21,443)
Others, net		117,755	16,867

Income tax expense	₩	1,112,896	535,996

Effective rate (%)		20.8	14.3

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(c)	Changes in temporary differences and deferred income taxes for the years ended December 31, 2010 and 2009 are as follows:

	Temporary Differences						Deferred Income Tax
(In millions of won)	Dec. 31, 2009		Inc. (dec.)		Dec. 31, 2010		Dec. 31, 2009		Inc. (dec.)		Dec. 31, 2010
Deductible temporary differences:
Reserve for special repairs	₩	(173,990)	₩	48,447	₩	(125,543)	₩	(39,500)	₩	11,724	₩	(27,776)
Allowance for doubtful accounts		168,340		26,635		194,975		39,525		6,897		46,422
Reserve for technology developments		(835,700)		(423,750)		(1,259,450)		(184,259)		(92,882)		(277,141)
Dividend income from related companies		491,042		257,133		748,175		108,029		56,296		164,325
Depreciation expense		(364,833)		178,455		(186,378)		(83,258)		38,410		(44,848)
Valuation of equity method investments		(1,806,491)		(1,348,306)		(3,154,797)		(307,388)		(164,863)		(472,251)
Prepaid expenses		73,996		8,601		82,597		17,882		1,966		19,848
Impairment loss on property, plant and equipment		120,867		77,138		198,005		11,309		14,877		26,186
Gain/loss on foreign currency translation		238,849		244,535		483,384		51,507		55,572		107,079
Provision for severance benefits		215,942		61,627		277,569		48,620		12,459		61,079
Group severance insurance deposits		(189,739)		(47,261)		(237,000)		(42,960)		(9,180)		(52,140)
Provision for construction losses		58,280		(2,785)		55,495		14,104		(690)		13,414
Provision for construction warranty		33,170		1,288		34,458		7,464		272		7,736
Appropriated retained earnings for technological development		(1,000)		1,000		—		(242)		242		—
Accrued income		(3,827)		(2,789)		(6,616)		(650)		(614)		(1,264)
Accrued on valuation of Inventories		34,512		30,399		64,911		8,199		7,408		15,607
Others		642,678		(84,298)		558,380		146,666		30,997		177,663

	₩	(1,297,904)	₩	(973,931)	₩	(2,271,835)	₩	(204,952)	₩	(31,109)	₩	(236,061)

Current and deferred income taxes recognized directly to equity:
Capital adjustment arising from equity method investments	₩	(729,327)	₩	(729,007)	₩	(1,458,334)	₩	(160,513)	₩	(170,761)	₩	(331,274)
Gain on valuation of available-for-sale securities		(1,020,472)		(223,590)		(1,244,062)		(238,573)		(142,613)		(381,186)
Loss on valuation of available-for-sale securities		882,542		(237,930)		644,612		195,016		(51,153)		143,863
Others		—		(34,463)		(34,463)		—		(8,227)		(8,227)

	₩	(867,257)	₩	(1,224,990)	₩	(2,092,247)	₩	(204,070)	₩	(372,754)	₩	(576,824)

Deferred tax from tax credit and others:
Tax credit							₩	288,550	₩	(64,485)	₩	224,065
Deficit carry-forwards								45,676		49,220		94,896

							₩	334,226	₩	(15,265)	₩	318,961

Tax effect on elimination of inter-company profit and others								241,640		(470,296)		(228,656)

							₩	166,844	₩	(889,424)	₩	(722,580)

Tax effect from change of consolidation scope (*1)								—		609,490		—

								166,844		(279,934)		(722,580)

(*1)	Represents changes in deferred tax assets (liabilities) resulting from changes in consolidation scope which did not impact current income tax expenses.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Temporary Differences						Deferred Income Tax
(In millions of won)	Dec. 31, 2008		Inc. (dec.)		Dec. 31, 2009		Dec. 31, 2008		Inc. (dec.)		Dec. 31, 2009
Deductible temporary differences:
Reserve for special repairs	₩	(281,825)	₩	107,835	₩	(173,990)	₩	(62,422)	₩	22,922	₩	(39,500)
Allowance for doubtful accounts		292,571		(124,231)		168,340		63,786		(24,261)		39,525
Reserve for technology developments		(9,464)		(826,236)		(835,700)		(2,150)		(182,109)		(184,259)
Dividend income from related companies		431,497		59,545		491,042		94,929		13,100		108,029
Depreciation expense		(274,668)		(90,165)		(364,833)		(60,194)		(23,064)		(83,258)
Valuation of equity method investments		(1,376,045)		(430,446)		(1,806,491)		(210,804)		(96,584)		(307,388)
Prepaid expenses		69,227		4,769		73,996		16,289		1,593		17,882
Impairment loss on property, plant and equipment		126,027		(5,160)		120,867		42,667		(31,358)		11,309
		634,028		(395,179)		238,849		140,283		(88,776)		51,507
Provision for severance benefits		175,238		40,704		215,942		39,376		9,244		48,620
Group severance insurance deposits		(114,741)		(74,998)		(189,739)		(25,921)		(17,039)		(42,960)
Provision for construction losses		36,243		22,037		58,280		8,112		5,992		14,104
Provision for construction warranty		26,595		6,575		33,170		5,852		1,612		7,464
Appropriated retained earnings for technological development		(2,000)		1,000		(1,000)		(462)		220		(242)
Accrued income		(2,744)		(1,083)		(3,827)		15		(665)		(650)
Accrued on valuation of inventories		12,121		22,391		34,512		2,944		5,255		8,199
Others		275,369		367,309		642,678		32,248		114,418		146,666

	₩	17,429	₩	(1,315,333)	₩	(1,297,904)	₩	84,548	₩	(289,500)	₩	(204,952)

Current and deferred income taxes
Capital adjustment arising from equity method investments	₩	(721,748)	₩	(7,579)	₩	(729,327)	₩	(159,500)	₩	(1,013)	₩	(160,513)
Gain on valuation of available-for-sale securities		(340,226)		(680,246)		(1,020,472)		(74,222)		(164,351)		(238,573)
Loss on valuation of available-for-sale securities		962,542		(80,000)		882,542		212,140		(17,124)		195,016
Others		14,618		(14,618)		—		3,199		(3,199)		—

	₩	(84,814)	₩	(782,443)	₩	(867,257)	₩	(18,383)	₩	(185,687)	₩	(204,070)

Deferred tax from tax credit and others:
Tax credit							₩	16,471	₩	272,079	₩	288,550
Deficit carry-forwards								7,813		37,863		45,676

							₩	24,284	₩	309,942	₩	334,226

Tax effect on elimination of inter-company profit and others								265,789		(24,149)		241,640

							₩	356,238	₩	(189,394)	₩	166,844

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
27.	Earnings per Share
Basic and diluted earnings per share for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won except per share information)	2010		2009
Net income attributable to controlling interest	₩	4,181,285	3,218,425
Weighted-average number of common shares outstanding (*)		77,032,878	76,661,240

Basic and diluted earnings per share	₩	54,279	41,982

(*)	Basic and diluted earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the years ended December 31, 2010 and 2009:

	2010	2009
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(10,153,957)	(10,525,595)

Weighted-average number of common shares outstanding	77,032,878	76,661,240

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
28.	Comprehensive Income
Comprehensive income for the years ended December 31, 2010 and 2009 are as follows:

(In millions of won)	2010		2009
Net income	₩	4,217,695	3,242,311

Other comprehensive income (loss)
Gain on valuation of available-for-sale securities, net		741,983	776,060
Less: tax effect		(184,995)	(181,471)
Changes in capital adjustments of equity method investments		(183,116)	34,077
Less: tax effect		148,074	(22,983)
Foreign currency translation adjustments		144,037	(165,124)
Less: tax effect		(42,701)	21,961
Gain on valuation of derivative instruments		—	14,541
Less: tax effect		—	(3,199)

		623,282	473,862

Comprehensive income	₩	4,840,977	3,716,173

Controlling interest	₩	4,734,913	3,695,881
Non-controlling interest	₩	106,064	20,292

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
29.	Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies as of December 31, 2010 and 2009 are as follows:

	2010				2009
(In millions of won,			Won				Won
other currencies in thousands)	Foreign Currency (*2)		Equivalent		Foreign Currency (*2)		Equivalent
Assets
Cash, cash equivalents and financial instruments	USD	346,430	₩	394,549	USD	362,217	₩	422,925
	JPY	348,701		4,872	JPY	502		6
	EUR	4,011		6,071	EUR	882		1,477
	Foreign subsidiaries	1,033,538		1,177,097	Foreign subsidiaries	723,876		845,198
Trade accounts and notes receivable	USD	1,440,400		1,640,471	USD	448,193		523,310
	JPY	6,449,198		90,100	JPY	5,552,183		70,114
	EUR	162,932		246,614	EUR	38,941		65,198
	Foreign subsidiaries	2,240,818		2,552,067	Foreign subsidiaries	1,075,209		1,255,413
Other accounts and notes receivable	USD	99,587		113,420	USD	14,023		16,373
	JPY	11,144		156	JPY	8,879		112
	EUR	279		422		—		—
	Foreign subsidiaries	101,415		115,501	Foreign subsidiaries	82,694		96,552
Short-term and long-term loans receivable	USD	89,428		101,850	USD	849		991
	Foreign subsidiaries	736,056		838,294	Foreign subsidiaries	481,875		562,637
Long-term trade accounts and notes receivable	USD	8,932		10,173		—		—
	Foreign subsidiaries	1,849		2,106	Foreign subsidiaries	71		82
Investment securities (*1)	Foreign subsidiaries	678,525		772,772	Foreign subsidiaries	405,168		473,075
Guarantee deposits	USD	1,818		2,071	USD	361		422
	EUR	135		205	EUR	135		226
	Foreign subsidiaries	8,509		9,690	Foreign subsidiaries	6,526		7,619

			₩	8,078,501			₩	4,341,730

(*1)	Presented at face value.

(*2)	Currencies other than US dollars, Japanese yen, and Euros are converted into US dollars. The amounts of foreign subsidiaries are converted into US dollars.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	2010				2009
(In millions of won,			Won				Won
other currencies in thousands)	Foreign Currency (*2)		Equivalent		Foreign Currency (*2)		Equivalent
Liabilities
Trade accounts and notes payable	USD	1,272,190	₩	1,448,898	USD	357,303	₩	417,187
	JPY	3,669,833		51,271	JPY	1,972,372		24,908
	EUR	83,306		126,092	EUR	40,581		67,944
	Foreign subsidiaries	1,945,915		2,216,202	Foreign subsidiaries	883,962		1,032,114
Other accounts and notes payable	USD	103,901		118,333	USD	45,841		53,524
	JPY	703,572		9,829	JPY	420,914		5,315
	EUR	19,585		29,644	EUR	3,396		5,686
	Foreign subsidiaries	79,576		90,630	Foreign subsidiaries	44,249		51,666
Accrued expenses	USD	10,934		12,452	USD	1,479		1,727
	JPY	198,028		2,767	JPY	137,450		1,736
	EUR	4,460		6,750	EUR	—		—
	Foreign subsidiaries	156,473		178,208	Foreign subsidiaries	29,795		34,789
Short-term borrowings	USD	1,311,607		1,493,789	USD	435,784		508,821
	JPY	646,092		9,026	JPY	—		—
	EUR	60,053		90,896	EUR	—		—
	Foreign subsidiaries	3,091,405		3,520,801	Foreign subsidiaries	1,984,096		2,316,630
Withholdings	USD	9,067		10,327	USD	39,148		45,709
	JPY	—		—	JPY	372,553		4,705
	EUR	23		34	EUR	11,827		19,802
	Foreign subsidiaries	9,101		10,365	Foreign subsidiaries	1,614		1,885
Debentures (*1)	USD	2,457,405		2,798,739	USD	1,340,000		1,564,584
	JPY	181,794,972		2,539,821	JPY	182,592,205		2,305,811
	Foreign subsidiaries	—		—	Foreign subsidiaries	—		—
Loans from foreign financial institutions	USD	568,257		647,188	USD	64,550		75,369
	JPY	16,997,747		237,472	JPY	285,686		3,608
	EUR	85,553		129,493		—		—
	Foreign subsidiaries	1,412,963		1,609,224	Foreign subsidiaries	1,103,630		1,288,598
Foreign currency loans	EUR	3,328		5,037	EUR	3,964		6,637

			₩	17,393,288			₩	9,838,755

(*1)	Presented at face value.

(*2)	Currencies other than US dollars, Japanese yen, and Euros are converted into US dollars. The amounts of foreign subsidiaries are converted into US dollars.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
30.	Related Party Transactions
(a)	As of December 31, 2010, the subsidiaries of the Company are as follows:

Domestic (37)	POSCO E&C Co., Ltd., POSCO P&S Co., Ltd. ( formerly, Posteel Co., Ltd.), POSCO Coated & Color Steel Co., Ltd., POSCO Plant Engineering Co., Ltd., POSCO ICT Co., Ltd., POSCO Research Institute, Seung Kwang Co., Ltd., POSCO A&C Co., Ltd., POSCO Specialty Steel Co., Ltd., POSTECH Venture Capital Corp, eNtoB Corporation, POSCO Chemtech Company Ltd., POSCO Terminal Co., Ltd., Metapolis Co., Ltd., POSMATE Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., POSTECH 2006 Energy Fund, PHP Co., Ltd., POSCO TMC Co., Ltd., PNR Co., Ltd., Megaasset Co., Ltd., Daewoo engineering Company, POSCO FeulCell Co., Ltd., POSCO AST CO., LTD., DAIMYUNG TMS. CO. LTD., POS-HiMETAL CO., Ltd., POSCO E&E Co., Ltd., Gwangyang Steel Fabrication Center, 9digit Co., Ltd., Sungjin Geotec Co., Ltd., Postech Early Stage Fund, POSCO Family Strategy Fund, Daewoo International Corporation,

Overseas (76)	POSCO America Corporation, POSCO Australia Pty. Ltd., POSCO Canada Ltd., POSCAN Elkveiw Coal Ltd., POSCO Asia Co., Ltd., VSC POSCO Steel Corp., Dalian POSCO-CFM Coated Steel Co., Ltd., POSCO-CTPC Co.,Ltd., POSCO-JKPC Co.,Ltd., International Business Center Corporation, POSLILAMA E&C Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POSCO (Thailand) Co., Ltd., Myanmar POSCO Steel Co., Ltd., POSCO-JOPC Co.,Ltd., POSCO Investment Co., Ltd., POSCO-MKPC SDN BHD., Qingdao Pohang Stainless Steel Co., Ltd., POSCO (Suzhou) Automotive Processing Center Co., Ltd., POSCO Bio Ventures L.P., POSEC-Hawaii Inc., POS-Qingdao Coil Center Co., Ltd., POS-Ore Pty. Ltd., POSCO China Holding Corporation, POSCO Japan Co., Ltd., POS-CD Pty. Ltd., POS-GC Pty. Ltd.,

POSCO India Private Ltd., POS-India Pune Steel Processing Centre Pvt. Ltd., POSCO- JNPC Co., Ltd., POSCO-Foshan Steel Processing Center Co., Ltd. (POSCO-CFPC), POSCO E&C (Beijing) Co., Ltd., POSCO-MPC S.A. de C.V, Zhangjiagang Pohang Port Co., Ltd., Qingdao Pos-metal Co., Ltd., POSCO Vietnam Co., Ltd., POSCO-Mexico Co., Ltd., POSCO-India Delhi Steel Processing Centre Pvt. Ltd, POSCO-Poland Wroclaw Steel Processing Center Co., Ltd, POS-NP Pty. Ltd., POSCO-Vietnam Processing Center Co., Ltd., POSCO (Chongqing) Automotive Processing Center Co, Ltd., Suzhou POS-CORE Technology Co., Ltd., POSCO-JYPC Co.,Ltd., POSCO-Malaysia SDN BHD, POS-Minerals Corp., POSCO (Wuhu) Automotive Processing Center Co., Ltd., POSCO-Phillippine Manila Processing Center Inc., POSCO-MESDC Co., Ltd., POSCO-VST Co., Ltd., POSCO Maharashtra Steel Private Limited, POSCO India Chennai Steel Processing Centre Pvt. Ltd., POSCO Turkey Nilufer Processing Center Co., Ltd.,

POSCO Vietnam Ha Noi Processing Center Co, Ltd., POSCO (Liaoning) Automotive Processing Center Ltd., POSCO-Indonesia Jakarta Processing Center, PT, POSCO China Dalian Plate Processing Center Ltd., POSCO-NCR COAL Ltd., POSCO WA Pty. Ltd., Daewoo International (America) Corp., Daewoo International Deutschland GmbH, Daewoo International Japan Corp.,Daewoo International Singapore Pte Ltd., Daewoo Italia S.r.l., Daewoo Cement (Shandong) Co., Ltd., Daewoo (China) Co., Ltd., PT. Rismar Daewoo Apparel, Daewoo Textile Fergana LLC, Daewoo Textile Bukhara LLC, Daewoo International Australia Holdings Pty. Ltd., Daewoo Paper Manufacturing Co., Ltd., POSCO Mauritius Ltd., POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd., Daewoo International Mexico, S.A. de C.V., Xenesys Inc.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(b)	Significant transactions, which occurred in the ordinary course of business, with consolidated subsidiaries for the years ended December 31, 2010 and 2009, and the related account balances as of December 31, 2010 and 2009 are as follows:

	Sales and Others (*1)			Purchase and Others (*1)			Receivables (*2)			Payables (*2)
(In millions of won)	2010		2009	2010		2009	2010		2009	2010		2009
Subsidiaries
POSCO E&C Co., Ltd.	₩	7,441	4,605	₩	2,245,401	2,546,163	₩	133,793	142,813	₩	230,830	536,857
POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)		1,082,903	1,167,877		456,045	158,260		129,028	114,697		5,439	3,494
POSCO Coated Steel Co., Ltd.		685,698	494,938		2,778	1,490		104,663	109,616		337	199
POSCO Plant Engineering Co., Ltd.		3,479	10,352		239,694	280,573		28,262	4,683		60,052	59,984
POSCO ICT Co., Ltd.		1,212	1,121		491,631	468,534		21,031	40,458		94,145	111,186
POSCO America Corporation		233,594	169,274		—	—		12,027	6,163		—	—
POSCO Canada Ltd.		—	—		170,379	84,192		—	—		—	—
POSCO Asia Co., Ltd.		1,377,802	1,093,589		148,050	76,004		120,658	40,548		3,767	1,170
POSCO-JKPC Co., Ltd.		65,938	30,088		194	—		1,496	33		—	—
POSCO (Thailand) Co., Ltd.		123,913	70,129		88	5		26,163	19,835		—	—
eNtoB Corporation		2	—		87,046	225,439		—	—		2,000	6,561
POSCO Chemtech Company Ltd.		142,677	87,121		571,755	475,269		33,832	6,879		63,090	68,529
POSCO-MKPC SDN BHD		64,136	54,766		—	—		—	437		—	—
Qingdao Pohang Stainless Steel Co., Ltd.		78,064	185,002		—	—		13,836	24,205		—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		113,416	113,392		—	—		—	—		—	—
POSCO Japan Co., Ltd.		1,161,919	690,289		267,058	84,112		23,921	25,637		8,112	8,949
Samjung Packing & Aluminum Co., Ltd.		29,083	18,945		255,514	203,179		3,260	1,472		31,685	24,942
POS-India Pune Steel Processing Centre Pvt. Ltd.		164,628	110,901		—	—		10,412	12,356		—	—
POSCO-Foshan Steel Processing Center Co., Ltd.		71,640	58,413		—	—		—	—		—	—
POSCO-MPC S.A. de C.V.		125,768	98,476		151	—		—	—		—	—
POSCO Vietnam Co., Ltd.		188,595	117,296		—	—		665	95,518		—	—
POSCO-Mexico Co., Ltd.		273,241	125,057		7	—		80,309	16,247		—	—
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		90,871	76,997		76	511		—	13		—	—
POSCO TMC Co., Ltd.		151,323	130,964		86	39		11,823	11,678		12	24
POSCO-JYPC Co., Ltd.		67,213	—		—	—		—	—		—	—
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		101,710	83,526		—	—		—	—		—	—
POSCO AST Co., Ltd.		267,323	83,245		54,969	20,938		19,031	17,492		8,255	7,572
Daewoo International Corporation		867,916	—		2,710	—		138,975	—		—	—
Others		380,549	226,793		214,361	122,585		35,740	26,867		37,707	19,237

	₩	7,922,054	5,303,156	₩	5,207,993	4,747,293	₩	948,925	717,647	₩	545,431	848,704

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(c)	Significant transactions, which occurred in the ordinary course of business, with equity-method investees for the years ended December 31, 2010 and 2009, and the related account balances as of December 31, 2010 and 2009 are as follows:

	Sales and Others (*1)			Purchase and Others (*1)			Receivables (*2)			Payables (*2)
(In millions of won)	2010		2009	2010		2009	2010		2009	2010		2009
Equity method investees
USS-POSCO Industries (UPI)		308,998	241,921		185	58		58,347	39,052		—	—
Poschrome (Proprietary) Ltd.		—	—		82,170	53,711		—	176		—	—
SNNC Co., Ltd.		1,763	1,437		519,871	368,742		182	1,974		57,512	26,963
Others		11,890	5,973		159	3,018		—	—		33,962	34,040

	₩	322,651	249,331	₩	602,385	425,529	₩	58,529	41,202	₩	91,474	61,003

(*1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, acquisition of property, plant and equipment, overhead expenses and others.

(*2)	Receivables include trade accounts and notes receivable, other accounts receivable and others; payables include trade accounts payable, other accounts payable and others.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(d)	Eliminations of inter-company revenues and expenses for the year ended December 31, 2010 and receivables and payables as of December 31, 2010 are as follows:

	Sales and	Purchase and	Payables	Receivables
(In millions of won)	Others (*1)	Others (*1)	(*2)	(*2)
Subsidiaries
POSCO	₩ 7,922,054	₩ 5,207,993	₩ 948,925	₩ 545,431
POSCO E&C Co., Ltd.	3,096,242	355,502	339,041	234,633
POSCO P&S Co., Ltd. (formerly, Posteel Co., Ltd.)	800,535	1,464,917	94,063	143,683
POSCO Coated Steel Co., Ltd.	148,207	756,164	17,117	121,002
POSCO Plant Engineering Co., Ltd.	317,579	17,927	84,037	55,505
POSCO ICT Co., Ltd.	592,701	12,120	118,382	44,369
POSCO Specialty Steel Co., Ltd.	120,934	85,003	27,844	14,863
eNtoB Corporation	124,655	276	21,411	—
POSCO Chemtech Company Ltd.	622,916	152,698	76,991	44,572
Metapolis Co., Ltd.	—	123,283	—	25,041
Samjung Packing & Aluminum Co., Ltd.	273,441	33,225	35,920	3,595
POSCO Power Corp.	1,259	598,825	5,051	10,504
POSCO TMC Co., Ltd.	10,183	153,391	955	11,823
Daewoo engineering Company	131,472	31,173	40,363	12,629
POSCO AST Co., Ltd.	71,937	278,987	29,759	20,639
Daewoo International Corporation	2,864,387	1,539,569	793,029	183,752
POSCO America Corporation	45,844	280,798	3,068	12,428
POSCO Australia Pty. Ltd.	4,191	22,901	62,255	104,150
POSCO Canada Ltd.	170,379	—	—	—
POSCO Asia Co., Ltd.	1,445,804	1,584,930	353,369	134,578
POSCO-CTPC Co., Ltd.	38	123,139	—	31,054
Zhangjiagang Pohang Stainless Steel Co., Ltd.	670,765	86,469	89,571	17,880
Guangdong Pohang Coated Steel Co., Ltd.	16,763	194,259	917	39,229
POSCO (Thailand) Co., Ltd.	88	181,097	—	60,178
POSCO Investment Co., Ltd.	3,698	—	453,360	—
POSCO-MKPC SDN BHD	—	104,634	—	3,789
Qingdao Pohang Stainless Steel Co., Ltd.	251,177	488,661	23,041	68,848
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	72	307,399	15	66,781
POS-Qingdao Coil Center Co., Ltd.	49	146,527	106	27,315

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

	Sales and	Purchase and	Payables	Receivables
(In millions of won)	Others (*1)	Others (*1)	(*2)	(*2)
POSCO Japan Co., Ltd.	501,416	1,216,883	103,659	27,703
POS-India Pune Steel Processing Centre Pvt. Ltd.	468	184,760	747	24,860
POSCO-JNPC Co., Ltd.	18,875	198,205	1,883	73,772
POSCO-Foshan Steel Processing Center Co., Ltd.. (POSCO-CFPC)	1,222	504,221	—	82,002
POSCO-MPC S.A. de C.V.	511	211,443	67	22,301
POSCO Vietnam Co., Ltd.	274,671	752,472	11,684	243,374
POSCO-Mexico Co., Ltd.	78,491	292,878	10,776	142,839
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	556	107,571	22	7,341
Daewoo International (America) Corp.	47,288	627,635	9,587	219,195
Daewoo International Deutschland GmbH	50,427	437,571	614	92,249
Daewoo International Japan Corp.	112,108	551,745	3,326	97,273
Daewoo International Singapore Pte Ltd.	238,094	742,779	3,733	63,628
Daewoo Italia S.r.l.	815	212,617	1,475	16,686
Others	651,438	1,311,103	191,542	806,211

	₩ 21,683,750	₩ 21,683,750	₩ 2,147,605	₩ 2,690,055

(*1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, acquisition of property, plant and equipment, overhead expenses and others.

(*2)	Receivables include trade accounts and notes receivable, other accounts receivable and others; payables include trade accounts payable, other accounts payable and others.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(e)	For the years ended December 31, 2010 and 2009, details of compensation to key management officers excluding stock appreciation rights are as follows:

(In millions of won)	2010		2009
Salaries	₩	52,494	43,608
Severance benefits		17,159	15,216
Management achievement awards and others		43,011	34,455

Total	₩	112,664	93,279

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. The Company recognized expense related to stock appreciation rights which were decreased by ₩10,436 million, and increased by ₩36,100 million for the year ended December 31, 2010 and 2009, respectively.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
31.	Segment and Regional Information
(a)	The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2010:

			Engineering and			Consolidation
(In millions of won)	Steel		Construction	Trading	Others	Adjustment	Consolidated
Sales
Total sales	₩	43,805,940	7,580,791	25,038,557	5,868,985	(21,656,413)	₩	60,637,860
Inter-company sales		(9,725,797)	(3,364,293)	(6,158,977)	(2,407,346)	21,656,413		—

Net sales	₩	34,080,143	4,216,498	18,879,580	3,461,639	—	₩	60,637,860

Operating income	₩	5,300,081	319,052	234,788	396,595	(512,207)	₩	5,738,309
Inventories	₩	7,770,426	634,456	1,122,533	348,675	(72,637)	₩	9,803,453
Investments (non-current)		16,500,546	995,211	3,013,674	1,841,940	(11,581,930)		10,769,441
Property, plant and equipment		22,142,843	1,126,165	463,013	3,512,104	(1,544,976)		25,699,149
Intangible assets		296,152	12,294	48,803	202,455	2,601,748		3,161,452
Total Assets	₩	56,903,869	7,045,398	8,028,890	9,260,698	(13,292,922)	₩	67,945,933
Depreciation and amortization (*)	₩	2,641,203	47,430	10,789	212,498	39,748	₩	2,951,668
The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2009:

			Engineering and			Consolidation
(In millions of won)	Steel		Construction	Trading	Others	Adjustment	Consolidated
Sales
Total sales	₩	34,503,317	7,760,374	4,120,088	3,420,139	(12,948,917)	₩	36,855,001
Inter-company sales		(6,090,338)	(3,852,222)	(1,137,776)	(1,868,581)	12,948,917		—

Net sales	₩	28,412,979	3,908,152	2,982,312	1,551,558	—	₩	36,855,001

Operating income	₩	3,217,117	345,647	32,795	268,027	4,576	₩	3,868,162
Inventories	₩	4,208,446	718,815	156,083	157,836	(88,341)	₩	5,152,839
Investments (non-current)		10,319,818	888,745	594,174	1,241,058	(6,572,796)		6,470,999
Property, plant and equipment		19,694,065	1,143,885	220,729	2,087,110	(1,306,004)		21,839,785
Intangible assets		198,763	20,042	1,646	101,972	307,546		629,969
Total Assets	₩	46,249,396	6,080,744	1,808,745	5,539,673	(9,366,810)	₩	50,311,748
Depreciation and amortization (*)	₩	2,368,575	25,363	5,564	205,800	(52,220)	₩	2,553,082

(*)	Includes depreciation expense of idle property.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(b)	The following table provides information on the significant financial status of each operating segment by region of the consolidated subsidiaries as of and for the years ended December 31, 2010 and 2009:

	2010
						Asia/Pacific
	Korea					Excluding			Consolidation
(In millions of won)	Domestic		Export	Japan	China	Japan & China	North America	Others	Adjustments	Consolidated
Statement of income
Sales	₩	46,698,403	18,805,598	2,521,240	7,712,264	2,256,986	964,582	3,335,200	(21,656,413)	₩	60,637,860
Less: Inter-segment		(9,445,761)	(7,855,619)	(654,170)	(2,554,387)	(464,844)	(92,627)	(589,005)	21,656,413		—

Net sales	₩	37,252,641	10,949,979	1,867,070	5,157,877	1,792,141	871,956	2,746,196	—	₩	60,637,860

Operating income	₩		5,922,379	24,850	100,324	49,402	7,699	145,862	(512,207)	₩	5,738,309

Statement of financial position
Investments (non-current)	₩		20,252,685	46,667	327,374	1,794	242,135	1,480,716	(11,581,930)	₩	10,769,441
Property, plant and equipment			23,889,411	290,910	1,569,282	788,294	1,247	704,981	(1,544,976)		25,699,149
Intangible assets			333,373	890	113,014	26,144	—	86,283	2,601,748		3,161,452
Total Assets	₩		68,494,711	1,338,409	4,980,467	1,884,565	619,449	3,921,254	(13,292,922)	₩	67,945,933

	2009
						Asia/Pacific
	Korea					Excluding			Consolidation
(In millions of won)	Domestic		Export	Japan	China	Japan & China	North America	Others	Adjustments	Consolidated
Statement of income
Sales	₩	27,542,842	13,976,977	1,147,966	5,324,202	821,000	268,975	721,956	(12,948,917)	₩	36,855,001
Less: Inter-segment		(7,737,086)	(3,570,565)	(248,479)	(1,214,694)	(64,311)	(21,358)	(92,424)	12,948,917		—

Net sales	₩	19,805,756	10,406,412	899,487	4,109,508	756,689	247,617	629,532	—	₩	36,855,001

Operating income	₩		3,722,730	2,601	54,830	5,500	634	77,291	4,576	₩	3,868,162

Statement of financial position
Investments (non-current)	₩		11,795,877	37,948	402,305	1,925	244,267	561,472	(6,572,795)	₩	6,470,999
Property, plant and equipment			20,609,974	266,523	1,126,206	650,473	2,787	489,826	(1,306,004)		21,839,785
Intangible assets			204,007	711	42,959	3,326	3,245	68,175	307,546		629,969
Total Assets	₩		51,821,244	932,996	3,308,712	1,257,710	404,160	1,953,736	(9,366,810)	₩	50,311,748

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(c)	Condensed consolidated statements of financial position as of December 31, 2010 and 2009 categorized by type of business are as follows:

	Non-financial Institution			Financial Institution
(In millions of won)	2010		2009	2010		2009
Assets
Current assets	₩	26,820,377	20,233,636	₩	286,745	400,514
Non-current assets		40,783,860	29,535,124		54,951	142,474
Investment assets		10,718,547	6,332,198		50,894	138,801
Property, plant and equipment		25,699,045	21,839,775		104	10
Intangible assets		3,161,418	629,918		34	51
Other non-current assets		1,204,850	733,233		3,919	3,612

Total assets		67,604,237	49,768,760		341,696	542,988

Liabilities
Current liabilities		16,505,850	8,878,677		587,376	396,141
Non-current liabilities		13,650,383	9,371,979		902	637

Total liabilities	₩	30,156,233	18,250,656	₩	588,278	396,778

(d) Condensed consolidated statements of income for the years ended December 31, 2010 and 2009 categorized by type of business are as follows:

	Non-financial Institution			Financial Institution
(In millions of won)	2010		2009	2010		2009
Sales	₩	60,629,216	36,836,780	₩	8,644	18,221
Cost of goods sold		51,556,697	31,032,184		3,979	5,241
Selling and administrative expenses		3,334,785	1,944,829		4,090	4,585

Operating income		5,737,734	3,859,767		575	8,395
Non-operating income		2,855,257	2,361,475		1,505	918
Non-operating expenses		3,256,020	2,481,060		1,365	10,220

Net income before income tax expense		5,336,971	3,740,182		715	(907)
Income tax expense		1,112,852	536,068		44	(72)
Net income of subsidiaries before purchasing		7,095	(39,032)		—	—

Net income	₩	4,217,024	3,243,146	₩	671	(835)

Controlling interest	₩	4,180,614	3,219,260	₩	671	(835)
Non-controlling interest	₩	36,410	23,886	₩	—	—

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
32.	Significant Changes in Scope of Consolidation
(a)	In order to enhance its competitiveness through securing the export capability and to create the synergy effect between POSCO and its subsidiaries, on August 30, 2010, POSCO signed a share purchase agreement with Daewoo International Corporation’s shareholders including Korea Asset Management Corporation after the resolution of the Board of Directors on April 23, 2010, and obtained an approval from the Fair Trade Commission Republic of Korea for business acquisition on September 13, 2010.

(b)	Business information of the investee company:

Investee	Business Information
Daewoo International Corporation	Export and import trade, brokerage, drawing, retail, resource development, distribution and others
Changes in the related goodwill for the year ended December 31, 2010 are as follows:

	Beginning					Ending
(In millions of won)	Balance	Acquisition		Depreciation		Balance
Goodwill (*)	₩ —	₩	1,159,977	₩	(14,500)	₩ 1,145,477

(*)	Goodwill is calculated as the excess of the acquisition cost of an investment over the Company’s share of the fair value of the identifiable net assets acquired and is amortized using the straight-line method over 20 years.

POSCO and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(c)	The summary of financial statements as of September 30, 2010 which is the acquisition date for business combination and as of and for the year ended December 31, 2009 are as follows:
1)	Summarized statements of financial position

(In millions of won)	September 30, 2010 (*)		December 31, 2009
Current assets	₩	2,289,376	1,757,421
Non-current assets		2,331,577	2,127,755

Total assets		4,620,953	3,885,176

Current liablities		2,369,955	1,449,598
Non-current liablities		782,773	1,045,847

Total liablities		3,152,728	2,495,445

Total shareholders’ equity		1,468,225	1,389,731

Total liablities and shareholders’ equity	₩	4,620,953	3,885,176

(*)	This financial information was not audited.
2)	Summarized statements of income

	For the nine-month
	period ended September	For the year ended
(In millions of won)	30, 2010 (*)	December 31, 2009
Sales	₩ 11,577,047	11,147,952
Cost of goods sold	10,919,446	10,390,672

Gross profit	657,601	757,280

Selling and administrative expenses	516,560	585,943

Operating profit	141,041	171,337

Non-operating income, net	(80,451)	7,521
Income before income taxes	60,590	178,858
Income tax expense	37,271	54,244

Net income	₩ 23,319	124,614

(*)	This financial information was not audited.

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